Morgan Stanley

Notice of 2022 Annual Meeting and Proxy Statement

Morgan Stanley



James P. Gorman

April 8, 2022

Dear fellow shareholders,

I cordially invite you to attend Morgan Stanley's 2022 annual meeting of shareholders on Thursday, May 26, 2022, which will be conducted virtually. I hope that you will be able to attend, and, if not, I encourage you to vote by proxy. Your vote is very important.

Morgan Stanley delivered record financial performance in 2021 with strong growth across its businesses and geographies. Fiscal stimulus and the reopening of many parts of the global economy led to robust economic growth and a favorable market environment in 2021. Amidst this backdrop, and with a strong focus on our clients, we delivered record financial results — our fourth consecutive year of earnings growth. For the full year, we reported record revenues of $59.8 billion and record net income of $15.0 billion, producing a return on average tangible common equity (ROTCE) of 19.8%.

The Firm's performance in 2021 exceeded our expectations. As a result, we were able to achieve all of the two-year objectives that we had set out for ourselves at the beginning of the year. We have built a sustainable business model with both scale and momentum, and our diversified global franchise is well positioned for long-term success. Our strong brand and franchise are generating tangible results as we collaborate across our segments with a coordinated, client-focused approach.

The acquisitions of E*TRADE and Eaton Vance have advanced our growth strategy, capping a 12-year transformation of Morgan Stanley into a more balanced company, producing higher returns, and pivoting to long-term, sustainable growth. Our total revenues have more than doubled since 2009 with each business having grown significantly and contributing to the Firm's enhanced profitability. We have built unique competitive advantages around each of our businesses and we expect to grow and maintain our leading positions.

In Institutional Securities, our competitive position is strong, and we are confident in our ability to capitalize on opportunities to hold, if not gain, share across the division. Share continues to aggregate to the industry leaders, and we expect this trend to persist. Our businesses are interconnected and integrated, delivering the entire Firm to all of our clients.

Our Wealth and Investment Management businesses together held $6.5 trillion in client assets at the end of 2021. We have significant scale advantages in these businesses, and they will benefit substantially as rates rise over the next several years. Our longer-term goal is to grow these assets to $10 trillion. The earnings power underlining these businesses will serve as an economic engine for the Firm for decades to come.

We have meaningfully and with intent transformed our business model over the past 12 years, and are laser focused on delivering value to our clients, shareholders, and employees. We have scale, significant growth opportunities in Wealth and Investment Management coupled with a leading Institutional business, strong brands that expand our footprint, and a commitment to capital return. While it is difficult to predict the economic environment in the short term, we believe unambiguously that Morgan Stanley is in its growth phase.

Our future growth and success will be guided by the depth of talent and leadership that exists across our Firm. It is our employees who will drive our business growth and sustain our culture. I am confident that our senior management team is strong and experienced. They are all long-term culture carriers with proven leadership, who will continue to build on our momentum. We also have a deep bench of talent within both the business and infrastructure sides of the Firm, and we are committed to investing in them and their success.

Building an increasingly diverse workforce remains central to our values, and we are continuing to take steps to ensure that our employees reflect the demographics of the communities in which we live and work. With the recent acquisitions of E*TRADE and Eaton Vance, we have welcomed thousands of employees to the Morgan Stanley franchise. As we continue to integrate these great organizations within our businesses, we remain committed to creating a diverse and equitable work environment where all employees can reach their highest potential and feel a sense of belonging.

Our Board of Directors and management value the views of our shareholders and engage with them year round on a broad range of topics, including our strategy, financial performance, executive compensation, corporate governance, human capital management and environmental and social goals. At the annual meeting, Nobuyuki Hirano will step down from our Board and we are nominating Masato Miyachi to replace him as an MUFG director representative. I would like to thank Mr. Hirano for his many years of extraordinary service stretching back to the founding of our unique, more than decade-long strategic partnership with MUFG. I know we will benefit from Mr. Miyachi's years of corporate and investment banking experience. Elizabeth Corley is also stepping down from the Board. She most recently served on the Nominating and Governance Committee, and I would like to thank Ms. Corley for her contributions to the Board.

I hope you will read my Letter to Shareholders where I discuss our achievements and opportunities for the future in greater detail. I look forward to hearing from you at the annual meeting next month. Please continue to stay healthy.

Thank you for your support of Morgan Stanley.

Very truly yours,

James P. Gorman

JAMES P. GORMAN
Chairman and Chief Executive Officer

* See the "Explanatory Notes" of the Compensation Discussion and Analysis, which provide additional information regarding the metrics referenced and non-GAAP measures.

Table of Contents

Morgan Stanley

1585 Broadway
New York, NY 10036

Notice of 2022 Annual Meeting of Shareholders

TIME AND DATE

10:00 a.m. (EDT) on May 26, 2022

LOCATION

In furtherance of Morgan Stanley's commitment to reduce our carbon footprint and facilitate shareholder participation regardless of physical location, we will hold our annual meeting virtually this year at www.virtualshareholdermeeting.com/MS2022. As always, we encourage you to vote your shares prior to the annual meeting.

ITEMS OF BUSINESS

- Elect the Board of Directors for a one-year term
- Ratify the appointment of Deloitte & Touche LLP as independent auditor
- Approve the compensation of executives as disclosed in the proxy statement (non-binding advisory vote)
- Consider a shareholder proposal, if properly presented at the meeting
- Transact such other business as may properly come before the meeting or any postponement or adjournment thereof

RECORD DATE

The close of business on March 28, 2022 is the date of determination of shareholders entitled to notice of, and to vote at, the annual meeting of shareholders.

ACCESS

Record or beneficial owners of Morgan Stanley's common stock as of the record date, the close of business on March 28, 2022, may attend, vote and submit questions at our annual meeting from any location via the Internet by logging in at www.virtualshareholdermeeting.com/MS2022 and entering the control number provided on your proxy card, voting instruction form or Notice. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to participate. See "Information About the Annual Meeting."

By Order of the Board of Directors,

signature

MARTIN M. COHEN
Corporate Secretary
April 8, 2022

VOTING

It is important that all of your shares are voted. You may submit your proxy to have your shares voted over the Internet or by telephone or by returning your proxy card or voting instruction form, if you receive one in the mail.

  

BY MOBILE DEVICE

You can vote by scanning the QR Barcode on your proxy materials.

BY INTERNET

You can vote online at www.proxyvote.com.

BY TELEPHONE

You can vote by calling the number on your proxy materials.

BY MAIL

You can vote by mail by completing, dating and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

WEBCAST

If you are unable to participate in the meeting, a replay of the meeting will be available at www.morganstanley.com/about-us-ir after the meeting. Please go to our website for details.

NOTICE

We are distributing to certain shareholders a Notice of Internet Availability of Proxy Materials (Notice) on or about April 8, 2022. The Notice informs those shareholders how to access this proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2021 through the Internet and how to submit a proxy online.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 26, 2022: Our Letter to Shareholders, Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2021 are available free of charge on our website at www.morganstanley.com/2022ams.

Overview of Voting Items

This overview of voting items presents certain information that you should consider before voting on the items presented at this year's annual meeting; however, you should read the entire proxy statement carefully before voting. In this proxy statement, we refer to Morgan Stanley as the "Company," the "Firm," "we," "our" or "us" and the Board of Directors as the "Board."

Item 1

Election of Directors

☑ Our Board unanimously recommends that you vote **"FOR"** the election of all director nominees.

See page 12 for Corporate Governance Matters and additional information, including qualifications of all director nominees.

DIRECTOR NOMINEES

Name, Age, Independence	Occupation highlights	Director since	Other current U.S.-listed public boards	Morgan Stanley Committees				
				A	**CMDS**	**N&G**	**O&T**	**R**
Alistair Darling, 68 Independent	Former Chancellor of the Exchequer for the U.K.	2016	None	M				M
Thomas H. Glocer, 62 Independent Lead Director	Former CEO of Thomson Reuters Corporation	2013	- Merck & Co., Inc.		M	M		
James P. Gorman, 63	Chairman of the Board and CEO of Morgan Stanley	2010	None					
Robert H. Herz, 68 Independent	Former Partner of PricewaterhouseCoopers LLP (PwC); Former Chair of Financial Accounting Standards Board	2012	- Federal National Mortgage Association (Fannie Mae) - Workiva Inc.	C		M		
Erika H. James, 52 Independent	Dean of the Wharton School at the University of Pennsylvania	2022	- Momentive Global Inc. (Momentive)			M		
Hironori Kamezawa, 60 Non-Management	President and Group CEO of Mitsubishi UFJ Financial Group, Inc. (MUFG)	2021	- MUFG				M*	
Shelley B. Leibowitz, 61 Independent	Former Group Chief Information Officer (CIO) for the World Bank and CIO of several financial services firms	2020	- Elastic NV (Elastic)	M			M	
Stephen J. Luczo, 65 Independent	Former CEO and Chair of Seagate Technology plc (Seagate)	2019	- AT&T Inc.		M		M	
Jami Miscik, 63 Independent	CEO and Vice Chair of Kissinger Associates, Inc. (Kissinger)	2014	- General Motors Company - HP Inc.				C	M
Masato Miyachi, 61 Non-Management	Deputy President and Chief Executive of Global Corporate and Investment Banking of MUFG Bank, Ltd. (MUFG Bank)	—	None				M**	
Dennis M. Nally, 69 Independent	Former Chair of PricewaterhouseCoopers International Ltd.	2016	- AmerisourceBergen Corporation	M	C			
Mary L. Schapiro, 66 Independent	Vice Chair for Global Public Policy and Special Advisor to Founder and Chair of Bloomberg, L.P.	2018	- CVS Health Corporation			M		
Perry M. Traquina, 66 Independent	Former CEO and Managing Partner of Wellington Management Company LLP	2015	- The Allstate Corporation - eBay Inc.				M	C
Rayford Wilkins, Jr., 70 Independent	Former CEO of Diversified Businesses of AT&T Inc.	2013	- Caterpillar Inc. - Valero Energy Corporation		M	C		

Note: Director ages are as of the date of the annual meeting.

* Effective at the annual meeting, Mr. Kamezawa will conclude service on the Operations and Technology Committee and join the Risk Committee.

** Effective upon his election by shareholders, Mr. Miyachi will join the Operations and Technology Committee.

A: Audit Committee
CMDS: Compensation, Management Development and Succession Committee
N&G: Nominating and Governance Committee
O&T: Operations and Technology Committee
R: Risk Committee
C: Chair
M: Member

THE MORGAN STANLEY BOARD OF DIRECTORS

Board Tenure Balance

Average Tenure: 5.5 years

10 years +:
1

5-10 years:
7

Less than 5 years:
6



Board Independence

All members of all committees are non-management, and the Board benefits from an **engaged Independent Lead Director** with expansive responsibilities

Management:
1

Non-Management:
13



Diverse and International Board



4 female directors	**4** ethnically diverse directors	**50%** of board is gender and/or ethnically diverse
5 directors born outside of the U.S.	**63.9** years Average age of Board upon election at annual meeting	**5** new directors in the last three years (since beginning of 2019)

Data and metrics as of the date of the annual meeting and based on characteristics self-identified by director nominees

Nominees' Skills Align with Company Business Model and Strategy



Skill	Count
Cybersecurity / Technology / Information Security	7
Accounting / Financial Reporting	8
ESG / Sustainability	8
Current or Former CEO	9
Risk Management	9
Financial Services	11
Human Capital Management	12
Academia / Government / Public Policy / Regulatory Affairs	12
Global / International Perspective	12
Public Company Governance	13

KEY CORPORATE GOVERNANCE PRACTICES

ROBUST BOARD OVERSIGHT

- Firm's strategy, including an annual offsite with management
- Annual business plans
- Enterprise Risk Management (ERM) framework
- Diversity and inclusion, environmental, social and governance (ESG) and climate change matters
- Culture, values and conduct
- Succession plans for CEO and senior executives

ANNUAL BOARD EVALUATION

- One-on-one interviews for Board, Independent Lead Director and committee evaluations include:
  - Duties and responsibilities, including individual director performance
  - Board and committee structure, including board and ethnic diversity
  - Culture, process and execution
- Policies and practices are revised as appropriate

SHAREHOLDER RIGHTS AND ACCOUNTABILITY

- Adopted proxy access
- Shareholders who own at least 25% of common stock may call special meeting of shareholders
- All directors selected annually by majority vote
- No "poison pill" in effect

COMMITTED TO SUSTAINABILITY

- Sustainability Report informed by SASB Guidance
- Climate Change report in line with TCFD Recommendations
- Pledged to reach net-zero financed emissions by 2050
- Interim 2030 emissions targets for the most emissions-intensive sectors within our corporate lending portfolio

VALUE AND RESPOND TO SHAREHOLDER FEEDBACK

- Investor input in recent years has led to:
  - Enhanced proxy disclosure of alignment of compensation and performance, and ESG matters
  - Inclusion of a Board matrix that shows gender and race/ethnicity for each director nominee
  - Our Diversity and Inclusion Report
  - Amendments to the Board's "overboarding" policy

Item 2

Ratification of Appointment of Morgan Stanley's Independent Auditor

 Our Board unanimously recommends that you vote **"FOR"** the ratification of Deloitte & Touche's appointment as our independent auditor.

See page 47 for Audit Matters and additional information, including the Audit Committee Report and fees paid to Deloitte & Touche.

Item 3

Company Proposal to Approve the Compensation of Executives as Disclosed in the Proxy Statement (Non-Binding Advisory Vote)

 Our Board unanimously recommends that you vote **"FOR"** this proposal.

See page 53 for the "Compensation Discussion and Analysis" (CD&A) and additional information relating to the metrics and certain non-GAAP measures referenced below in Section 5 "Explanatory Notes" of the CD&A.

PERFORMANCE-BASED APPROACH TO COMPENSATION AND 2021 PERFORMANCE HIGHLIGHTS

As in prior years, the CMDS Committee used a well-defined framework to determine CEO compensation for 2021, including establishing a target compensation range for the CEO and guidelines for the CEO performance assessment, including performance priorities based on the Company's strategic objectives.

Based on an evaluation of CEO performance and record Company financial performance in 2021, including meeting or exceeding its two-year objectives, and executing on the next phase of transformational growth and shareholder value, the CMDS Committee set CEO total compensation at $35 million, with shareholder-aligned features.

Under Mr. Gorman's leadership, for 2021:

- The Company achieved record financial performance in terms of revenues, profits before tax and earnings per share. The Company also reported full year ROTCE, efficiency ratio, and Wealth Management Pre-Tax Margin, each excluding integration expenses, meeting or exceeding the Company's two-year objectives.
- The market recognized the Company's continuing transformation and growth, as reflected in strong relative performance in TSR versus peers in 2021 and top performance over 3- and 5-year periods. The Company's share price increased 43% and market cap increased by approximately $50 billion to $174 billion.
- The Company continued to increase returns to shareholders, including a doubling of the annualized dividend.
- The Company continued to execute on its strategic transformation to drive significant growth in each of its businesses, including continuing to successfully integrate its E*TRADE Financial Corporation (E*TRADE) and Eaton Vance Corp. (Eaton Vance) acquisitions.
- The Company enhanced its employee wellness offerings and commitment to diversity and inclusion.

Consistent with previous years' compensation and shareholder feedback over the years, 75% of Mr. Gorman's incentive compensation is deferred over three years and is subject to cancellation, and 100% of Mr. Gorman's deferred incentive compensation is delivered in the form of equity awards, aligning his compensation with shareholders' interests. For 2021, the portion of Mr. Gorman's incentive compensation delivered in performance-vested equity was increased from 50% to 60%. In addition, the CMDS Committee increased the MS Average ROTCE threshold of the 2022–2024 performance-vested equity awards from 15% to 16% in order to earn a maximum payout of 1.5 times this portion of the award, reflecting the transformative changes to the business last year.

2021 CEO Incentive Compensation



- **75%** of incentive compensation is deferred and subject to cancellation and clawback over three years

- **100%** of deferred compensation is delivered in equity awards tied to stock price performance

- **60%** of incentive compensation is delivered in performance-vested equity incentive awards with rigorous performance objectives

Under Mr. Gorman's leadership, our business model performed and achieved record results. The Company achieved record financial performance in terms of revenues, profits before tax and earnings per share. Company net revenues were $59.8 billion with net income applicable to Morgan Stanley of $15.0 billion, and earnings per share were $8.03.

		2019 *As reported*	2020 *As reported*	2021 *As reported*
COMPANY	Net Revenues	$41.5Bn	$48.8Bn	$59.8Bn
	Efficiency Ratio	72%	69%	67%
	Net Income	$9.0Bn	$11.0Bn	$15.0Bn
	ROTCE	13.4%	15.2%	19.8%
	EPS	$5.19	$6.46	$8.03
	Dividends	$2.2Bn	$2.3Bn	$3.8Bn

In addition, the Company continued to execute on growth objectives. Institutional Securities continued to increase its wallet share, Wealth Management had leading businesses in each of its channels with $438 billion of net new assets and Investment Management reported record assets under management of $1.6 trillion.



Institutional Securities Wallet Share (%)
2014: 11%
2021: 15%

Wealth Management Net New Assets ($Bn)
2014: 74
2021: 438

Investment Management Assets Under Management ($Tn)
2014: 0.4
2021: 1.6

In making progress on the Company's long-term strategic objectives to provide a sustainable business model with growth momentum, the Company also met or exceeded its two-year objectives for ROTCE, efficiency ratio and Wealth Management Pre-Tax Margin, in each case excluding integration costs.

	2021–2022 Objectives	Results (Ex-Integration)	
ROTCE	14 – 16%	20%	✔
Efficiency Ratio	69 – 72%	66%	✔
WM Pre-Tax Margin	26 – 30%	27%	✔

The Company also continued to increase returns to shareholders. The annualized dividend was doubled in 2021 to $2.80, while the Company repurchased $11 billion in shares. The Company continues to maintain excess capital that positions it well for future growth.

1-Year (2021) TSR | **3-Year (2019-2021) TSR** | **5-Year (2017-2021) TSR**

Top Relative Performance by MS vs. Peer Average and Market Across All Time Periods

During 2021, Morgan Stanley share price increased by 43% from $68.53 to $98.16 and market cap increased by $50Bn to $174Bn


47%
24%
35%
Morgan Stanley
Avg. Global Peers
S&P 500 Fin. Index
168%
60%
75%
Morgan Stanley
Avg. Global Peers
S&P 500 Fin. Index
163%
36%
86%
Morgan Stanley
Avg. Global Peers
S&P 500 Fin. Index

2021 CEO COMPENSATION DETERMINATION

The 2021 pay decision for the CEO was made by the CMDS Committee, in consultation with the Board, following its assessment of Mr. Gorman's outstanding individual performance and record Company financial performance, including meeting or exceeding its two-year objectives announced in January 2021, and executing on the next phase of transformational growth and shareholder value. Company and CEO performance in 2021 were strong, and the CMDS Committee determined that a 2021 pay decision for Mr. Gorman of $35 million, up from $33 million in 2020, was appropriate.

2021 Performance Evaluation

- + Record financial performance in 2021; exceeded strategic objectives
- + Continued strategic transformation and thoughtful development of senior leadership to drive significant growth
- + Significant increase in stock price / premium valuation relative to peers; increased shareholder returns
- + Enhanced employee health / financial wellness offerings; strong commitment to diversity and inclusion
- – Losses related to a single client event in the first quarter

2021 CEO Compensation Elements ($MM)


% of Incentive Compensation
$35MM
60%
Performance-vested equity incentive compensation
20.1
15%
Time-vested deferred equity incentive compensation
5.0
100% Equity Incentive Compensation
25%
Cash bonus
8.4
Base salary
1.5

CEO compensation was delivered in a combination of base salary, cash bonus, a time-vested deferred equity incentive compensation award, and a performance-vested equity incentive compensation award. A significant portion of CEO pay is deferred, all of which is awarded in equity, subject to future stock price performance, cancellation and clawback and, in the case of the performance-vested equity award, subject to future achievement of specified financial goals over a three-year period. The CMDS Committee believes this approach to executive compensation supports the Company's pay for performance philosophy and key compensation objectives, and is consistent with shareholder feedback, best practices and regulatory principles.

SHAREHOLDER ENGAGEMENT

At our 2021 annual meeting of shareholders, approximately 96% of the votes cast were in favor of our annual "Say on Pay" proposal. In anticipation of the 2022 "Say on Pay" vote, we continued our engagement program, seeking feedback from shareholders and proxy advisory firms on a variety of topics, including executive compensation, corporate governance and environmental and social goals. With respect to executive compensation, shareholders who provided feedback during our engagement program generally praised the quality of the Company's disclosure and reported that the Committee's use of discretion in the administration of the program is reasonable and that executive compensation at Morgan Stanley is viewed as well-aligned with performance.

After carefully considering shareholder feedback and other factors, the CMDS Committee maintained its performance-based approach to executive compensation for 2021 and increased the proportion of incentive compensation granted to the CEO in the form of performance-vested stock unit awards from 50% to 60%. In addition, as discussed in Section 4.2 of the CD&A, the CMDS Committee increased the MS Average ROTCE threshold of the 2022–2024 performance-vested equity awards from 15% to 16% in order to earn a maximum payout of 1.5 times this portion of the award, reflecting the transformative changes to the business last year.

Item 4

Shareholder Proposal

☒   Our Board unanimously recommends that you vote "**AGAINST**" the shareholder proposal requesting adoption of a policy to cease financing new fossil fuel development.

   See page 91 for the shareholder proposal and our Board's opposition statement.

Corporate Governance Matters

Item 1

Election of Directors

☑ Our Board unanimously recommends that you vote **"FOR"** the election of all director nominees.

Director Succession and Nomination Process

KEY STATISTICS ON BOARD SUCCESSION

5.5 years	63.9 years	5
Average tenure of Board upon election at annual meeting	Average age of Board upon election at annual meeting	new directors in the last three years (since the beginning of 2019)

The Nominating and Governance Committee's charter provides that the committee will actively seek and identify nominees for recommendation to the Board consistent with the criteria in the Morgan Stanley Corporate Governance Policies (Corporate Governance Policies), which provide that the Board values members who:

- Combine a broad spectrum of experience and expertise with a reputation for integrity.
- Have experience in positions with a high degree of responsibility.
- Are leaders in the companies or institutions with which they are affiliated.
- Can make contributions to the Board and management.
- Represent the interests of shareholders.
- Possess a willingness to appropriately challenge management in a constructive manner.

While the Board has not adopted a formal written policy regarding director diversity, the Corporate Governance Policies provide that the Board will take into account the diversity of a director candidate's perspectives, background, work experience and other demographics, including race, gender, ethnicity and nationality. In considering potential candidates for the Board, the Nominating and Governance Committee considers the extent to which a candidate contributes to the diversity of the Board. The Nominating and Governance Committee and the Board may also determine specific skills and experience they are seeking in director candidates based on the needs of the Company in light of the Company's long-term strategy. In considering candidates for the Board, the Nominating and Governance Committee considers the entirety of each candidate's credentials in the context of these criteria.

The Board is committed to the ongoing review of Board composition and director succession planning. The Nominating and Governance Committee continuously reviews the experience, qualifications, attributes, skills, race, gender, ethnicity, nationality and tenure of the members of the Board and maintains a list of potential director candidates that is reviewed and refreshed regularly throughout the course of the year.

The Nominating and Governance Committee may retain and terminate, in its sole discretion, a third party to assist in identifying director candidates or gathering information regarding a director candidate's background and experience. The Nominating and Governance Committee may also consider director candidates proposed by shareholders, as provided for in the Corporate Governance Policies. Members of the Nominating and Governance Committee, the Independent Lead Director and other members of the Board interview potential director candidates as part of the selection process when evaluating new director candidates.

The Corporate Governance Policies provide that the Board expects a director to advise the Chairman and Corporate Secretary if he or she plans to join the board of directors or similar governing body of another public or private company or advisory board, or experiences other changed circumstances that could diminish his or her effectiveness as a director or otherwise be detrimental to the Company. They also provide that the Board expects a director to advise and to offer to tender his or her resignation for consideration by the Board if his or her principal occupation or employer changes. In addition, the Corporate Governance Policies provide that a director candidate should not be nominated for election if the candidate would be 72 years old or older at the time of election.

Our Board currently includes two directors (Messrs. Hirano and Kamezawa) who are designated in accordance with the terms of the Investor Agreement between Morgan Stanley and MUFG, dated October 13, 2008, as amended and restated (Investor Agreement), pursuant to which Morgan Stanley agreed to take all lawful action to cause two of MUFG's senior officers or directors to become members of Morgan Stanley's Board.

Nobuyuki Hirano, the former Chair and President and Group CEO of MUFG, who has served on the Board since November 2015 and also previously served from 2009 through 2011, will not be standing for re-election at the 2022 annual meeting of shareholders. The Board thanks Mr. Hirano for his service and contributions to Morgan Stanley. MUFG has designated Masato Miyachi, Deputy President and Chief Executive of Global Corporate and Investment Banking of MUFG Bank, as a representative director under the Investor Agreement to stand for election, along with MUFG's other representative director, Hironori Kamezawa, President and Group CEO of MUFG, at the 2022 annual meeting of shareholders.

The Nominating and Governance Committee considered the experience, qualifications and skills of Mr. Miyachi, including his over 35 years of international banking experience and financial services, risk management and sustainability expertise, and unanimously recommended that the Board nominate Mr. Miyachi as a director for election at the 2022 annual meeting of shareholders. Based on the recommendation of the Nominating and Governance Committee, the Board unanimously nominated and recommends that Mr. Miyachi be elected as a director at the 2022 annual meeting of shareholders.

As previously disclosed, Elizabeth Corley, who has served on the Board since 2018, will conclude service on the Board on or about April 27, 2022 and will not be standing for re-election at the 2022 annual meeting of shareholders. The Board thanks Ms. Corley for her service and contributions to Morgan Stanley.

As part of the Board's ongoing review of Board composition and succession planning, the Nominating and Governance Committee's third-party search firm recommended Erika James as a potential director candidate to the Nominating and Governance Committee. Based on the recommendation of the Nominating and Governance Committee, the Board unanimously elected Ms. James to the Board, effective January 1, 2022. The Board determined that Ms. James brings strong management and strategy experience as a leading expert in crisis leadership and workplace diversity.

Director Experience, Qualifications, Attributes and Skills

When the Board nominates directors for election at an annual meeting, it evaluates the experience, qualifications, attributes and skills that an individual director candidate contributes to the tapestry of the Board as a whole to assist the Board in discharging its duties and overseeing the Company's strategy. This evaluation is part of the Nominating and Governance Committee's ongoing Board succession planning processes as well as the Board's annual self-evaluation.

OUR DIRECTORS' EXPERIENCE, QUALIFICATIONS, ATTRIBUTES AND SKILLS ARE ALIGNED WITH COMPANY STRATEGY

The Company believes that an effective board consists of a diverse group of individuals who possess a variety of complementary skills and a range of tenures. The Nominating and Governance Committee and the Board regularly consider these skills in the broader context of the Board's overall composition, with a view toward constituting a board that has the best skill set and experience to oversee the Company's business and the broad set of challenges that it faces and reflects the diversity of the Company's workforce, communities it services, its customers and other key stakeholders. The following chart depicts the experience, qualifications, attributes and skills that the director nominees bring individually and in the aggregate to the Board. Additional detail for each director nominee is also included in the director's biography.

DIVERSE AND INTERNATIONAL BOARD



4 female directors	**4** ethnically diverse directors	**50%** of board is gender and/or ethnically diverse
5 directors born outside of the U.S.	**63.9** years Average age of Board upon election at annual meeting	**5** new directors in the last three years (since beginning of 2019)

Data and metrics as of the date of the annual meeting and based on characteristics self-identified by director nominees

Director Nominees

The Board has nominated the following 14 director nominees for election at the 2022 annual meeting of shareholders. The Board believes that, in totality, the mix of experience and qualifications and the diversity of attributes and skills among the nominees enhances our Board's effectiveness and is aligned with the Company's long-term strategy. Our directors have a combined wealth of leadership experience derived from extensive service guiding large, complex organizations as executive leaders or board members and in government, academia and public policy, and possess a diversity of qualifications, attributes and skills applicable to our business and long-term strategy. The Board stands for election at each annual meeting of shareholders. Each director holds office until his or her successor has been duly elected and qualified or the director's earlier resignation, death or removal.

Each nominee has indicated that he or she will serve if elected. We do not anticipate that any nominee will be unable or unwilling to stand for election, but if that happens, your proxy may be voted for another person nominated by the Board or the Board may reduce the number of directors to be elected. In the biographical information for each director nominee that follows, the ages indicated are as of the date of the annual meeting and all other information is current as of the date of the filing of this proxy statement.

	DARLING	GLOCER	GORMAN	HERZ	JAMES	KAMEZAWA	LEIBOWITZ	LUCZO	MISCIK	MIYACHI	NALLY	SCHAPIRO	TRAQUINA	WILKINS	TOTAL
Experience, Qualifications and Skills															
Leadership	●	●	●	●	●	●	●	●	●	●	●	●	●	●	14
Global / International Perspective	●	●	●	●		●	●	●	●	●	●		●	●	12
Financial Services	●		●	●		●	●	●	●	●	●	●	●		11
Current or Former CEO		●	●			●		●	●		●	●	●	●	9
Accounting / Financial Reporting		●	●	●					●		●	●	●	●	8
Human Capital Management		●		●	●	●	●	●	●	●	●	●	●	●	12
Risk Management	●		●			●	●		●	●	●	●	●		9
Cybersecurity / Technology / Information Security		●				●	●	●	●		●			●	7
Academia / Government / Public Policy / Regulatory Affairs	●	●	●		●	●		●	●	●	●	●	●	●	12
ESG / Sustainability		●	●	●	●					●		●	●	●	8
Public Company Governance		●	●	●	●	●	●	●	●	●	●	●	●	●	13
Board Tenure and Diversity															
Years on the Board (from date first elected)	6	9	12	9	0	1	1	2	7	0	5	3	7	8	**5.5**
Age at 2022 Annual Meeting	68	62	63	68	52	60	61	65	63	61	69	66	66	70	**63.9**
Number of Other Public Company Boards	0	1	0	2	1	1	1	1	2	0	1	1	2	2	
Gender	M	M	M	M	F	M	F	M	F	M	M	F	M	M	
African American / Black					●									●	2
Asian / South Asian						●				●					2
White / Caucasian	●	●	●	●			●	●	●		●	●	●		10
Born Outside of the U.S.	●		●	●		●				●					5

Notes:
- Diversity characteristics are based on information self-identified by director nominees.
- Total years on the Board and age at 2022 Annual Meeting are averages.



Alistair Darling, 68
Independent Director

Director Since: 2016

Morgan Stanley Committees:
• Audit
• Risk



Thomas H. Glocer, 62
Independent Lead Director

Director Since: 2013

Morgan Stanley Committees:
• CMDS
• Nominating and Governance

Qualifications, Attributes and Skills:

Mr. Darling's service as a former member of the British Parliament and as Chancellor of the Exchequer brings to the Board strong leadership, risk management, public policy and regulatory experience, as well as insight into both the global economy and the global financial system.

Qualifications, Attributes and Skills:

Mr. Glocer's leadership positions, including in his capacity as Independent Lead Director appointed by our independent directors and as CEO of Thomson Reuters Corporation, bring to the Board extensive management experience as well as finance, operational and technology experience and an international perspective.

Professional Experience:

- Member of the House of Lords from December 2015 to July 2020. Previously a member of the British Parliament, serving as a member of the House of Commons from 1987 to 2015.
- Held several leadership positions in the U.K. government, including as Chancellor of the Exchequer from 2007 to 2010, Secretary of State for Trade and Industry from 2006 to 2007, Secretary of State for Scotland from 2003 to 2006, Secretary of State for Transport from 2002 to 2006, Secretary of State for Social Security/Work and Pensions from 1998 to 2002 and Chief Secretary to the Treasury from 1997 to 1998.

Professional Experience:

- Founder of Angelic Ventures, LP (Angelic), a family office focusing on early-stage investments in financial technology, cyber defense and media, and Managing Partner of Angelic since 2012.
- Served as CEO of Thomson Reuters Corporation, a news and information provider for businesses and professionals, from April 2008 through December 2011 and as CEO of Reuters Group PLC from July 2001 to April 2008. Joined Reuters Group PLC in 1993 and served in a variety of executive roles before being named CEO.
- Mergers and acquisitions lawyer at the law firm of Davis Polk & Wardwell LLP from 1984 to 1993.

Other U.S. Listed Public Company Boards:

- Merck & Co., Inc.



James P. Gorman, 63

Chairman

Director Since: 2010



Robert H. Herz, 68

Independent Director

Director Since: 2012

Morgan Stanley Committees:
• Audit (Chair)
• Nominating and Governance

Qualifications, Attributes and Skills:

As CEO of the Company, Mr. Gorman is a proven leader with an established record as a strategic thinker backed by strong operating, business development and execution skills and brings an extensive understanding of Morgan Stanley's businesses and decades of financial services, and risk management experience.

Qualifications, Attributes and Skills:

Mr. Herz brings to the Board extensive and global regulatory, public accounting, financial reporting, risk management, sustainability and financial services experience through his private and public roles, including as Chair of the Financial Accounting Standards Board.

Professional Experience:

- Chairman of the Board and CEO of Morgan Stanley since January 2012. President and CEO from January 2010 through December 2011.
- Co-President of Morgan Stanley from December 2007 to December 2009, Co-Head of Strategic Planning from October 2007 to December 2009 and President and Chief Operating Officer of Wealth Management from February 2006 to April 2008.
- Joined Merrill Lynch & Co., Inc. (Merrill Lynch) in 1999 and served in various positions, including Chief Marketing Officer, Head of Corporate Acquisitions Strategy and Research in 2005 and President of the Global Private Client business from 2002 to 2005.
- Prior to joining Merrill Lynch, was a senior partner at McKinsey & Co., serving in the firm's financial services practice. Earlier in his career, was an attorney in Australia.

Professional Experience:

- President of Robert H. Herz LLC, providing consulting services on financial reporting and other matters, since September 2010.
- Director of the Value Reporting Foundation Board since June 2021 and the Sustainability Accounting Standards Foundation Board from October 2014 to June 2021.
- Chair of the Financial Accounting Standards Board from July 2002 to September 2010 and a part-time member of the International Accounting Standards Board from January 2001 to June 2002.
- Member of the Standing Advisory Group of the Public Company Accounting Oversight Board from 2012 to 2020 and served on the Accounting Standards Oversight Council of Canada from 2011 to March 2017.
- Partner in PwC, an accounting firm, from 1985 to 2002.

Other U.S. Listed Public Company Boards:
Federal National Mortgage Association (Fannie Mae) and Workiva Inc.



Erika H. James, 52
Independent Director

Director Since: 2022

Morgan Stanley Committees:
• Nominating and Governance



Hironori Kamezawa, 60
Non-Management Director

Director Since: 2021

Morgan Stanley Committees:
• Operations and Technology*

Qualifications, Attributes and Skills:

As the Dean of the Wharton School at the University of Pennsylvania, Ms. James brings strong management and strategy experience as a leading expert in crisis leadership and workplace diversity.

Qualifications, Attributes and Skills:

Mr. Kamezawa brings to the Board global leadership as well as over 35 years of international banking experience and financial services, risk management, digital transformation and information technology expertise, including as President and Group CEO at MUFG and its associated companies.

Professional Experience:

- Dean of the Wharton School at the University of Pennsylvania since July 2020.
- Dean of Emory University's Goizueta Business School from July 2014 to May 2020.
- Senior Associate Dean for Executive Education at Darden School of Business, University of Virginia from January 2012 to July 2014.
- President of the Institute for Crisis Management, a consulting and research organization for crisis preparedness and response, from November 2012 to June 2014.

Other U.S. Listed Public Company Boards:
Momentive

Professional Experience:

- President and Group CEO of MUFG since April 2020, and Director of MUFG since June 2019. Director of MUFG Bank since June 2017.
- Deputy President of MUFG from April 2019 to March 2020, and Deputy President of MUFG Bank from April 2019 to March 2020.
- Chair of Global Open Network Japan, Inc., a joint venture between MUFG and Akamai Technologies, Inc. focused on block chain payment network services, since April 2020. CEO and Representative Director from December 2018 to March 2020.
- Chief Digital Transformation Officer from May 2017 to March 2020, Chief Operating Officer from April 2019 to March 2020, Chief Information Officer from May 2017 to March 2019, and Chief Data Officer of MUFG from May 2016 to May 2017.
- Deputy CEO of MUFG Americas and Chief Risk Officer for the Americas, based in New York, from May 2014 to May 2016.
- Numerous senior-level positions in Japan since joining The Mitsubishi Bank, Limited in April 1986, including the Global Markets Planning Division and Credit Policy & Planning Division of MUFG Bank.

Other U.S. Listed Public Company Boards:
MUFG

*Effective at the annual meeting, Mr. Kamezawa will conclude service on the Operations and Technology Committee and join the Risk Committee.



Shelley B. Leibowitz, 61
Independent Director

Director Since: 2020

Morgan Stanley Committees:
• Audit
• Operations and Technology

Qualifications, Attributes and Skills:

Ms. Leibowitz brings to the Board extensive leadership in technology and financial services, with expertise in digital transformation, innovation programs, information technology portfolio and risk management, and information security as well as international perspective.

Professional Experience:

• President of SL Advisory since 2016, which provides advice and insights in innovation and digital transformation, information technology portfolio and risk management, digital trust, performance metrics, and effective governance.
• Served as director of E*TRADE from December 2014 until its acquisition by Morgan Stanley in October 2020.
• Served as Group Chief Information Officer for the World Bank from 2009 to 2012.
• Previously held Chief Information Officer positions at Morgan Stanley, Greenwich Capital Markets, Barclays Capital, and Investment Risk Management.
• Member of the Council on Foreign Relations, the New York Board of the National Association of Corporate Directors, and serves on the Visiting Committee of the Center for Development Economics at Williams College.

Other U.S. Listed Public Company Boards:
Elastic

Other U.S. Listed Public Company Boards in the Past Five Years:
AllianceBernstein Holding L.P. and E*TRADE (prior to its acquisition by Morgan Stanley)



Stephen J. Luczo, 65
Independent Director

Director Since: 2019

Morgan Stanley Committees:
• CMDS
• Operations and Technology

Qualifications, Attributes and Skills:

As the former CEO and Chair of Seagate, Mr. Luczo brings to the Board extensive global strategic leadership experience with expertise in information technology and technology disruption.

Professional Experience:

• Managing Partner at Crosspoint Capital Partners, L.P., a private equity investment firm focused on the cybersecurity and privacy sectors, since February 2020.
• Director of Seagate, a California-based leading provider of data storage technology and solutions, from 2002 to October 2021. Chair of the Board from 2002 to July 2020, and Executive Chair from October 2017 to October 2018.
• Served as CEO of Seagate from January 2009 to October 2017 and from July 1998 to July 2004.
• Also served as President and Chief Operating Officer of Seagate from September 1997 to July 1998. First joined Seagate in October 1993 as Senior Vice President of Corporate Development.
• Senior Managing Director of Global Technology Group of Bear, Stearns & Co. Inc., from February 1992 to October 1993.
• Investment Banker at Salomon Brothers from 1984 to 1992.

Other U.S. Listed Public Company Boards:
AT&T Inc.

Other U.S. Listed Public Company Boards in the Past Five Years:
Seagate



Jami Miscik, 63
Independent Director

Director Since: 2014

Morgan Stanley Committees:
• Operations and Technology (Chair)
• Risk



Masato Miyachi, 61
Non-management Director

Director Nominee

Morgan Stanley Committees:
• Operations and Technology*

Qualifications, Attributes and Skills:

Ms. Miscik brings to the Board extensive leadership in navigating geopolitical, macroeconomic and technology risks through her private and public roles, including as CEO and Vice Chair of Kissinger and her service with the Central Intelligence Agency, as well as financial services experience.

Qualifications, Attributes and Skills:

Mr. Miyachi brings to the Board over 35 years of international banking experience and financial services, risk management and sustainability expertise including in his various senior roles across MUFG Bank and its associated companies.

Professional Experience:

• CEO and Vice Chair of Kissinger, a New York-based strategic international consulting firm that assesses and navigates emerging market geopolitical and macroeconomic risks for its clients, since March 2017.
• Co-CEO and Vice Chair of Kissinger from 2015 to 2017 and President and Vice Chair of Kissinger from 2009 to 2015.
• Global head of sovereign risk at Lehman Brothers from 2005 to 2008.
• Central Intelligence Agency from 1983 to 2005, serving as Deputy Director for Intelligence from 2002 to 2005.
• Co-Chair of the President's Intelligence Advisory Board from 2014 to 2017 and served as Senior Advisor for Geopolitical Risk at Barclays Capital.

Other U.S. Listed Public Company Boards:
General Motors Company and HP Inc.

Professional Experience:

• Chief Executive of Global Corporate and Investment Banking Group and Director of MUFG Bank since April 2018. Deputy President of MUFG Bank since April 2019.
• Chairman of MUFG Americas Holdings Corporation from May 2017 to April 2020.
• Co-Chief Executive of the Global Business Unit for MUFG Bank Americas and Europe, the Middle East and Africa (EMEA) from May 2017 to April 2018.
• Deputy Regional Executive for the MUFG Bank Americas from May 2016 to May 2017 and Regional Executive for MUFG Bank EMEA from May 2014 to May 2016.
• Numerous senior-level positions since joining The Bank of Tokyo, Ltd. (now MUFG Bank) in April 1984, including in M&A Advisory, Structured Finance, Corporate Strategy and Investment Banking.

*Effective upon his election by shareholders, Mr. Miyachi will join the Operations and Technology Committee.



Dennis M. Nally, 69
Independent Director

Director Since: 2016

Morgan Stanley Committees:
• Audit
• CMDS (Chair)



Mary L. Schapiro, 66
Independent Director

Director Since: 2018

Morgan Stanley Committees:
• Nominating and Governance

Qualifications, Attributes and Skills:

Mr. Nally brings to the Board over 40 years of global regulatory, public accounting and financial reporting experience, including through his role as Chair of PricewaterhouseCoopers International Ltd., as well as extensive technology, and risk management experience.

Qualifications, Attributes and Skills:

Ms. Schapiro's leadership experience, including at the SEC, FINRA and the CFTC, brings to the Board extensive legal and regulatory compliance, finance, risk management, and public policy and government affairs experience as well as markets, financial services and ESG perspective.

Professional Experience:

- Chair of PricewaterhouseCoopers International Ltd., the coordinating and governance entity of the PwC network, from 2009 to July 2016.
- Chair and Senior Partner of the U.S. firm of PwC from May 2002 to June 2009.
- Joined PwC in 1974 and became a partner in 1985, serving in numerous leadership positions within PwC, including National Director of Strategic Planning, Audit and Business Advisory Services Leader and Managing Partner.

Other U.S. Listed Public Company Boards:
AmerisourceBergen Corporation

Professional Experience:

- Vice Chair for Global Public Policy and Special Advisor to the Founder and Chair of Bloomberg L.P. since October 2018.
- Vice Chair of the Advisory Board of Promontory Financial Group LLC (Promontory), a leading strategy, risk management and regulatory compliance firm, from January 2014 through 2018. Managing Director of Promontory from April 2013 to January 2014.
- Vice Chair of the Value Reporting Foundation Board since June 2021 and the Sustainability Accounting Standards Foundation Board from May 2014 to June 2021.
- Chair of the Securities and Exchange Commission (SEC) from January 2009 to December 2012.
- Chair and CEO of the Financial Industry Regulatory Authority (FINRA) from 2006 to 2008, and served in numerous other key executive positions at FINRA and its predecessor from 1996 to 2006, including Vice Chair and President of NASD Regulation.
- Chair of the Commodity Futures Trading Commission (CFTC) from 1994 to 1996.

Other U.S. Listed Public Company Boards:
CVS Health Corporation

Other U.S. Listed Public Company Boards in the Past Five Years:
General Electric Company



Perry M. Traquina, 66
Independent Director

Director Since: 2015

Morgan Stanley Committees:
• Operations and Technology
• Risk (Chair)



Rayford Wilkins, Jr., 70
Independent Director

Director Since: 2013

Morgan Stanley Committees:
• CMDS
• Nominating and Governance (Chair)

Qualifications, Attributes and Skills:

Mr. Traquina brings to the Board extensive senior executive, financial services, regulatory and risk management experience, as well as investor perspective, sustainability and market knowledge from his over 30 years at the global investment management firm Wellington.

Qualifications, Attributes and Skills:

Mr. Wilkins brings to the Board extensive leadership, risk management, technology and operational experience, as well as international perspective, through the various management positions he held at AT&T, as well as an ESG perspective.

Professional Experience:

• Chair, CEO and Managing Partner of Wellington Management Company LLP (Wellington), a global, multi-asset investment management firm, serving from 2004 through June 2014 as CEO and Managing Partner and from 2004 through December 2014 as Chair.
• Partner, Senior Vice President and Director of Global Research at Wellington from 1998 to 2002 and President from 2002 to 2004.
• Joined Wellington in 1980 and served in a number of executive roles before being named Chair, CEO and Managing Partner.

Other U.S. Listed Public Company Boards:
The Allstate Corporation and eBay Inc.

Professional Experience:

• CEO of Diversified Businesses of AT&T Inc. (AT&T), the telecommunications company, responsible for international investments, AT&T Interactive, AT&T Advertising Solutions and Customer Information Services from October 2008 to March 2012.
• During his career, he served in numerous other management roles at AT&T, including as Group President and CEO of SBC Enterprise Business Services, Group President of SBC Marketing and Sales, and President and CEO of Pacific Bell Telephone Company and Nevada Bell Telephone Company.
• Began his career at Southwestern Bell Telephone in 1974.

Other U.S. Listed Public Company Boards:
Caterpillar Inc. and Valero Energy Corporation

Our Board unanimously recommends that you vote "FOR" the election of all director nominees. Proxies solicited by the Board will be voted "FOR" each nominee unless otherwise instructed.

Corporate Governance Practices

Morgan Stanley is committed to best-in-class governance practices, which are embodied in our Corporate Governance Policies available at www.morganstanley.com/about-us-governance (which is not incorporated by reference to this proxy statement). The Board initially adopted the Corporate Governance Policies in 1995 and reviews and approves them, and the Board committee charters, at least annually to ensure they reflect evolving best practices and regulatory requirements, including the New York Stock Exchange (NYSE) corporate governance listing standards. The governance practices highlighted below are reflected in the Corporate Governance Policies, our bylaws and our committee charters, as applicable.

Board Structure and Independence

Our Board represents a tapestry of complementary skills, attributes and perspectives and includes individuals with financial services experience and a diverse international background.

- Directors may not stand for election if they will be 72 years old or older at the time of election.
- Our Board conducts an ongoing review of Board composition and succession planning, resulting in substantial refreshment of the Board and a diversity of skills, attributes and perspectives on the Board.
- Upon election at the annual meeting, the average tenure of the members of the Board will be approximately 5.5 years.
- Our Board has a majority of independent directors. Our Chairman is the only member of management who serves as a director.
- Our Independent Lead Director is selected from and by the independent directors annually and has expansive duties set forth in our Corporate Governance Policies. The Independent Lead Director chairs regularly scheduled executive sessions without the Chairman present. See "Board Leadership Structure and Role in Risk Oversight."

Rotation of Board Leadership and Committee Appointments

The Independent Lead Director and committee chairs serve for approximately three to five years to provide for rotation of Board leadership and committee chairs while maintaining experienced leadership.

Board Oversight

STRATEGIC, CAPITAL AND ANNUAL BUSINESS PLANS

The Board oversees the Company's strategic, capital and annual business plans. The Board:

- Conducts an annual strategy offsite with the CEO and senior management to review the Company's long-term strategy.
- Receives regular reporting regarding strategy at Board meetings as well as by the CEO and Operating Committee outside of regularly scheduled meetings.
- Reviews the Company's annual strategic presentation to shareholders, which summarizes the Company's progress on its strategic objectives, provides an overview of long-term strategic priorities and includes specific financial and non-financial goals for the future. The Company's 2022 strategic presentation to investors is available at www.morganstanley.com/about-us-ir and is not incorporated in this proxy statement.

CULTURE, VALUES AND CONDUCT AND RISK MANAGEMENT

The Board also oversees the Company's practices and procedures relating to culture, values and conduct. The Board oversees the Company's global ERM framework and is responsible for helping to ensure that the Company's risks are managed in a sound manner. The Board regularly reviews the Company's risks and the responsibilities of management and the Board committees to assist the Board in its risk oversight. The Board has a separate committee responsible for operations and technology, including cybersecurity risk, and the Board receives briefings on cybersecurity.

See "Board Leadership Structure and Role in Risk Oversight" and "Board Oversight of Cybersecurity Risk."

ACCESS TO THE COMPANY'S REGULATORS, EMPLOYEES AND INDEPENDENT ADVISORS

Independent directors, including the Chairs of the Audit Committee and Risk Committee, meet with our primary regulator, the Federal Reserve, and other global regulators as requested. Directors also have complete and open access to senior members of management and other employees of the Company. For instance:

- Board members have met with local management and independent control functions throughout the world and have visited several of our global offices.
- The Independent Lead Director and committee chairs meet with management between regularly scheduled meetings to discuss key items, develop Board and committee agendas, and provide feedback regarding information reported to the Board and on other topics to be reviewed.
- The Company's Chief Operating Officer (COO), Chief Financial Officer (CFO), Chief Legal Officer (CLO) and Chief Risk Officer (CRO) and business unit heads regularly attend Board meetings and maintain an ongoing dialogue with Board members between Board meetings.
- The CMDS Committee, in conjunction with the entire Board, reviews succession plans for the CEO and senior executives at least annually.

The Board, the Independent Lead Director and each committee have the right at any time to retain independent financial, legal or other advisors at the Company's expense.

ALIGNMENT WITH SHAREHOLDER INTERESTS

The director equity ownership requirement helps to align director and shareholder interests. Directors also may not enter into hedging transactions in respect of Morgan Stanley common stock or pledge Morgan Stanley common stock in connection with a margin or other loan transaction. See "Director Equity Ownership Requirement."

Director Orientation and Continuing Education

Director education about Morgan Stanley, our strategy, control framework, regulatory environment and our industry begins when a director is elected to our Board and continues throughout his or her tenure on the Board. The Nominating and Governance Committee oversees an orientation program for new directors, which includes an overview of director duties, our Corporate Governance Policies, Code of Ethics and Business Conduct and other applicable policies. New directors also receive presentations by senior management on the Company's strategy and regulatory framework, its primary business lines and risk and control framework, and a one-on-one session with the Chairman and CEO.

As directors are appointed to new committees or assume a leadership role, such as committee chair, they receive additional orientation sessions specific to such responsibilities. We also conduct ongoing educational briefings on ESG, regulatory and control matters, as well as "deep dive" presentations on certain businesses, emerging risks and focus areas identified by the Board, including climate risk. In addition, we reimburse directors for reasonable costs incurred attending educational sessions on subjects that would assist them in discharging their duties.

Senior Management Succession and Development Planning

The CMDS Committee oversees CEO and senior management succession and development planning, which covers unexpected as well as planned events and is formally reviewed, in conjunction with the entire Board, at least annually. Our CEO and our Chief Human Resources Officer review recommendations and evaluations of potential internal CEO and senior management successors, and review their qualifications, skills, accomplishments and developmental areas.

Potential internal CEO and senior management successors regularly attend Board meetings and engage with Board members periodically between Board meetings, including during preparatory meetings, client-related events and visits to our offices around the world. These interactions provide the Board with the opportunities to become familiar with the Company's executive talent in different settings, which is critical to the Company's succession planning.

In 2021, we made important changes to the executive leadership structure to continue developing our senior leaders. We appointed Edward Pick and Andrew Saperstein to be Co-Presidents of Morgan Stanley. Mr. Saperstein was also appointed Head of Firmwide Marketing. Daniel Simkowitz continues to lead Investment Management and, along with Mr. Pick, is co-heading Corporate Strategy. Jonathan Pruzan was appointed COO, responsible for Technology, Operations and Firm Resilience, our U.S. Banks, Finance, and Corporate Services, following his six years as CFO. Sharon Yeshaya, who was the Head of Investor Relations, succeeded Mr. Pruzan as CFO.

Annual Evaluation of Board, Committees and Independent Lead Director

OVERVIEW OF EVALUATION PROCESS

The Board believes that establishing and maintaining a constructive evaluation process is essential to maintaining Board effectiveness and best corporate governance practices. Accordingly, the Nominating and Governance Committee reviews and approves the evaluation process annually so that the evaluation process continues to be effective in identifying areas to enhance the performance and effectiveness of the Board, the Independent Lead Director and the Board committees.

MULTI-STEP EVALUATION PROCESS



1 Based upon N&G Committee's recommendation, Board approves annual evaluation process

Candid One-On-One Discussions Held Between

2 Independent Lead Director and each Board member to assess Board performance and, as necessary, individual director performance

N&G Committee Chair and each Board member to assess Independent Lead Director performance

Committee Chairs and each Committee member to assess Committee performance

Executive Sessions

3 Board and Committee Closed Door Executive Sessions

Communicate and Implement Feedback

4 Results Reported to full Board

5 Board and Committee policies and practices are revised as appropriate and results of assessment are considered in establishing future Board and Committee agendas

This process is aided by written discussion guides used to facilitate the assessments. These guidelines are updated annually to reflect significant new developments and areas of focus as the N&G Committee determines appropriate and encompass many factors, including:

Board Structure	Board Composition and Diversity	Board Succession Planning	Culture
Duties and Responsibilities	Processes, Information and Resources	Key Strengths	Areas of Focus

ADDRESSING FEEDBACK

Upon conclusion of such self-assessments, Board and committee policies and practices are revised as appropriate. The Board self-assessment process has led to:

- Adjustments to the frequency and format of Board meetings, including the use of video conferencing technology.
- Enhancements to executive succession planning.
- The prioritization of Board and committee meeting agendas in order to allow sufficient time for discussion of our strategy, regulatory matters and key risks.
- Enhanced management reporting to the Board to highlight the most important information.
- "Deep dives" on certain of the Company's businesses, control areas and emerging risks.
- Enhanced coordination among Board committees.
- Focus on particular skills and attributes of potential Board candidates.

Shareholder Rights and Accountability

- Our Corporate Governance Policies are consistent with the Investor Stewardship Group Corporate Governance Principles for U.S. listed companies.
- All directors are elected annually and in uncontested director elections, directors are elected by a majority of votes cast.
- Our Board meets regularly in executive session.
- Proxy access permits up to 20 shareholders owning 3% or more of our stock continuously for at least three years to nominate the greater of two directors or up to 20% of our Board and include those nominees in our proxy materials.
- Our Board has an Independent Lead Director with expansive duties. See "Board Leadership Structure and Role in Risk Oversight — Independent Lead Director."
- Shareholders who own at least 25% of common stock have the ability to call a special meeting of shareholders.
- There are no supermajority vote requirements in our charter or bylaws.
- We do not have a "poison pill" in effect.
- Shareholders and other interested parties may contact any of our Company's directors.

Shareholders may submit recommendations for director candidates for consideration by the Nominating and Governance Committee at any time by sending the information set forth under "Director Candidates Recommended by Shareholders" in the Corporate Governance Policies to the Nominating and Governance Committee, Morgan Stanley, Suite D, 1585 Broadway, New York, New York 10036. Under the policy, the Nominating and Governance Committee evaluates director candidates recommended by shareholders in the same manner as other director candidates. In order for director candidate recommendations to be considered for the 2023 annual meeting of shareholders, recommendations must be submitted in accordance with the policy by December 9, 2022.

Shareholder Engagement

Our Board and management value the views of our shareholders and engage with them year-round on a broad range of topics, including our strategy, financial performance, executive compensation, corporate governance, human capital management, including diversity and inclusion, and environmental and social goals. Our Board receives reporting on feedback from investors and shareholder voting results. In addition, management routinely engages with investors at conferences and other forums. We also speak with proxy advisors to discuss, and receive feedback on, our governance practices and executive compensation programs. Feedback from investors informs the Board's ongoing review of governance and compensation matters.

The Board has taken action responsive to such shareholder feedback, including the adoption of amendments to our bylaws to implement proxy access. In recent years, we have also enhanced our proxy disclosure of:

- Board evaluations.
- Director orientation and education.
- Board succession planning.
- ESG matters.
- Alignment of compensation and performance.

After discussion with shareholders, in 2020 we published our inaugural Diversity and Inclusion report. In addition, our Board closely monitors shareholders' views on the appropriate number of public company boards on which a director may serve. In 2020, the Board approved amendments to its Corporate Governance Policies to reduce the number of public company boards that Board members who are not CEOs of another public company may serve on from five to four, including the Company's board. Responsive to shareholder feedback, we have included a board matrix identifying the gender, race/ethnicity, and skills and attributes of each director nominee under "Director Nominees" herein.

Corporate Political Activities Policy Statement

Our Corporate Political Activities Policy Statement aims to ensure transparency of the Company's practices and procedures regarding political activities and oversight by senior management and the Board. Our Corporate Political Activities Policy Statement:

- Prohibits Morgan Stanley from making U.S. political contributions.
- Provides that Morgan Stanley informs its principal U.S. trade associations not to use payments made by Morgan Stanley for election-related activity at the U.S. federal, state or local levels.
- Provides that principal U.S. trade association memberships and expenditures relating to such memberships are reviewed annually with the Government Relations Department and the Nominating and Governance Committee.
- Provides a link to principal U.S. trade associations that the Company belongs to on the Company's website.
- Addresses oversight of lobbying activities, as well as expenditures related thereto, by the Chief Legal Officer of the Company who reports to the Chairman and CEO, and oversight of significant lobbying priorities and expenditures by the Nominating and Governance Committee.
- Confirms that Morgan Stanley discloses publicly all U.S. federal lobbying costs as required by law, including dues attributable to lobbying by U.S. trade associations.
- Provides that the Nominating and Governance Committee oversees the Corporate Political Activities Policy Statement and the activities addressed by it.
- Our Corporate Political Activities Policy Statement is on our website and is not incorporated by reference in this proxy statement.

Sustainability at Morgan Stanley

Morgan Stanley seeks to integrate sustainability considerations into business strategies, products and services, thought leadership and operations. We offer financial solutions and advisory services that provide positive long-term benefits for clients and shareholders, as well as for the environment and global communities. ESG matters are overseen by our **Nominating and Governance Committee, as applicable,** with reporting to the Board.



	James Gorman establishes Institute for Sustainable Investing		Morgan Stanley appoints first Chief Sustainability Officer		Morgan Stanley launches the Plastic Waste Resolution		Morgan Stanley commits to mobilize $1Tn toward sustainable solutions by 2030
2009	2013	2015	2017	2018	2019	2020	2021
Global Sustainable Finance group formed		Morgan Stanley issues inaugural green bond		Morgan Stanley commits to mobilize $250Bn toward low-carbon solutions by 2030		Morgan Stanley commits to reach net-zero financed emissions by 2050	



Solutions and Services

- We have mobilized $600Bn+ in sustainable finance from 2018-2021 in line with our target of $1Tn by 2030

- As part of the Morgan Stanley Plastic Waste Resolution, we have helped facilitate the prevention, reduction and removal of 13 million metric tons of plastic waste from entering the environment through 2021

- In 2021, our Institutional Securities Group supported over $150Bn green, social, sustainability and sustainability-linked bond transactions

- Morgan Stanley Wealth Management Investing with Impact client assets reached over $70Bn through 2021

- Morgan Stanley Investment Management, a signatory to the Principles for Responsible Investment, has over $60Bn of labelled sustainable fund assets under management across MSIM and Calvert investment strategies and engaged with over 670 companies on a range of ESG issues in 2021



Institute for Sustainable Investing (Institute)

- Established in 2013, the Institute focuses on accelerating the adoption of sustainable investing across global markets

- Founded by our Chairman and CEO and chaired by the Vice Chairman of External Affairs, an advisory board of prominent leaders from business, academia and leading non-governmental organizations helps to ensure that our sustainability strategy is comprehensive, rigorous and innovative

- Hosted the third annual Sustainable Investing Summit which drew over 900 sustainable finance thinkers and practitioners

- Continued to produce actionable research such as 2021 Sustainable Signals: Individual Investors and the COVID-19 Pandemic; and Climate-Related Data for Real Assets: A Framework for Assessment



Firmwide Sustainability

- Committed to net-zero financed emissions by 2050 and carbon-neutral operations by 2022

- Ongoing development of investor-focused sustainability disclosure, including our annual Sustainability Report, which is informed by Sustainability Accounting Standards Board guidance

- Maintained active membership and/or partnership with numerous sustainable finance and business initiatives

- Our Environmental and Social Policy Statement outlines our approach to environmental and social risk management

- Our due diligence and risk management processes are designed to identify, analyze and address potentially significant environmental and social issues that may impact us or our clients

- In 2021, we engaged with a range of external stakeholders, including non-governmental and civil society organizations, on environmental and social topics

Climate Change

Morgan Stanley aims to manage our business for the long term while providing value for our clients and shareholders by incorporating climate considerations into our business activities. Climate risk is overseen by the **Risk Committee**, with reporting to the Board.

INTEGRATING CLIMATE ACROSS THE FIRM'S BUSINESSES, RISK MANAGEMENT AND OPERATIONS

Transition to a Low-carbon Economy	Climate Risk	Operational Resilience	Transparency
• First major U.S. headquartered global bank to commit to achieving net-zero financed emissions by 2050	• Climate change considerations integrated into the Firm's risk management and governance processes under the Chief Risk Officer, including the development of climate-related scenarios and stress test models to inform changes to our strategy and risk management processes	• Committed to carbon neutrality across our global operations by 2022, including sourcing 100% of our global operational electricity needs from renewable sources	• Launched the Morgan Stanley Measure, Manage, Report framework to track progress toward our 2030 and 2050 net-zero targets
• Announced 2030 interim emissions reduction targets for three sectors: Auto manufacturing (-35%), Energy (-29%) and Power (-58%)		**100% Carbon Neutral by 2022**	• Only major U.S. headquartered global bank on Steering Committee of the Partnership for Carbon Accounting Financials
Net-Zero Financed Emissions by 2030		• In 2021, the Bennington Wind Farm became operational and began supplying Morgan Stanley with renewable energy credits to help fulfill our commitment to become carbon neutral	• We published our first Climate Report aligned with the Task Force on Climate-Related Financial Disclosures in 2020. Our second will be published in 2022
• We have mobilized over $450Bn towards our goal of $750Bn in low-carbon solutions by 2030, including nearly $250Bn in 2021			

You can access information about our sustainability initiatives at our sustainability webpage (which is not incorporated by reference to this proxy statement) at www.morganstanley.com/about-us/sustainability-at-morgan-stanley.

Community Development

Morgan Stanley aims to create investment opportunities that attract both philanthropic and private capital to create lasting positive changes in communities across the U.S. Our U.S. Banks have consistently received "Outstanding" ratings from the Office of the Comptroller of the Currency for their track records in meeting community needs.

Highlights 2010 – 2021	Themes	Impact
$27Bn+ Community development loans and investments	Our CRA program seeks to transform communities' quality of life through a focus on: **Quality Multifamily Affordable Housing** – New Construction and Rehabilitation – Preservation and Extension of Affordability – Resident Services – Homeless Prevention – Capital for Public Housing	**165,000+** UNITS OF QUALITY AFFORDABLE HOUSING CREATED OR PRESERVED
$400MM+ Small business loans	**Healthy Communities** – Primary Care Clinics – Healthy Foods – Equitable Transit-Oriented Developments	**236,000+** JOBS CREATED OR RETAINED
$325MM Bonds structured and marketed for Community Development Financial Institutions, including first ever in the industry	**Economic Development** – Quality Jobs – Entrepreneurs **Expanding Access to Capital for Community Development Financial Institutions**	**290+** SMALL BUSINESSES SUPPORTED ACROSS THE U.S.

Giving Back to the Community

Morgan Stanley is committed to giving back to the communities where we live and work through long-lasting partnerships, community-based delivery and engaging our best asset – our employees. Through continuously challenging times, our Firm and employees have supported children's physical and mental health, raised awareness and funds for global hunger, delivered strategic pro bono work, and more. The impact of our philanthropic initiatives includes:

Giving/Initiatives

 In 2021, employees, together with the Firm, the Morgan Stanley Foundation and the Morgan Stanley International Foundation, donated over $154 million.

 The Morgan Stanley Foundation and the Morgan Stanley International Foundation granted $8.5 million in 2021 to charities focused on the fundamentals of children's health, including wellness, nutrition, mental health and play.

 The Morgan Stanley Alliance for Children's Mental Health continued to fund critical research on children's mental health drive thought leadership, and grow programs in schools, hospitals and physicians' offices, reaching 11 million students, families and teachers globally since February 2020.

 In partnership with the Morgan Stanley Institute for Inclusion, the Morgan Stanley Foundation committed $20 million over the next five years to help address systemic inequities in education and career outcomes for young adults from low-to-moderate income backgrounds with a focus on ethnically diverse students.

Employee Engagement & Volunteering

 In lieu of a traditional Global Volunteer Month in 2021, over 15,000 employees in 530+ cities walked over 690 million steps during Move For Meals to raise awareness and funds for global hunger. The Firm donated the equivalent of 50 million meals to hunger relief organizations worldwide.

 Morgan Stanley again ran our annual Strategy Challenge pro bono program where teams of employees make a meaningful impact on an organization's ability to deliver on its mission. Since 2009, employees have delivered 120,000 hours of pro bono service to 156 nonprofits, valued at $23.5 million.

 Employees continued to volunteer throughout the year to give back to the communities where we live and work. Over $2 million was provided in support to hundreds of nonprofit organizations where over 14,000 employees are dedicated volunteers or governing board members.

Human Capital Management

Our employees are our most important asset. To facilitate talent attraction and retention, we strive to make Morgan Stanley a diverse and inclusive workplace, with a strong culture and opportunities for our employees to grow and develop in their careers and be supported by competitive compensation, benefits and wellbeing programs. In 2021, feedback from the global benefits survey and lessons learned during the pandemic helped identify several key opportunities to strategically enhance our global offerings with respect to parental leave policies, paid leave benefits for family care, family building benefits, a subsidized physical fitness program and financial wellness resources. Further, in response to the pandemic, the Company expanded offerings such as paid time off to receive vaccinations, set up in-office vaccination clinics, and made testing available both in office and at home, as well as implemented additional on-site safety measures for our facilities.

Diversity & Inclusion

- Deliver against a comprehensive diversity and inclusion strategy focused on our workforce, the marketplace and societal issues

- Establish the Institute for Inclusion as a catalyzer of our Firm's internal efforts, and contributor to external efforts leveraging our intellectual and economic capabilities

- Scale investments to attract, retain and advance a diverse and representative workforce; drive progress to achieve our Three-Year Representation Objectives including investing in our existing talent

- Scale investments that drive greater marketplace inclusion by investing in diverse-led business and engaging with organizations focused on access and opportunity in our sector

- Contribute to societal change through targeted philanthropic investments in underserved communities

- Continue our commitment to transparency through regular reporting on our diversity and inclusion efforts

Leadership & Development

- Offer employees at all levels professional development programs to enhance key skills and build networks

- Recognize employees as they progress through their careers with mobility opportunities and promotions

- Offer 70+ leadership programs, focusing on mentorship, diversity engagement, and high-potential development

- All employees have access to 15,000+ pieces of content through a learning portal that is easily searchable

- Manager and employee working virtually learning series and educational content

- Increased support for managers and employees, including ongoing training focused on managing and working in a hybrid environment

- Sponsor two new leadership programs through the Institute for Inclusion: the Women's Leadership Program and the Multicultural Leadership Program with a focus on accelerating career growth

Employee Benefits & Incentives

- Design incentive programs to align pay outcomes with performance, while discouraging excessive risk-taking

- Launched a Global Wellbeing board, assembling senior leaders with a mission to advance the Firm's wellbeing strategy

- Provide employees with a comprehensive offering of benefits programs, including retirement, healthcare and insurance benefits, health savings and flexible spending accounts, fitness and wellness programs, paid time off, paid parental and family caregiver leave, family care resources and tuition assistance, among many others

- Provide benefits targeted to our diverse population, including comprehensive coverage for family building and gender affirmation

- Support employees during the pandemic with flexible work arrangements and family friendly resources such as childcare support, tutoring, free COVID testing, in-office vaccination clinics, enhanced mental health offerings and COVID-19 response line for questions or concerns

- Provide financial wellness programs

For more detailed information regarding our Human Capital programs and initiatives, see "Our People" in our 2020 Sustainability Report and our 2021 Diversity and Inclusion Report (both located on our website www.morganstanley.com, which are not incorporated by reference into this proxy statement) and "Human Capital" in Part 1, Item 1 of the 2021 Form 10-K.

Communication by Shareholders and Other Interested Parties with the Board of Directors

As set forth under "Communications with the Board" in the Corporate Governance Policies, shareholders and other interested parties may contact the Board, the non-management or independent directors, an individual director (including the Independent Lead Director or Chairman) or a committee of the Board, by writing to them at Morgan Stanley, Suite D, 1585 Broadway, New York, New York 10036. Such communications will be handled in accordance with the procedures approved by the independent directors of the Board.

Additional Corporate Governance Information Available on Corporate Governance Webpage

In addition to the Corporate Governance Policies and other policies described above, our corporate governance webpage (www.morganstanley.com/about-us-governance) includes the following:

- Bylaws and Certificate of Incorporation
- Corporate Political Activities Policy Statement
- Charters for Board Committees
- Policy Regarding Shareholder Rights Plan

- Code of Ethics and Business Conduct
- Equity Ownership Commitment
- Information Regarding the Integrity Hotline
- Environmental and Social Policies

Hard copies of the materials described above are available without charge to any shareholder who requests them by writing to Morgan Stanley, Suite D, 1585 Broadway, New York, New York 10036 or calling our Investor Relations Department at 212-762-8131.

None of the reports referenced above, or any other reports referenced or discussed in this proxy statement, are deemed part of this proxy statement or incorporated by reference. Some of the reports contain cautionary statements regarding the forward-looking information in those reports, include statistics or metrics that are estimates, make assumptions based on developing standards that may change and provide aspirational goals that are not intended to be promises or guarantees. The reports may also change at any time and we expect updated versions will be posted on our website.

Director Independence

The Board has adopted Director Independence Standards, which are more stringent than the independence requirements outlined in the NYSE rules in certain respects, and delineate relationships that are deemed to impair independence and categories of relationships that are not deemed material for purposes of director independence (Director Independence Standards). The Director Independence Standards, which are part of our Corporate Governance Policies available at www.morganstanley.com/about-us-governance, provide that, for a director to be considered independent, a director must meet the following categorical standards:

1. Employment and commercial relationships affecting independence

A. Current Relationships	A director will not be independent if: (i) the director is a current partner or current employee of Morgan Stanley's internal or external auditor; (ii) an immediate family member of the director is a current partner of Morgan Stanley's internal or external auditor; (iii) an immediate family member of the director (a) is a current employee of Morgan Stanley's internal or external auditor and (b) personally works on Morgan Stanley's audit; (iv) the director is a current employee, or an immediate family member of the director is a current executive officer, of an entity that has made payments to, or received payments from, Morgan Stanley for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues; or (v) the director's spouse, parent, sibling or child is currently employed by Morgan Stanley.
B. Relationships within Preceding Three Years	A director will not be independent if, within the preceding three years: (i) the director is or was an employee of Morgan Stanley; (ii) an immediate family member of the director is or was an executive officer of Morgan Stanley; (iii) the director or an immediate family member of the director (a) was a partner or employee of Morgan Stanley's internal or external auditor and (b) personally worked on Morgan Stanley's audit within that time; (iv) the director or an immediate family member of the director received more than $120,000 in direct compensation in any 12-month period from Morgan Stanley, other than (a) director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and (b) compensation paid to an immediate family member of the director who is an employee (other than an executive officer) of Morgan Stanley; or (v) a present Morgan Stanley executive officer is or was on the compensation committee of the board of directors of a company that concurrently employed the Morgan Stanley director or an immediate family member of the director as an executive officer.

2. Relationships not deemed material for purposes of director independence

In addition to the provisions above, each of which must be fully satisfied with respect to each independent director, the Board must affirmatively determine that the director has no material relationship with Morgan Stanley. To assist the Board in this determination, it has adopted the following categorical standards of relationships that are not considered material for purposes of determining a director's independence. Any determination of independence for a director that does not meet these categorical standards will be based upon all relevant facts and circumstances and the Board shall disclose the basis for such determination in the Company's proxy statement.

A. Equity Ownership	A relationship arising solely from a director's ownership of an equity or limited partnership interest in a party that engages in a transaction with Morgan Stanley, so long as such director's ownership interest does not exceed 5% of the total equity or partnership interests in that other party.
B. Other Directorships	A relationship arising solely from a director's position as (i) director or advisory director (or similar position) of another company or for-profit corporation or organization or (ii) director or trustee (or similar position) of a tax-exempt organization.
C. Ordinary Course Business	A relationship arising solely from transactions, including financial services transactions such as underwriting, banking, lending or trading in securities, commodities or derivatives, or from other transactions for products or services, between Morgan Stanley and a company of which a director is an executive officer, employee or owner of 5% or more of the equity of that company, if such transactions are made in the ordinary course of business and on terms and conditions and under circumstances (including, if applicable, credit or underwriting standards) that are substantially similar to those prevailing at the time for comparable transactions, products or services for or with unaffiliated third parties.
D. Contributions	A relationship arising solely from a director's status as an executive officer of a tax-exempt organization, and the contributions by Morgan Stanley (directly or through the Morgan Stanley Foundation or any similar organization established by Morgan Stanley) to the organization are less than the greater of $1 million or 2% of the organization's consolidated gross revenues during the organization's preceding fiscal year (matching of employee charitable contributions is not included in Morgan Stanley's contributions for this purpose).
E. Products and Services	A relationship arising solely from a director utilizing products or services of Morgan Stanley in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable products or services provided to unaffiliated third parties.
F. Professional, Social and Religious Organizations and Educational Institutions	A relationship arising solely from a director's membership in the same professional, social, fraternal or religious association or organization, or attendance at the same educational institution, as an executive officer or director.
G. Family Members	Any relationship or transaction between an immediate family member of a director and Morgan Stanley shall not be deemed a material relationship or transaction that would cause the director not to be independent if the standards in this Section 2 would permit the relationship or transaction to occur between the director and Morgan Stanley.

The Board has determined that 11 of our 14 director nominees (Messrs. Darling, Glocer and Herz, Mss. James and Leibowitz, Mr. Luczo, Ms. Miscik, Mr. Nally, Ms. Schapiro, and Messrs. Traquina and Wilkins) are independent in accordance with the Director Independence Standards. The Board has also determined that Ms. Corley, who is not standing for re-election at the annual meeting of shareholders, was independent during the time she served on the Board in 2021 and 2022, and that Hutham S. Olayan, who retired from the Board effective May 20, 2021, was independent during the time she served on the Board in 2021.

To assess independence, the Board was provided with information about relationships between the independent directors (and their immediate family members and affiliated entities) and Morgan Stanley and its affiliates, including information about the directors' professional experience and affiliations. In making its determination as to the independent directors, the Board reviewed the categories of relationships between Morgan Stanley and the directors described above and the following specific relationships under those Director Independence Standards:

- Commercial relationships (such as financial services offered by the Company to clients in the ordinary course of the Company's business) in the last three years between Morgan Stanley and entities where the directors are employees or executive officers, or their immediate family members are executive officers (Mss. James, Olayan and Schapiro). In each case the fees the Company received were in compliance with the Director Independence Standards and the NYSE rules, and did not exceed the greater of $1 million or 2% of such other entity's consolidated gross revenues in any of the last three years and were considered immaterial to director independence.

- Director's utilization of Morgan Stanley products and services offered by the Company as a client of the Company (such as Wealth Management brokerage accounts and investments in funds sponsored by the Company) in the ordinary course of the Company's business on terms and conditions substantially similar to those provided to unaffiliated third parties (Messrs. Glocer and Herz, Mss. James and Leibowitz, Mr. Luczo, Ms. Miscik, Mr. Nally, Mss. Olayan and Schapiro and Messrs. Traquina and Wilkins). In each case the provision of such products and services was in compliance with the Director Independence Standards and the NYSE rules and was considered immaterial to director independence.

Director Attendance at Annual Meeting

The Corporate Governance Policies state that directors are expected to attend annual meetings of shareholders. All directors who were on the Board at the time, including all current directors who were nominees at the time, attended the 2021 annual meeting of shareholders.

Board Meetings and Committees

BOARD MEETINGS

Our Board met 14 times during 2021. Each current director attended at least 75% of the total number of meetings of the Board and committees on which such director served that were held during 2021 while the director was a member. In addition to Board and committee meetings, our directors also engaged in less formal communications between meetings, including discussions, briefings and educational sessions, with the Independent Lead Director, Chairman of the Board and CEO, members of senior management and others as appropriate regarding matters of interest.

COMMITTEES

The Board's standing committees, their membership and the number of meetings in 2021 are set forth below. Charters for each of our standing committees are available at our corporate governance webpage at www.morganstanley.com/about-us-governance, which webpage is not incorporated by reference in this proxy statement.

- All members of the Audit Committee, the CMDS Committee and the Nominating and Governance Committee satisfy the standards of independence applicable to members of such committees, including NYSE listing standards.

- Each member of the CMDS Committee is a "non-employee director" as defined in Section 16 of the Securities Exchange Act of 1934, as amended.

- The Board has determined that all members of the Audit Committee are independent and "financially literate" within the meaning of the NYSE listing standards and Robert H. Herz, the Audit Committee Chair, and Dennis M. Nally are "audit committee financial experts" within the meaning of the SEC rules.

- All members of the Risk Committee and the Operations and Technology Committee are non-employee directors and a majority of the members of such committees satisfy the independence requirements of the Company and the NYSE, and the Risk Committee members satisfy other applicable legal and regulatory criteria.

AUDIT COMMITTEE[1]	
Current Members Robert H. Herz (Chair) Alistair Darling Shelley B. Leibowitz Dennis M. Nally 13 **Meetings Held in 2021**	**Primary Responsibilities** • Oversees the integrity of the Company's consolidated financial statements and system of internal controls. • Oversees risk management and risk assessment guidelines in coordination with the Board, Operations and Technology Committee and Risk Committee. • Reviews the major legal and compliance risk exposures of the Company and the steps management has taken to monitor and control such exposures. • Selects, determines the compensation of, evaluates and, when appropriate, replaces the independent auditor. • Reviews and assesses the qualifications, independence and performance of the independent auditor, and pre-approves audit and permitted non-audit services. • Oversees the performance of the head of the Company's Internal Audit Department (Chief Audit Officer), who reports functionally to the Audit Committee, and the internal audit function. • After review, recommends to the Board the acceptance and inclusion of the annual audited consolidated financial statements in the Company's Annual Report on Form 10-K. • See also "Audit Matters."

COMPENSATION, MANAGEMENT DEVELOPMENT AND SUCCESSION (CMDS) COMMITTEE[2]	
Current Members Dennis M. Nally (Chair) Thomas H. Glocer Stephen J. Luczo Rayford Wilkins, Jr. 6 **Meetings Held in 2021**	**Primary Responsibilities** • Annually reviews and approves the corporate goals and objectives relevant to the compensation of the CEO and evaluates his performance in light of these goals and objectives. • Determines the compensation of executive officers and other officers and employees as appropriate. • Administers the Company's equity-based compensation plans and cash-based nonqualified deferred compensation plans. • Oversees plans for management development and succession and assists the Board in its oversight of Company strategies, policies and practices related to human capital management generally, including diversity and inclusion. • Reviews and discusses the Compensation Discussion and Analysis with management and recommends to the Board its inclusion in the proxy statement. • Oversees the Company's incentive compensation arrangements, including with appropriate input from the CRO, to help ensure that such arrangements are consistent with the safety and soundness of the Company and do not encourage excessive risk-taking, and are otherwise consistent with applicable related regulatory rules and guidance. • Reviews and approves the Company's equity retention and ownership policies for executive officers and other officers and employees, as appropriate. • Reviews shareholder proposals relating to human capital matters and management's proposed response to such proposals. • See also "Compensation Governance and Risk Management."

NOMINATING AND GOVERNANCE COMMITTEE[3]

Current Members

Rayford Wilkins, Jr. (Chair)
Elizabeth Corley
Thomas H. Glocer
Robert H. Herz
Erika H. James
Mary L. Schapiro

4 Meetings Held in 2021

Primary Responsibilities

- Oversees succession planning for the Board and Board leadership appointments.
- Reviews the overall size and composition of the Board and its committees.
- Identifies and recommends candidates for election to the Board.
- Oversees the orientation program for newly elected directors.
- Reviews annually the Corporate Governance Policies.
- Oversees and approves the process and guidelines for the annual evaluation of performance and effectiveness of the Independent Lead Director, the Board and its committees.
- Reviews and approves related person transactions in accordance with the Company's Related Person Transactions Policy.
- Reviews and approves directors' service on other public or private company boards and committees and changes in director circumstances.
- Reviews the director compensation program.
- Reviews the Company's Corporate Political Activities Policy Statement and oversees political activities, the Company's significant lobbying priorities and expenditures attributable to lobbying in the U.S. and expenditures related to principal U.S. trade associations.
- Oversees ESG matters, as appropriate, and the Company's philanthropic programs.
- Reviews shareholder proposals relating to governance, social responsibility and environmental matters and management's proposed response to such proposals.

OPERATIONS AND TECHNOLOGY COMMITTEE[4]

Current Members

Jami Miscik (Chair)
Hironori Kamezawa
Shelley B. Leibowitz
Stephen J. Luczo
Perry M. Traquina

5 Meetings Held in 2021

Primary Responsibilities

- Oversees the Company's operations and technology strategy, including trends that may affect such strategy.
- Reviews at least quarterly the major operations, technology and operational risk exposures of the Company and its business units, including operational security, fraud, vendor, data protection and privacy, business continuity and resilience, and cybersecurity risks, and the steps management has taken to monitor and control such exposures.
- Reviews the operations and technology budget and significant operations and technology expenditures and investments.
- Oversees risk management and risk assessment guidelines and policies regarding operations, technology and operational risk.
- Oversees the Company's process and significant policies for determining operational risk tolerance and, as appropriate, confirms operational risk tolerance levels as set forth in the Company's Risk Appetite Statement.
- See also "Board Leadership Structure and Role in Risk Oversight — Board Oversight of Cybersecurity Risk."

RISK COMMITTEE[5]

Current Members	Primary Responsibilities
Perry M. Traquina (Chair) Alistair Darling Nobuyuki Hirano Jami Miscik **7 Meetings Held in 2021**	• Oversees the Company's global ERM framework. • Oversees the Company's capital, liquidity and funding planning and strategy. • Oversees the major risk exposures of the Company, including market, credit, model and liquidity risk, against established risk measurement methodologies and the steps management has taken to monitor and control such exposures and reviews significant new product risk, emerging risks, climate risk and regulatory matters. • Oversees the risk identification framework. • Oversees the Company's Risk Appetite Statement, including risk tolerance levels and limits, and the ongoing alignment of the Risk Appetite Statement with the Company's strategy and capital plans. • Reviews the contingency funding plan, effectiveness of the Company's Basel III advanced systems, capital planning process and the Company's Title I Resolution Plan and Recovery Plan, as necessary. • Oversees risk management and risk assessment policies and guidelines. • Oversees the performance of the CRO (who reports to the Risk Committee and the CEO) and the risk management function. • See also "Board Leadership Structure and Role in Risk Oversight — Board Role in Risk Oversight."

[1] Effective January 1, 2021, Mr. Traquina concluded service on, and Ms. Leibowitz joined, the Audit Committee.

[2] Effective May 20, 2021, Ms. Olayan concluded service on the Board and the CMDS Committee.

[3] Effective January 1, 2021, Mr. Glocer joined the Nominating and Governance Committee. Effective February 1, 2022, Ms. James joined the Nominating and Governance Committee. Ms. Corley will conclude service on the Board and the Nominating and Governance Committee on or about April 27, 2022.

[4] Effective January 1, 2021, Mr. Glocer concluded service on, and Ms. Leibowitz and Mr. Traquina joined, the Operations and Technology Committee. Effective May 20, 2021, Mr. Kamezawa joined the Operations and Technology Committee and, effective at the annual meeting, he will conclude service on the Operations and Technology Committee. Effective upon his election by shareholders, Mr. Miyachi will join the Operations and Technology Committee.

[5] Effective at the annual meeting, Mr. Hirano will conclude service on the Board and the Risk Committee and Mr. Kamezawa will join the Risk Committee.

Board Leadership Structure and Role in Risk Oversight

BOARD LEADERSHIP STRUCTURE

The Board is responsible for reviewing the Company's leadership structure. As set forth in the Corporate Governance Policies, the Board believes that the Company and its shareholders are best served by maintaining the flexibility to have any director serve as Chairman of the Board based on what is in the best interests of the Company at a given point in time, taking into consideration, among other things:

• The composition of the Board.
• The role of the Company's Independent Lead Director.
• The Company's strong corporate governance practices.
• The CEO's working relationship with the Board.
• The challenges specific to the Company.

The Board has determined that the appointment of a strong Independent Lead Director (as described below), together with a combined Chairman and CEO, serves the best interests of the Company and its shareholders. By serving in both positions, the Chairman and CEO is able to draw on his detailed knowledge of the Company to provide the Board, in coordination with the Independent Lead Director, leadership in focusing its discussions and review of the Company's strategy. In addition, a combined role of Chairman and CEO ensures that the Company presents its message and strategy to shareholders, employees and clients with a unified voice. The Board believes that it is in the best interest of the Company and its shareholders for Mr. Gorman to serve as Chairman and CEO at this time, considering the strong role of our Independent Lead Director and other corporate governance practices providing independent oversight of management as set forth below.

INDEPENDENT LEAD DIRECTOR

The Corporate Governance Policies provide for an independent and active Independent Lead Director who is appointed and reviewed annually by the independent directors with clearly defined leadership authority and responsibilities.

Our Independent Lead Director, Thomas H. Glocer, was appointed by our other independent directors and as part of his formal duties and responsibilities shall:

 **Board Governance and Leadership**

- Preside at all meetings of the Board at which the Chairman is not present
- Have the authority to call, and lead, non-management director sessions and independent director sessions
- Help facilitate communication among the Chairman and CEO and the non-management and independent directors, including serving as liaison between the Chairman and the independent directors
- Approve the types and forms of information sent to the Board
- Solicit the non-management directors for advice on agenda items for meetings of the Board and executive sessions to help facilitate Board focus on key issues and topics of interest to the Board
- Be available, if requested, to meet with the Company's primary regulators
- Be available, if requested by major shareholders, for consultation and direct communication in accordance with the Corporate Governance Policies

 **Advising the Chairman and CEO**

- Communicate with the Chairman and CEO between meetings and act as a "sounding board" and advisor
- Advise the Chairman and CEO of the Board's informational needs
- Collaborate with the Chairman and CEO in developing the agenda for meetings of the Board
- Approve Board meeting agendas and the schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items
- Have authority to request inclusion of additional agenda items
- Communicate with the Chairman and CEO and other members of management, as appropriate, about decisions reached, suggestions and views expressed by non-management directors in executive sessions or outside of Board meetings

 **Board Effectiveness and Succession Planning**

- Lead the annual evaluation of the performance and effectiveness of the Board including consultation with each non-management director regarding Board performance and effectiveness and, as necessary, individual director performance
- Help facilitate the efficient and effective functioning and performance
- Help facilitate discussion and open dialogue among non-management directors during Board meetings, executive sessions and outside of Board meetings
- Consult with the Chair of the Nominating and Governance Committee on Board succession planning and Board Committee appointments
- Coordinate with the Chair of the Nominating and Governance Committee on recruiting and interviewing candidates for the Board
- Consult with the Chair of the CMDS Committee on the annual evaluation of the performance of the CEO

INDEPENDENT OVERSIGHT OF MANAGEMENT

The Company's corporate governance practices and policies ensure substantial independent oversight of management. For instance:

- **The Board has a majority of independent and non-management directors.** Eleven of the 14 director nominees are independent as defined by the NYSE listing standards and the Company's more stringent Director Independence Standards. Thirteen of the 14 director nominees are non-management directors. All of the Company's directors are elected annually.

- **The Board's key standing committees are composed solely of non-management directors.** The Audit Committee, the CMDS Committee and the Nominating and Governance Committee are each composed solely of independent directors. The Operations and Technology Committee and the Risk Committee are chaired by independent directors, consist of a majority of independent directors and include only non-management directors. The committees meet regularly in executive session without management present and provide independent oversight of management.

- **The Board's non-management directors meet regularly in executive session.** The non-management directors meet regularly in executive session without management present and, consistent with the NYSE listing standards, the independent directors also meet in executive session. These sessions are chaired by the Independent Lead Director.

BOARD ROLE IN RISK OVERSIGHT

Effective risk management is vital to the success of Morgan Stanley. The Board has oversight for the Company's global ERM framework, which integrates the roles of the Company's risk management functions into a holistic enterprise to facilitate the incorporation of risk assessment into decision-making processes across the Company, and is responsible for helping to ensure that the Company's risks are managed in a sound manner. The Board regularly reviews the Company's risks and the responsibilities of management and the Board committees to assist the Board in its risk oversight. The Board committees assist the Board in oversight of the risks set forth below, coordinating as appropriate. In addition, the entire Board receives reporting on a quarterly basis regarding cross-enterprise risks, including strategic, reputational, and culture, values and conduct risk. The committees report to the entire Board on a regular basis and have overlapping directors, invite Chairs of other committees and other directors to attend meetings, as appropriate given topics of discussion, and hold joint meetings as necessary to discharge their duties.

COORDINATION AMONG BOARD COMMITTEES REGARDING RISK OVERSIGHT


BOARD OF DIRECTORS
• Culture, Values and Conduct Risk
• Reputational Risk
• Strategic Risk
AUDIT
• Legal Risk
• Compliance Risk
• Performance and compensation of Chief Audit Officer
OPERATIONS AND TECHNOLOGY
• Operations Risk
• Technology Risk
• Operational Risk (including Cybersecurity Risk, which is also reviewed with full Board)
RISK
• Global ERM framework
• Risk Appetite Statement
• Market / Credit Risk
• Model Risk
• Liquidity and Funding Risk
• Capital
• Climate Risk
• Performance and compensation of CRO
COMPENSATION
• Performance assessment and compensation of CEO and other executive officers
• Management succession planning
• Human capital, including diversity
• Risk review of incentive compensation arrangements
NOMINATING AND GOVERNANCE
• Governance Risk
• ESG governance matters
• Board succession planning

The Board has also authorized the Firm Risk Committee, a management committee appointed and co-chaired by the CEO and CRO that includes the most senior officers of the Company, including the COO, CRO, CLO, CFO and business heads, to oversee the Company's global ERM framework. The Firm Risk Committee's responsibilities include oversight of the Company's risk management principles, procedures and limits and the monitoring of capital levels and material market, credit, operational, model, liquidity, legal, compliance and reputational risk matters, and other risks, as appropriate, and the steps management has taken to monitor and manage such risks. The Company's risk management is further discussed in Part II, Item 7A of the Company's Annual Report on Form 10-K for the year ended December 31, 2021 (2021 Form 10-K).

BOARD OVERSIGHT OF CYBERSECURITY RISK

Cybersecurity risk is overseen by the Board as well as the Operations and Technology Committee. The Operations and Technology Committee has primary responsibility for oversight of operations, technology and operational risk, including information security, fraud, vendor, data protection and privacy, business continuity and resilience, and cybersecurity risks (including review of cybersecurity risks against established risk

methodologies). In accordance with its charter, the Operations and Technology Committee receives regular reporting at each quarterly meeting from senior officers in Technology, Operations and Firm Resilience and Firm Risk Management Departments on operational risk and the steps management has taken to monitor and control such exposures. Such reporting includes updates on the Company's cybersecurity program, the external threat environment and the Company's programs to address and mitigate the risks associated with the evolving cybersecurity threat environment.

The Operations and Technology Committee also receives an annual independent assessment of key aspects of the Company's cybersecurity program from an external party and holds joint meetings with the Audit Committee and Risk Committee as necessary and appropriate. The Board or the Operations and Technology Committee reviews and approves the Global Cybersecurity Program Policy, the Global Information Security Program Policy and the Global Technology Policy at least annually. The Chair of the Operations and Technology Committee regularly reports to the Board on cybersecurity risks and other matters reviewed by the Operations and Technology Committee. In addition, the Board receives separate presentations on cybersecurity risk and all Board members are invited to attend Operations and Technology Committee meetings and have access to meeting materials.

Senior management, including the senior officers mentioned above, discuss cybersecurity developments with the Chairs of the Operations and Technology Committee and the Risk Committee between Board and committee meetings, as necessary. The Operations and Technology Committee meets regularly in executive session with management, including the CRO, COO and senior officers from Technology, Operations and Firm Resilience Department.

ASSESSMENT OF LEADERSHIP STRUCTURE AND RISK OVERSIGHT

The Board has determined that its leadership structure is appropriate for the Company. Mr. Gorman's role as CEO, his existing relationship with the Board, his understanding of Morgan Stanley's businesses and strategy, and his professional experience and leadership skills uniquely position him to serve as Chairman, while the Company's Independent Lead Director position enhances the overall independent functioning of the Board. The Board believes that the combination of the Chairman and CEO, the Independent Lead Director and the Chairs of the Audit, CMDS, Nominating and Governance, Operations and Technology, and Risk Committees provides the appropriate leadership to help ensure effective risk oversight by the Board.

Compensation Governance and Risk Management

The CMDS Committee actively engages in its duties and follows procedures intended to ensure excellence in compensation governance.

- The CMDS Committee has the power to hire and fire independent compensation consultants, legal counsel, or financial or other advisors as it may deem necessary to assist it in the performance of its duties and responsibilities. The CMDS Committee has retained an independent compensation consultant, Pay Governance, to assist the CMDS Committee in collecting and evaluating external market data regarding executive compensation and performance and to advise the CMDS Committee on developing trends and best practices in executive compensation and equity and incentive plan design. In performing these services, Pay Governance attends meetings of the CMDS Committee regularly, including portions of the meetings without management present, and separately with the CMDS Committee Chair. Pay Governance is the CMDS Committee's independent advisor and does not provide any other services to the Company or its executive officers that could jeopardize its independent status. The Company has affirmatively determined that no conflict of interest has arisen in connection with the work of Pay Governance as compensation consultant for the CMDS Committee.
- The CMDS Committee regularly reviews (i) Company performance with respect to execution of strategic objectives and evaluates executive performance in light of such performance; (ii) executive compensation

strategy, including the competitive environment and the design and structure of the Company's compensation programs to ensure that they are consistent with and support our compensation objectives; and (iii) market trends and legislative and regulatory developments affecting compensation in the U.S. and globally.

- Together with the CRO, the CMDS Committee oversees the Company's incentive compensation arrangements to help ensure that such arrangements are consistent with the safety and soundness of the Company and do not encourage excessive risk-taking, and are otherwise consistent with applicable related regulatory rules and guidance. The CRO attends CMDS Committee meetings at least annually, and on an as needed basis, to discuss the risk attributes of the Company's incentive compensation arrangements. The CRO reported to the CMDS Committee his conclusion that the Company's current compensation programs for 2021 do not incentivize employees to take unnecessary or excessive risk and that such programs do not create risks that are reasonably likely to have a material adverse effect on the Company.
- The CMDS Committee approves senior executive annual incentive compensation after a comprehensive review and evaluation of Company, business unit and individual performance for the year, and reviews these compensation decisions with our Board.
- Together with senior management, the CMDS Committee oversees the Company's controls regarding the year-end compensation process, which have been designed to be consistent with our regulators' principles for safety and soundness, including policies and procedures for compensation plan governance, funding and allocating the incentive compensation pool and the use of discretion in determining individual incentive compensation awards; processes for identifying "risk-taking" employees; and processes to administer incentive compensation clawback and cancellation features.

Director Compensation

Our director compensation program is guided by three goals: compensation should fairly pay directors for work required in a company of our size and scope; compensation should align directors' interests with the long-term interests of shareholders; and the structure of the compensation should be easy for shareholders to understand. The Board believes that a director's total compensation should include a significant equity component because it believes that this more closely aligns the long-term interests of directors with those of shareholders and provides a continuing incentive for directors to foster the Company's success. In furtherance of these goals, our directors are bound by a shareholder-approved annual compensation (cash and equity) limit of $750,000 and an equity ownership requirement of five times the annual cash Board retainer (as described in more detail below under "Director Equity Ownership Requirement").

Directors' compensation is determined by the Board, and the Nominating and Governance Committee makes recommendations to the Board based on periodic benchmarking assessments and advice received from FW Cook, its independent advisor. In 2020, FW Cook conducted a customized review of the design and pay levels of our director compensation program compared to competitive market practices. Taking into account our director compensation program's emphasis on equity compensation, our shareholder-approved annual compensation limit, and our equity ownership requirement, among other features of our program, FW Cook determined that our director compensation program remained consistent with best market practices and competitive with the market and continued to align the interests of our non-employee directors with the long-term interests of our shareholders. No changes were made to our director compensation program in 2021.

The following table contains information with respect to the annual compensation (including deferred compensation) of our non-employee directors earned during 2021 with respect to their Board service.

Director[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3][4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Elizabeth Corley	95,000	250,000	—	—	345,000
Alistair M. Darling	110,000	250,000	—	—	360,000
Thomas H. Glocer	160,000	250,000	—	—	410,000
Robert H. Herz	135,000	250,000	—	—	385,000
Shelley B. Leibowitz	110,000	250,000	—	—	360,000
Stephen J. Luczo	110,000	250,000	—	—	360,000
Jami Miscik	120,000	250,000	—	—	370,000
Dennis M. Nally	120,000	250,000	—	—	370,000
Takeshi Ogasawara*	31,667	—	—	14,011[5]	45,678
Hutham S. Olayan*	31,667	—	—	18,647[6]	50,314
Mary L. Schapiro	95,000	250,000	—	—	345,000
Perry M. Traquina	135,000	250,000	—	—	385,000
Rayford Wilkins, Jr.	120,000	250,000	—	—	370,000

* Mr. Ogasawara and Ms. Olayan concluded service on the Board effective May 20, 2021, the date of the 2021 annual meeting of shareholders.

[1] Messrs. Gorman and Hirano, and Hironori Kamezawa, who was elected to the Board effective May 20, 2021, received no compensation during 2021 for Board service.

[2] Represents the portion of the annual Board and Board committee retainers earned, whether paid in cash or deferred at the director's election, during 2021. Cash retainers for service on the Board and Board committees during the 2021 service period are paid semiannually in arrears for the period beginning at the 2021 annual meeting of shareholders (May 20, 2021) and concluding at the 2022 annual meeting of shareholders (May 26, 2022). Amounts in the table represent cash retainers earned for a portion of the 2020 service period (January 1, 2021 to May 20, 2021) and cash retainers earned for a portion of the 2021 service period (May 21, 2021 to December 31, 2021).

The current values of the Board retainers are set forth in the following table. Retainers are prorated when a director joins or leaves the Board or a committee at any time other than at the annual meeting of shareholders, and no retainers are paid for the year of election if the director is elected to the Board less than 60 days prior to the annual meeting. Directors do not receive meeting fees.

Position	Retainer ($)
Board Member	80,000
Independent Lead Director	50,000
Committee Chairs	
Audit and Risk Committees	40,000
All Other Committees	25,000
Committee Members	15,000

Directors can elect to receive their retainers on a current basis in cash or on a deferred basis under the shareholder-approved Directors' Equity Capital Accumulation Plan (DECAP) in the form of deferred stock units (Elective Units). Elective Units are not subject to vesting or cancellation.

Ms. Corley, Mr. Glocer, Mr. Luczo, Ms. Olayan, and Mr. Traquina deferred their cash retainers for 2021 into Elective Units under DECAP. Elective Units in lieu of cash retainers earned for the second half of the 2020 service period were granted in arrears on June 1, 2021, except that Ms. Olayan's Elective Units were granted and converted to shares of the Company's common stock on May 20, 2021, the effective date of her conclusion of service on the Board. Elective Units in lieu of cash retainers earned for the first half of the 2021 service period were granted in arrears on December 1, 2021. The number of Elective Units granted on each applicable grant date is based on the volume-weighted average price (VWAP) of the Company's common stock on the grant date as follows: $86.3259 on May 20, 2021; $92.4916 on June 1, 2021; and $96.9171 on December 1, 2021.

[3] Represents the aggregate grant date fair value of the annual stock unit award granted on June 1, 2021 for the 2021 service period. The aggregate grant date fair value of the stock unit awards is based on $92.4916, the VWAP of the Company's common stock on the grant date. For further information on the valuation of these stock units, see notes 2 and 20 to the consolidated financial statements included in the 2021 Form 10-K.

Under DECAP, directors receive an equity award upon initial election to the Board (provided that they are elected to the Board no less than 60 days prior to the annual meeting and are not initially elected at the annual meeting) and an equity award annually thereafter on the first day of the month following the annual meeting of shareholders. Initial and annual equity awards are granted 50% in the form of stock units that do not become payable until the director concludes service on the Board (Career Units) and 50% in the form of stock units payable on the first anniversary of grant (Current Units). The grant date fair value of the initial equity award is $250,000, prorated for service until the next annual meeting, and the award is fully vested upon grant. The grant date fair value of the annual equity award is $250,000 and the award is subject to monthly vesting until the one-year anniversary of the grant date. Directors may elect to extend deferral of their Career Units and Current Units beyond the scheduled payment date, subject to specified limitations.

[4] The following table sets forth the aggregate number of shares underlying DECAP stock units outstanding at December 31, 2021.

Name	Stock Units (#)
Elizabeth Corley	28,513
Alistair M. Darling	22,122
Thomas H. Glocer	86,893
Robert H. Herz	59,062
Shelley B. Leibowitz	4,303
Stephen J. Luczo	7,833
Jami Miscik	28,092
Dennis M. Nally	17,297
Hutham S. Olayan	—
Mary L. Schapiro	20,342
Perry M. Traquina	62,329
Rayford Wilkins, Jr.	33,145

[5] At the conclusion of Mr. Ogasawara's service on the Board, the Company donated ¥1,500,000 to the Kabuki & Theatrical Performance Promotion Society in Mr. Ogasawara's honor and presented him with a gift of nominal value. The amount of Japanese yen was converted to U.S. dollars using the 2021 average of daily spot rates of ¥1 to $0.0091.

[6] At the conclusion of Ms. Olayan's service on the Board, the Company donated $15,000 to American Near East Refugee Aid in Ms. Olayan's honor and presented her with a gift of nominal value.

Related Person Transactions Policy

Our Board has adopted a written Related Person Transactions Policy requiring the approval or ratification by the Nominating and Governance Committee of transactions (including material amendments or modifications to existing transactions) where the Company is a participant, the transaction exceeds $120,000 and a related person (directors or director nominees, executive officers, 5% shareholders and immediate family members of the foregoing) has a direct or indirect material interest. Under the policy, in determining whether to approve or ratify such Related Person Transactions, the Nominating and Governance Committee considers all relevant facts and circumstances, including, but not limited to: the terms and commercial reasonableness of the transaction; the size of the transaction; the materiality to, and interest of, the related person and the Company in the transaction; whether the transaction would, or would be perceived to, present an improper conflict of interest for the related person; and, if the related person is an independent director, the impact on the director's independence. Certain transactions are not subject to the policy, including compensation of executive officers approved by the CMDS Committee and ordinary course commercial or financial services transactions between the Company and a related person or an entity in which a related person has an interest if the transaction is made under terms and conditions and under circumstances substantially similar to those prevailing at the time for comparable transactions with unaffiliated third parties and the related person does not otherwise have a direct or indirect material interest in the transaction.

Certain Transactions

Our subsidiaries may extend credit in the ordinary course of business to certain of our directors, officers and members of their immediate families. These extensions of credit may be in connection with margin loans, mortgage loans or other extensions of credit by our subsidiaries. These extensions of credit are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender and do not involve more than the normal risk of collectability or present other unfavorable features.

Each of MUFG, State Street Corporation (State Street), BlackRock, Inc. (BlackRock) and The Vanguard Group (Vanguard) beneficially owns more than 5% of the outstanding shares of Morgan Stanley common stock as reported under "Principal Shareholders." During 2021, we engaged in transactions in the ordinary course of business with each of MUFG, State Street, BlackRock and Vanguard, and certain of their respective affiliates, including investment banking, financial advisory, sales and trading, derivatives, investment management, lending, securitization and other financial services transactions. Such transactions were on substantially the same terms as those prevailing at the time for comparable transactions with unrelated third parties.

Children of Jeffrey Brodsky, a former executive officer, are non-executive employees of the Company and received compensation in 2021 of approximately $350,000 and $151,000, respectively. A sister-in-law of Andrew Saperstein, an executive officer, is a non-executive employee of the Company and received compensation in 2021 of approximately $203,000. The compensation and benefits for these employees was determined in accordance with the Company's standard compensation practices applicable to similarly situated employees.

In addition to the transactions described above, as part of the global strategic alliance between MUFG and the Company, the Company and MUFG have a joint venture in Japan comprised of their respective investment banking and securities businesses, which is conducted through Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (MUMSS) and Morgan Stanley MUFG Securities Co., Ltd. (MSMS) (MSMS, together with MUMSS, the Joint Venture). The Company owns a 40% economic interest in the Joint Venture and MUFG owns a 60% economic interest in the Joint Venture. The Company holds a 40% voting interest and MUFG holds a 60% voting interest in MUMSS, while the Company holds a 51% voting interest and MUFG holds a 49% voting interest in MSMS. Other initiatives that are part of the Company's global strategic alliance with MUFG include a loan marketing joint venture in the Americas, business referral arrangements in Asia, Europe, the Middle East and Africa, referral agreements for commodities transactions and for Shareworks products in Japan and a secondment arrangement of personnel between MUFG and the Company for the purpose of sharing best practices and expertise. On April 18, 2018, the Company entered into a sales plan (the Plan) with MUFG and Morgan Stanley & Co. LLC (MS&Co.) whereby MUFG agreed to sell shares of the Company's common stock to the Company, through its agent, MS&Co., as part of the Company's share repurchase program. The Plan, which has been suspended as of December 10, 2020, has no impact on the strategic alliance between MUFG and the Company and is intended only to maintain MUFG's ownership percentage of the common stock below 24.9% in order to comply with MUFG's passivity commitments to the Board of Governors of the Federal Reserve System.

Audit Matters

Item 2

Ratification of Appointment of Morgan Stanley's Independent Auditor

☑ Our Board unanimously recommends that you vote **"FOR"** the ratification of Deloitte & Touche's appointment as our independent auditor.

The Audit Committee has the sole authority and responsibility to appoint, compensate, retain, oversee and evaluate the independent registered public accounting firm (independent auditor) retained to audit the Company's consolidated financial statements. The Audit Committee reviews and assesses annually the qualifications and performance of the independent auditor. The Audit Committee also evaluates whether it is appropriate to rotate the independent auditor and ensures the mandatory, regular rotation of the lead audit partner and other engagement partners of the independent auditor. In connection with such rotations, the Audit Committee is directly involved in the selection of key engagement partners of the independent auditor, including the lead audit partner, who may provide services to the Company for a maximum of five consecutive years. In approving the selection of the lead audit partner from Deloitte & Touche LLP (Deloitte & Touche), Company management and the Audit Committee interviewed proposed candidates, and, after discussing the desired qualifications of the lead audit partner, the Audit Committee approved the selection of the current lead audit partner of the Company beginning with the 2021 audit. The lead audit partner is expected to serve in this capacity through the end of the 2025 audit.

As part of the Audit Committee's annual review of Deloitte & Touche, the Audit Committee reviewed and considered, among other factors:

Best Interest of Morgan Stanley and its Shareholders	Performance	Professional Qualifications	Audit Quality	Global Capabilities	Tenure
Independence	Succession Planning	Institutional Knowledge	Appropriateness of Fees	External Data on Audit Quality and Performance	Potential Impact of Changing Independent Auditor

In particular, our Audit Committee reviewed and considered:

- Whether retaining Deloitte & Touche is in the best interest of the Company and its shareholders.
- The results of management's assessment that includes the results of a global management survey and interviews regarding overall historic and recent performance of Deloitte & Touche.
- The professional qualifications of Deloitte & Touche and that of the lead audit and other engagement partners.
- The historic and current audit quality of service of Deloitte & Touche and the lead audit partner, including the candidness of the communications and interactions with the Audit Committee, as well as their independent judgment and professional integrity and objectivity.
- Deloitte & Touche's global capabilities and expertise in handling the breadth and complexity of the Company's global operations and businesses, accounting policies and internal control over financial reporting, including Deloitte & Touche's use of technology, specialists and subject matter experts and the sharing of industry insights, trends and emerging practices.
- Deloitte & Touche's response to the hybrid and remote work environment necessitated by the ongoing global COVID-19 pandemic.

- Deloitte & Touche's tenure as independent auditor, including the benefits of its institutional knowledge of the Company and its history and familiarity with the Company's businesses, which enhances Deloitte & Touche's audit efficiency and effectiveness and enables cost efficiencies to be obtained.

- Deloitte & Touche's independence from the Company, noting that (i) Deloitte & Touche does not provide any non-audit services to the Company other than those deemed permissible, as described under "Independent Auditor Fees", and (ii) that both the Company and Deloitte & Touche have controls and policies in place, including related to the applicable auditor independence rules and the mandatory rotation of the lead audit and other engagement partners, which helps ensure the continued independence and fresh perspectives of Deloitte & Touche.

- Deloitte & Touche's succession planning for rotation of key Deloitte & Touche personnel on the engagement.

- The appropriateness of Deloitte & Touche's fees relative to both audit quality and efficiency.

- External data on audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports on Deloitte & Touche and peer firms.

- The potential challenges, impact and advisability of selecting a different independent auditor, including the time and expense of transitioning to a new independent auditor.

Based on this review, the Audit Committee has appointed Deloitte & Touche as independent auditor for the year ending December 31, 2022 and although not legally required to do so presents this selection to the shareholders for ratification as a matter of governance best practices. The Audit Committee believes that the continued retention of Deloitte & Touche is in the best interest of the Company and its shareholders. Deloitte & Touche was selected as independent auditor upon the merger creating the current Company in 1997 and has served continuously as independent auditor since that time. Deloitte & Touche will audit the Company's consolidated financial statements included in the Annual Report on Form 10-K for the year ending December 31, 2022 and will perform other permissible, pre-approved services. If shareholders do not ratify the appointment of Deloitte & Touche, the Audit Committee will consider this in determining whether to appoint Deloitte & Touche as independent auditor for the year ending December 31, 2023.

Deloitte & Touche representatives will attend the annual meeting. They will be present to respond to appropriate shareholder questions and will have the opportunity to make a statement if they desire to do so.

Our Board unanimously recommends that you vote "FOR" the ratification of Deloitte & Touche's appointment as our independent auditor. Proxies solicited by the Board will be voted "FOR" this ratification unless otherwise instructed.

Audit Committee Report

The Audit Committee's charter (available at www.morganstanley.com/about-us-governance) provides that the Audit Committee is responsible for the oversight of the integrity of the Company's consolidated financial statements, the Company's system of internal control over financial reporting, certain aspects of the Company's risk management as described in the charter, the qualifications and independence of the independent registered accounting firm engaged as the "independent auditor," the performance of the Company's internal auditor and independent auditor, and the Company's compliance with legal and regulatory requirements. We have the sole authority and responsibility to appoint, compensate, retain, oversee, evaluate and, when appropriate, replace the Company's independent auditor. As described under "Corporate Governance Matters — Corporate Governance Practices — Board Meetings and Committees," the Board has determined that all four members of the Audit Committee are independent and "financially literate" within the meaning of the NYSE listing standards and that each of Robert H. Herz, the Audit Committee Chair, and Dennis M. Nally are "audit committee financial experts" within the meaning of SEC rules.

The Audit Committee serves in an oversight capacity and is not part of the Company's managerial or operational decision-making process. Management is responsible for the financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the U.S. (GAAP) and for the report on the Company's internal control over financial reporting. The Company's independent auditor, Deloitte & Touche, is responsible for planning and conducting an independent audit of those financial statements and expressing an opinion as to their conformity with GAAP and expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Our responsibility is to oversee the financial reporting process and to review and discuss management's report on the Company's internal control over financial reporting. We rely, without independent verification, on the information provided to us and on the representations made by management, the internal auditor and the independent auditor, who generally attends each Audit Committee meeting.

The Audit Committee, among other things:

- Reviewed and discussed the Company's quarterly earnings releases, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, including the consolidated financial statements, significant accounting policies (and updates thereto), and other developments.

- Reviewed the Company's major legal and compliance risk exposures, including the steps management is taking to mitigate and address such risks, and the guidelines and policies that govern the process for risk assessment and risk management, coordinating with the Chief Audit Officer and Company management, including the Chief Risk Officer, and with the Risk Committee and the Operations and Technology Committee, as appropriate.

- Reviewed, discussed and approved the plan and scope of the work and coverage of the internal auditor for 2021 and reviewed and discussed the significant reports, or summaries thereof, prepared by the internal auditor to management.

- Reviewed the qualifications, performance and compensation of the Chief Audit Officer.

- Reviewed and discussed the plan and scope of the work of the independent auditor for 2021.

- Reviewed and discussed reports from management on the Company's policies regarding applicable legal and regulatory requirements, and reviewed, discussed and approved the Company's annual compliance plan.

- Met with and received reports from senior representatives of the Finance Department, the Legal and Compliance Division and the Internal Audit Department.

- Oversaw the rotation of the Company's lead audit partner from Deloitte & Touche as required by law by actively participating in discussions about prospective candidates, considering input from Deloitte & Touche, engaging with the Company's management regarding the evaluation and selection process, and interviewing and approving the selection of the new lead audit partner.

- Met regularly in private executive sessions with each of Deloitte & Touche, the Chief Audit Officer and other members of Company management, including the CFO, Deputy Chief Financial Officer, CLO, and Chief Compliance Officer, which provided an additional opportunity for Deloitte & Touche, the Chief Audit Officer and other members of Company management to provide candid feedback to the Audit Committee.

We reviewed and discussed with management, the Chief Audit Officer and Deloitte & Touche:

- The audited consolidated financial statements for 2021.
- The critical accounting policies that are set forth in the Company's Annual Report on Form 10-K.
- Management's annual report on the Company's internal control over financial reporting.
- Deloitte & Touche's opinion on the consolidated financial statements, including (i) the critical audit matters addressed during the audit and (ii) the effectiveness of the Company's internal control over financial reporting, including the impact of the ongoing COVID-19 pandemic, and the Company's integration of the E*TRADE and Eaton Vance acquisitions.

We also discussed with Deloitte & Touche the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. Deloitte & Touche also provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence and represented that it is independent from the Company.

We also discussed with Deloitte & Touche its independence from the Company, and considered if services it provided to the Company beyond those rendered in connection with its audit of the Company's consolidated financial statements, reviews of the Company's interim condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q and its opinion on the effectiveness of the Company's internal control over financial reporting were compatible with maintaining its independence. We also reviewed and pre-approved, among other things, the audit, audit-related, tax and all other services performed by Deloitte & Touche. We received regular updates on the amount of fees and scope of audit, audit-related and tax services provided.

Based on our review and the meetings, discussions and reports discussed above, and subject to the limitations on our role and responsibilities referred to above and in the Audit Committee charter, we recommended to the Board that the Company's audited consolidated financial statements for 2021 be included in the Company's Annual Report on Form 10-K. We also selected Deloitte & Touche as the Company's independent auditor for the year ending December 31, 2022 and are presenting the selection to the shareholders for ratification.

Respectfully submitted,

Robert H. Herz, Chair
Alistair Darling
Shelley B. Leibowitz
Dennis M. Nally

Independent Auditor's Fees

The Audit Committee is responsible for overseeing the audit fee negotiations associated with the engagement of Deloitte & Touche, including considering the appropriateness of fees relative to both audit quality and efficiency. The Audit Committee pre-approves categories of audit and permitted non-audit services that Deloitte & Touche may perform for the Company and sets budgeted fee levels for such services. The Company reviews proposed engagements, in conjunction with Deloitte & Touche, to confirm the proposed engagements fit within a category of pre-approved services and such engagements are documented and reported to the Audit Committee on a quarterly basis. Any proposed service category, engagement or budgeted fee adjustment that has not been pre-approved by the Audit Committee may be approved by the Audit Committee Chair between regularly scheduled quarterly meetings and reported to the Audit Committee at its next quarterly meeting. Any fees for services in excess of the pre-approved budgeted fees must be specifically approved. In 2021 and 2020, all of Deloitte & Touche's fees were approved by the Audit Committee.

The following table summarizes the aggregate fees (including related expenses; $ in millions) for professional services provided by Deloitte & Touche related to 2021 and 2020. The increase in audit fees year-over-year is predominantly attributable to the E*TRADE and Eaton Vance acquisitions.

	2021 ($)	2020 ($)
Audit Fees[1]	60.6	58.3
Audit-Related Fees[2]	7.3	5.6
Tax Fees[3]	3.0	2.3
All Other Fees[4]	—	0.4
Total	70.9	66.6

[1] Audit Fees services include: the audit of our consolidated financial statements and internal control over financial reporting included in the Company's Annual Report on Form 10-K and reviews of the interim condensed consolidated financial statements included in our quarterly reports on Form 10-Q; services attendant to, or required by, statute or regulation; comfort letters, consents and other services related to SEC and other regulatory filings; and audits of subsidiary financial statements.

[2] Audit-Related Fees services include: agreed-upon procedures related to asset securitizations; assessment and testing of internal controls and risk management processes beyond the level required as part of the consolidated audit; statutory audits and financial audit services provided relating to investment products offered by Morgan Stanley, where Morgan Stanley incurs the audit fee in conjunction with the investment management services it provides; other agreed upon procedures engagements; regulatory matters; and attest services in connection with debt covenants.

[3] Tax Fees services include U.S. and non-U.S. income and non-income tax compliance and preparation, tax planning and advice.

[4] All Other Fees consists of permitted services other than those that meet the criteria above and include training activities.

Morgan Stanley offers various unconsolidated registered money market, equity, fixed income and alternative funds, and other funds (collectively, Funds). Deloitte & Touche provides audit, audit-related and tax services to certain of these unconsolidated Funds. Fees paid to Deloitte & Touche by these Funds for these services were $19.4 million in 2021 and $9.4 million in 2020.

Compensation Matters

Item 3

Company Proposal to Approve the Compensation of Executives as Disclosed in the Proxy Statement (Non-Binding Advisory Vote)

☑ Our Board unanimously recommends that you vote **"FOR"** this proposal.

As required by Section 14A of the Securities Exchange Act of 1934, the below resolution gives shareholders the opportunity to cast an advisory vote to approve the compensation of our NEOs as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's proxy statement for the 2022 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure includes the Compensation Discussion and Analysis and the accompanying compensation tables and related narrative)."

As this "Say on Pay" vote is advisory, the result will not be binding on our Board, although the CMDS Committee will consider the outcome of the vote when evaluating the effectiveness of our executive compensation program and making future executive compensation decisions. At the 2021 annual meeting of stockholders, approximately 96% of the votes cast were in favor of our "Say on Pay" proposal. In light of the significant majority of votes cast in favor of the 2020 compensation of our NEOs, the CMDS Committee maintained its performance-based approach to executive compensation for 2021 and believes that our current program appropriately links the compensation of our NEOs to performance and properly aligns the interests of our NEOs with those of our shareholders.

As discussed in the CD&A, the 2021 pay decision for the CEO was made by the CMDS Committee, in consultation with the Board. Based on an evaluation of 2021 Company and CEO performance, including meeting or exceeding its two-year objectives announced in January 2021, and executing on the next phase of transformational growth and shareholder value, the CMDS Committee set CEO total compensation for 2021 at $35 million, with shareholder-aligned features.

Under Mr. Gorman's leadership, for 2021:

- The Company achieved record financial performance in terms of revenues, profits before tax and earnings per share. The Company also reported full year ROTCE, efficiency ratio, and Wealth Management Pre-Tax Margin, each excluding integration expenses, meeting or exceeding the Company's two-year objectives.
- The market recognized the Company's continuing transformation and growth, as reflected in strong relative performance in TSR versus peers in 2021 and top performance over 3- and 5-year periods. The Company's share price increased 43% and market cap increased by approximately $50 billion to $174 billion.
- The Company continued to increase returns to shareholders, including a doubling of the annualized dividend.
- The Company continued to execute on its strategic transformation to drive significant growth in each of its businesses, including continuing to successfully integrate its E*TRADE and Eaton Vance acquisitions.
- The Company enhanced its employee wellness offerings and commitment to diversity and inclusion.

Consistent with previous years' compensation and shareholder feedback over the years, 75% of Mr. Gorman's incentive compensation is deferred over three years and is subject to cancellation, and 100% of Mr. Gorman's deferred incentive compensation is delivered in the form of equity awards, aligning his compensation with shareholders' interests. For 2021, the portion of Mr. Gorman's incentive compensation delivered in performance-vested equity was increased from 50% to 60%. In addition, the CMDS Committee increased the MS Average ROTCE threshold of the 2022–2024 performance-vested equity awards from 15% to 16% in order to earn a maximum payout of 1.5 times this portion of the award, reflecting the transformative changes to the business last year.

The Board has resolved to hold annual advisory votes to approve the compensation of our NEOs. Accordingly, the next advisory vote to approve our executive compensation program will occur at the 2023 Annual Meeting, unless the Board modifies its policy on the frequency of holding such advisory votes.

For a detailed description of our executive compensation program, see "Overview of Voting Items," CD&A and "Executive Compensation." For additional information relating to the metrics and certain non-GAAP measures referenced above, see Section 5 "Explanatory Notes" of the CD&A.

Our Board unanimously recommends that you vote "FOR" this proposal. Proxies solicited by the Board will be voted "FOR" this proposal unless otherwise instructed.

Compensation Discussion and Analysis (CD&A)

In this CD&A, we review the objectives and elements of Morgan Stanley's executive compensation program, its alignment with Morgan Stanley's performance and the 2021 compensation decisions for our named executive officers (NEOs):

James P. Gorman	Chief Executive Officer
Sharon Yeshaya	Chief Financial Officer
Jonathan M. Pruzan	Chief Operating Officer (Former Chief Financial Officer and Head of Corporate Strategy)
Edward N. Pick	Co-President, Head of Institutional Securities and Co-Head of Corporate Strategy
Andrew M. Saperstein	Co-President and Head of Wealth Management
Daniel A. Simkowitz	Head of Investment Management and Co-Head of Corporate Strategy

Effective June 1, 2021, Ms. Yeshaya was elected Chief Financial Officer, Mr. Pruzan was elected Chief Operating Officer, Messrs. Pick and Saperstein were elected Co-Presidents in addition to their roles as business segment heads, and Messrs. Pick and Simkowitz were elected Co-Heads of Corporate Strategy in addition to their roles as business segment heads.

The "2021 Summary Compensation Table" and other compensation and benefits disclosures follow this CD&A.

The CD&A is organized into the following five sections:

	Page:
1. Overview of Compensation Approach and Performance Highlights	54
2. Compensation Objectives	62
3. Framework for Making Compensation Decisions	62
4. Compensation Decisions and Program Elements	68
5. Explanatory Notes	74

The "Explanatory Notes" to this CD&A are an integral part of the Company's financial and operating performance described herein. A detailed analysis of the Company's financial and operational performance for 2021 is contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of the Company's 2021 Form 10-K. Information provided in this CD&A may include certain non-GAAP financial measures. The definition of such financial measures and/or the reconciliation of such measures to the comparable GAAP figures are included in either the 2021 Form 10-K or in the "Explanatory Notes."

1. Overview of Compensation Approach and Performance Highlights

1.1 Executive Summary

The CMDS Committee follows a prescribed framework for determining executive compensation to ensure that Morgan Stanley's compensation program delivers pay for sustainable performance, aligns compensation with shareholders' interests, is motivating and competitive, and reflects shareholder input and best practices in corporate governance, risk management and regulatory principles. The CMDS Committee's commitment to these compensation objectives is demonstrated in the structure of executive compensation and our CEO pay framework detailed in this CD&A.

Based on an evaluation of 2021 Company and CEO performance, including record financial performance and significant progress in implementing a long-term strategy that has led to transformational change and a resilient business model, the CMDS Committee set CEO total compensation for 2021 at $35 million, with shareholder-aligned features.

Under Mr. Gorman's leadership, for 2021:

- The Company achieved record financial performance in terms of revenues, profits before tax and earnings per share. Company net revenues were $59.8 billion with net income of $15.0 billion, and earnings per share were $8.03.

- The Company also reported full year ROTCE of 19.8%, efficiency ratio of 67%, and Wealth Management Pre-Tax Margin of 25.5%, or 26.9% excluding integration expenses, in each case meeting or exceeding the Company's two-year objectives.

- The market recognized the Company's continuing transformation and growth, as reflected in strong relative performance in total shareholder return versus peers in 2021 and top performance over 3- and 5-year periods. During 2021, the Morgan Stanley share price increased by 43% from $68.53 to $98.16 – a significant increase in stock price and a premium valuation to peers – adding approximately $50 billion in market value to end the year at $174 billion.

- The Company continued to increase returns to shareholders. The annualized dividend was doubled in 2021 to $2.80, while the Company repurchased $11 billion shares. The Company continues to maintain excess capital that positions it well for future growth.

- The Company continued to execute on its strategic transformation to drive significant growth:
  - Institutional Securities continued to increase its Pre-Tax Margin and wallet share across its businesses, and revenues were a record $29.8 billion, with strong revenues across Advisory, Underwriting, and Equity, notwithstanding losses related to a single client event in the first quarter.
  - Wealth Management had leading businesses in each of its channels with nearly 15 million client relationships, $438 billion of net new assets and $4.9 trillion of total client assets, and $346 billion of deposits, each a significant increase from prior years.
  - Investment Management reported full year net revenues of $6.2 billion driven by strong asset management revenues on record assets under management of $1.6 trillion and $114.5 billion of net flows.
  - The Company continued to successfully integrate its E*TRADE and Eaton Vance acquisitions, which have significantly increased the scale and breadth of the Company's Wealth Management and Investment Management franchises as combined client assets now stand at $6.5 trillion.

- The Company continued to focus on the health and wellbeing of its employees with enhancements to employee offerings, including enhanced parental leave policies, paid leave benefits for family care, and financial wellness programs.

- The Company continued its commitment to diversity and inclusion through the Institute for Inclusion, chaired by Mr. Gorman, through the Company's support of a number of organizations driving racial equity, and through the Company's targeted professional development and recruiting programs. The Company also introduced representation objectives to drive greater accountability for a diverse workforce.

Consistent with previous years' compensation and shareholder feedback over the years, 75% of Mr. Gorman's incentive compensation is deferred over three years and is subject to cancellation, and 100% of Mr. Gorman's deferred incentive compensation is delivered in the form of equity awards, aligning his compensation with shareholders' interests. For 2021, the portion of Mr. Gorman's incentive compensation delivered in performance-vested equity was increased from 50% to 60%. In addition, as discussed in Section 4.2, the CMDS Committee increased the MS Average ROTCE threshold of the 2022–2024 performance-vested equity awards from 15% to 16% in order to earn a maximum payout of 1.5 times this portion of the award, reflecting the transformative changes to the business last year.

2021 CEO Incentive Compensation



- **75%** of incentive compensation is deferred and subject to cancellation and clawback over three years

- **100%** of deferred compensation is delivered in equity awards tied to stock price performance

- **60%** of incentive compensation is delivered in performance-vested equity incentive awards with rigorous performance objectives

1.2 Framework for CEO Compensation Decision

The CMDS Committee's framework for determining CEO compensation supports and reinforces the Company's pay-for-performance philosophy and incorporates the following key steps:



Set Performance Priorities	Establish Target Compensation Range	Assess Performance	Determine Compensation
In the context of the Company's strategic objectives, the Board sets annual performance priorities • Priorities include both financial and non-financial performance metrics for the Company and its business segments	The CMDS Committee establishes the target CEO compensation range • The range is informed by prior year CEO compensation at peer financial firms, among other factors • Guidelines for performance assessment are outlined	The CMDS Committee assesses Company and executive performance at year end, including: • Progress in achieving the Company's strategic objectives and annual performance priorities • The CEO's overall leadership	The CMDS Committee determines CEO compensation after year end based on its performance assessment and discussion with the Board The CMDS Committee determines CEO compensation elements that support the Company's key compensation objectives

Each year, the CMDS Committee establishes a target compensation range for the CEO and outlines guidelines for the CEO performance assessment at year end.

At the start of 2021, the CMDS Committee, in consultation with its independent compensation consultant, established a target range for CEO compensation as well as the factors to be considered in determining year-end compensation. The CMDS Committee established a range for 2021 CEO pay of $28 million or more for performance exceeding expectations to $10 million or less for performance substantially below expectations.

MS CEO Target Compensation Range



$28 Million or More

- CEO performance exceeds expectations
- Strong Company performance and shareholder returns

- CEO performance meets expectations
- Company performance and shareholder returns generally in line with peers with room for continued progress

- CEO performance below expectations
- Company performance and shareholder returns are below expectations

$10 Million or Less

To inform its decision-making with respect to the appropriate target range, the CMDS Committee considers compensation information for the 16 financial companies in the S&P 100 index, as described in Section 3.1 under "Benchmarking Target CEO Pay."

1.3 Company Performance Highlights

In its assessment of 2021 performance, the CMDS Committee considered Morgan Stanley's financial performance, progress in relation to its strategic objectives, shareholder returns, and other key accomplishments.

2021 FINANCIAL PERFORMANCE

Under Mr. Gorman's leadership, our business model performed and achieved record results. The Company achieved record financial performance in terms of revenues, profits before tax and earnings per share. Company net revenues were $59.8 billion with net income of $15.0 billion, and earnings per share were $8.03.

OUR BUSINESS MODEL PERFORMED AND DELIVERED RECORD RESULTS

		2019 As reported	2020 As reported	2021 As reported
COMPANY	Net Revenues	$41.5Bn	$48.8Bn	$59.8Bn
	Efficiency Ratio	72%	69%	67%
	Net Income	$9.0Bn	$11.0Bn	$15.0Bn
	ROTCE	13.4%	15.2%	19.8%
	EPS	$5.19	$6.46	$8.03
	Dividends	$2.2Bn	$2.3Bn	$3.8Bn

In addition, the Company continued to execute on growth objectives. Institutional Securities continued to increase its wallet share across its businesses, Wealth Management had leading businesses in each of its channels with $438 billion of net new assets and Investment Management reported record assets under management of $1.6 trillion.

EXECUTING ON GROWTH OBJECTIVES



Institutional Securities Wallet Share (%)	Wealth Management Net New Assets ($Bn)	Investment Management Assets Under Management ($Tn)
2014: 11% / 2021: 15%	2014: 74 / 2021: 438	2014: 0.4 / 2021: 1.6

STRATEGIC OBJECTIVES

During 2021, the Company continued to execute on its strategic transformation to drive significant growth in each of its businesses. The Company continued to successfully integrate its E*TRADE and Eaton Vance acquisitions, which have significantly increased the scale and breadth of the Company's Wealth Management and Investment Management franchises. In addition, the Company continued its clear and consistent strategy to transform the business to emphasize a more stable balance sheet and sources of revenue, which should provide more durable results during various market conditions in the future.

In making progress on these long-term strategic objectives, the Company also met or exceeded its two-year objectives by reporting full year ROTCE of 19.8%, efficiency ratio of 66%, and Wealth Management Pre-Tax Margin of 27%, each excluding integration expenses.

STRONG RESULTS IN 2021 AGAINST TWO-YEAR OBJECTIVES

	2021 – 2022 Objectives	2021 Results (Ex-Integration)	
ROTCE	14 – 16%	20%	✔
Efficiency Ratio	69 – 72%	66%	✔
WM Pre-Tax Margin	26 – 30%	27%	✔

The Company also continued to increase returns to shareholders. The annualized dividend was doubled in 2021 to $2.80, while the Company repurchased $11 billion shares. The Company continues to maintain excess capital that positions it well for future growth.

RESET DIVIDEND WHILE MAINTAINING EXCESS CAPITAL



Doubled Dividend in 2021
Annualized Dividend ($)
1.40
2.80
2020
2021
Increased Buyback
Share Repurchases ($Bn)
1
11
2014
2021
Maintained Excess Capital
CET1 Ratio (%)
~280 bps
10.9%
16.0%
Regulatory Requirement: 13.2%
2014
2021
Excess Capital vs. Regulatory Requirement

SHAREHOLDER RETURNS

The market recognized the Company's continuing transformation and growth, as reflected in strong relative performance in total shareholder return versus peers in 2021 and top performance over 3- and 5-year periods. During 2021, the Morgan Stanley share price increased by 43% from $68.53 to $98.16 – a significant increase in stock price and a multiple expansion relative to peers – adding approximately $50 billion in market value to end the year at $174 billion.

GENERATING CONSISTENT SHAREHOLDER RETURN



1-Year (2021) TSR
3-Year (2019-2021) TSR
5-Year (2017-2021) TSR
Top Relative Performance by MS vs. Peer Average and Market Across All Time Periods
During 2021, Morgan Stanley share price increased by 43% from $68.53 to $98.16 and market cap increased by $50Bn to $174Bn
47%
24%
35%
Morgan Stanley
Avg. Global Peers
S&P 500 Fin. Index
168%
60%
75%
Morgan Stanley
Avg. Global Peers
S&P 500 Fin. Index
163%
36%
86%
Morgan Stanley
Avg. Global Peers
S&P 500 Fin. Index

OTHER KEY ACCOMPLISHMENTS

Under Mr. Gorman's leadership, the Company continued to focus on the health and wellbeing of its employees against a backdrop that continued to include the COVID-19 health crisis. In 2021, the Company launched a Global Wellbeing board, assembling senior leaders with a mission to advance the Company's wellbeing strategy. Additionally, in 2021, the Company made health and financial wellbeing enhancements to our global offerings, including with respect to parental leave policies, paid leave benefits for family care, family building benefits, and subsidized fitness access, and implementing a new U.S. national concierge primary care benefit. Further, in

response to the COVID-19 pandemic, the Company expanded offerings such as paid time off to receive vaccinations, in-office vaccination clinics, and making testing available both in office and at home, as well as implementing additional on-site safety measures for Morgan Stanley facilities. The Company also awarded a special payment of $1,000 (or the local currency equivalent) at year end to approximately 40,000 employees.

The Company also continued its commitment to diversity and inclusion under Mr. Gorman's leadership. In conjunction with the Institute for Inclusion, chaired by Mr. Gorman, the Company drove workforce diversity, invested in underserved communities, enhanced engagement with diverse-led businesses, and supported diverse communities where employees live and work. The Company also supported a number of organizations driving racial equity, including a $20 million investment to create more accessible pathways to college and career success for students from low-income backgrounds. Through targeted professional development and recruiting programs, the Company developed and recruited diverse talent. The Company also introduced representation objectives to drive greater accountability for a diverse workforce.



✓ Continued to exemplify the Firm's Core Values: Do the Right Thing, Put Clients Fist, Lead with Exceptional Ideas, Commit to Diversity and Inclusion, and Give Back

✓ Continued to focus on the health and wellbeing of our employees with enhancements to the 401(k) and paid leaves to care for our families and provided a special payment to ~40K employees

✓ In conjunction with the Institute for Inclusion (IFI), drove workforce diversity, invested in underserved communities and enhanced engagement with diverse-led businesses

- Engaged third party consultant to audit our core talent processes; the Firm is taking action based on the results

- Introduced representation objectives to drive greater accountability and improve workforce diversity

- Launched IFI Talent Accelerator to support development and retention of diverse talent

- Launched efforts in support of racial equity, including a $20MM investment to create more accessible pathways to college and career success for students from low-income backgrounds; and the $12MM HBCU Scholars Program

- Investing in a number of efforts in support of diverse-led businesses including the Small Business Academy and the Multicultural Innovation Lab

CULTURE
Our culture guides our employees, and our values inform everything we do

EMPLOYEE & COMMUNITY FOCUS

DIVERSITY
Value diverse perspectives and create a corporate culture in which everyone feels they belong

Section 3.2 contains further details about Company performance; see also Section 5 "Explanatory Notes."

1.4 CEO Compensation Determination

The 2021 pay decision for the CEO was made by the CMDS Committee, in consultation with the Board, following its assessment of Mr. Gorman's outstanding individual performance and record Company financial performance, including meeting or exceeding its two-year objectives announced in January 2021, and executing on the next phase of transformational growth and shareholder value. Company and CEO performance in 2021 were strong, and the CMDS Committee determined that a 2021 pay decision for Mr. Gorman of $35 million, up from $33 million in 2020, was appropriate.

Section 3.2 contains more details about individual NEO performance. Section 4.1 contains the 2021 compensation decisions for each NEO, which follows a similar performance evaluation process as for the CEO.

2021 Performance Evaluation



+ Record financial performance in 2021; exceeded strategic objectives

+ Continued strategic transformation and thoughtful development of senior leadership to drive significant growth

+ Significant increase in stock price / premium valuation relative to peers; increased shareholder returns

+ Enhanced employee health / financial wellness offerings; strong commitment to diversity and inclusion

– Losses related to a single client event in the first quarter

2021 CEO Compensation Elements ($MM)



% of Incentive Compensation

$35MM

60% Performance-vested equity incentive compensation — 20.1

15% Time-vested deferred equity incentive compensation — 5.0

100% Equity Incentive Compensation

25% Cash bonus — 8.4

Base salary — 1.5

* *$35 million is the amount the CMDS Committee awarded to the CEO in early 2022 for 2021 performance. This amount differs from the SEC required disclosure in the "2021 Summary Compensation Table."*

The alignment of Mr. Gorman's pay with Company performance can also be demonstrated over the longer term. A significant portion of CEO pay is delivered through equity awards, the realizable value of which increases or decreases over time with stock price performance. Mr. Gorman's total realizable pay over the 2019–2021 period was approximately 44% greater than his total pay as reported in the "2021 Summary Compensation Table" for the relevant years, while the Company's three-year stock price performance for the same period was higher at 148%. Realizable pay reflects the current aggregate value of base salary, cash bonus and equity awards disclosed in the 2019, 2020 and 2021 proxy statements, with equity awards valued using the closing price of the Company's common stock on December 31, 2021 and performance-vested awards valued based on performance at target.

NEO pay in a given year is typically delivered in a combination of fixed compensation (base salary), cash bonus, and deferred incentive compensation provided in time-vested deferred restricted stock units (RSUs) and a long-term incentive program (LTIP) award in the form of performance-vested stock units.

In determining the portions of compensation to award as cash bonus, deferred incentive compensation, RSUs and LTIP awards, the CMDS Committee considers applicable regulatory requirements and guidelines for deferral, as well as market practices and shareholder feedback. A significant portion of pay is deferred, all of which is awarded in equity, subject to future stock price performance and cancellation and clawback and, in the case of LTIP awards, subject to future achievement of specified financial objectives over a three-year period.

These compensation elements support the Company's key compensation objectives, discussed in Section 2, including delivering pay for sustainable performance.

Deferred Incentive Compensation	• 75% of 2021 CEO incentive compensation is deferred over three years
	• Clawbacks cover material adverse outcomes, even absent misconduct
	• No automatic vesting on change in control; double trigger in place
Equity-Based Compensation	• 100% of CEO deferred incentive compensation awarded in equity
	• Significant portion of equity-based compensation aligns employee and shareholder interests
	• Meaningful share ownership and retention requirements further shareholder alignment
Performance-Vested Equity Incentive Award	• 60% of CEO 2021 incentive compensation is performance-vested, an increase from 50% for 2020, consistent with shareholder feedback *(new)*
	• Shares earned can range from 0 to 1.5x target based on three-year performance against ROTCE and TSR objectives
	• For 2021, increased ROTCE threshold required to achieve the 1.5x multiplier from 15% to 16% *(new)*
Best Practices	• Prohibitions on pledging, hedging, selling short or trading derivatives
	• No excise tax protection upon a change in control
	• Annual risk review
	• CMDS Committee retains independent compensation consultant

Section 4.1 contains the compensation decisions (both the amount and mix of compensation elements) for each NEO. Sections 4.2 and 4.3 contain more detail about the elements and key features of our compensation program.

1.5 Ongoing Shareholder Engagement and "Say on Pay" Vote

Morgan Stanley is committed to open and ongoing communication with our shareholders, and takes the opportunity to engage with shareholders directly on compensation and other matters to understand their perspectives and provide information about Morgan Stanley's programs, performance assessment and decision-making process.

A substantial majority (approximately 96%) of the votes cast at the May 2021 annual meeting of shareholders were in favor of our annual "Say on Pay" proposal. In 2021, we continued our engagement program, seeking feedback from shareholders and proxy advisory firms on a variety of topics, including executive compensation, corporate governance, diversity and environmental and social goals. The feedback that we received during the engagement program was conveyed to the CMDS Committee and the Board. Shareholders who provided feedback during our engagement program generally praised the quality of the Company's disclosure and reported that the Committee's use of discretion in the administration of the program is reasonable and that executive compensation at Morgan Stanley is viewed as well-aligned with performance. The CMDS Committee factored shareholder feedback, including the "Say on Pay" vote results, into its consideration of the executive compensation structure and determination of 2021 NEO pay levels. After carefully considering shareholder feedback and other factors, the CMDS Committee maintained its performance-based approach to executive compensation for 2021 and increased the proportion of incentive compensation granted to the CEO in the form of performance-vested long-term stock unit awards from 50% to 60%. In addition, as discussed in Section 4.2, the CMDS Committee increased the MS Average ROTCE threshold of the 2022–2024 performance-vested equity awards from 15% to 16% in order to earn a maximum payout of 1.5 times this portion of the award, reflecting the transformative changes to the business last year.

2. Compensation Objectives

Morgan Stanley is committed to responsible and effective compensation programs. The CMDS Committee continually evaluates the Company's compensation programs with a view toward balancing the following key objectives, all of which support the Company's culture and values and shareholders' interests:

1	**Deliver Pay for Sustainable Performance**	• Variable annual incentives and performance-vested incentives tied to future performance against strategic objectives
		• Consideration of returns for shareholders and appropriate rewards to motivate employees
2	**Align Compensation with Shareholders' Interests**	• Significant portion of incentive compensation is deferred, subject to cancellation and clawback, and tied to the Company's stock with retention requirements
		• Ongoing shareholder engagement to understand shareholder views
3	**Attract and Retain Top Talent**	• Competitive pay levels to attract and retain the most qualified employees in a highly competitive global talent environment
		• Incentive awards include vesting and cancellation provisions that retain employees and protect the Company's interests
4	**Mitigate Excessive Risk-Taking**	• Compensation arrangements do not incentivize unnecessary or excessive risk-taking that could have a material adverse effect on the Company
		• Robust governance around review and approval of compensation programs, including from a risk perspective

3. Framework for Making Compensation Decisions

3.1 Factors Considered in Compensation Decisions

The 2021 compensation of the NEOs was determined by the CMDS Committee after consideration of Company business results, strategic performance and individual performance, as well as competitor compensation data and, with respect to the CEO, benchmarking data, and other considerations set forth below.

PERFORMANCE PRIORITIES

For 2021, a number of quantitative and qualitative performance priorities were set by the CMDS Committee and the Board at the beginning of the year. The performance priorities are established based on a directional assessment made at the beginning of the year in light of the market environment, and the Company's strategic objectives and their attainment or non-attainment does not correspond to any specific compensation decision. To inform its decision-making process for NEO compensation for 2021, the CMDS Committee evaluated Company and individual performance in light of the pre-established performance priorities. See Section 3.2 "Evaluating Company and Individual Performance for Alignment with Executive Compensation."

For 2021, the CMDS Committee reviewed performance priorities in the following areas:

Quantitative	Qualitative
Company financial performance	Company risk management and controls
Business segment performance	Credit rating
Expense Efficiency Ratio and ROTCE	Regulatory standing
Total Shareholder Return	Talent development and diversity progress
Capital and liquidity strength	Board assessment of Company culture, leadership, strategy, resilience and reputation

COMPENSATION MARKET DATA

During 2021, the CMDS Committee reviewed analyses of our competitors' pay levels, including historical compensation data obtained from public filings and compensation surveys conducted by consultants on an unattributed basis, as well as compensation plan design. The Company uses a Comparison Group to understand market practices and trends, evaluate the competitiveness of our compensation programs, and inform compensation decisions. Our Comparison Group consists of companies that either directly compete with the Company for business and/or talent or are global organizations with scope, size, or other characteristics similar to those of the Company.

Comparison Group

Bank of America Corp. Citigroup Inc. Goldman Sachs Group Inc. JPMorgan Chase & Co. Wells Fargo & Company	Barclays Plc Credit Suisse Group Deutsche Bank AG UBS AG

BENCHMARKING TARGET CEO PAY

As discussed in Section 1.2, the CMDS Committee, in consultation with its independent compensation consultant, Pay Governance, established a target range for 2021 compensation for the CEO of $28 million or more for performance exceeding expectations to $10 million or less for performance substantially below expectations. To inform its decision-making with respect to the appropriate target range, the CMDS Committee reviewed available 2020 compensation levels for the 16 financial companies in the S&P 100 index, which are intended to reflect institutions of similar size, scope, and complexity. The CMDS Committee then utilized the range of results as a benchmark from which to set the target range for 2021 compensation for the CEO.

16 Financial Companies in the S&P 100 Index

Bank of America Corp. Citigroup Inc. Goldman Sachs Group Inc. JPMorgan Chase & Co. Wells Fargo & Company	AIG Allstate American Express BlackRock Bank of New York Mellon Capital One Financial	MasterCard MetLife PayPal US Bancorp VISA

RELATIVE PAY CONSIDERATIONS

We place importance on the pay relationships among members of our Operating Committee because we view our Operating Committee members as highly talented executives capable of rotating among the leadership positions of our businesses and key functions. Our goal is always to be in a position to appoint our most senior executives from within our Company and to incentivize our people to aspire to senior executive roles. At year end, the CMDS Committee reviewed the relative differences between the compensation for the CEO and other NEOs and between the NEOs and other members of the Operating Committee.

INPUT AND RECOMMENDATIONS FROM THE CEO, INDEPENDENT DIRECTORS, AND INDEPENDENT CONSULTANT

At the end of the year, Mr. Gorman presented the CMDS Committee with performance assessments and compensation recommendations for each NEO, other than himself. The CMDS Committee reviewed these recommendations with its independent compensation consultant to assess whether they were reasonable compared with the market for executive talent and met in executive session to discuss the performance of our CEO and the other NEOs and to determine their compensation. In addition, the CMDS Committee and Board reviewed proposed NEO incentive compensation with Mr. Gorman, and the CMDS Committee reviewed CEO compensation with the Board (other than Mr. Gorman).

COMPENSATION EXPENSE CONSIDERATIONS

Prior to determining individual NEO incentive compensation, the CMDS Committee reviewed and considered the relationship between Company performance, total compensation expense (which includes fixed compensation costs such as base salaries, allowances, benefits, commissions and amortization of prior deferred compensation awards), and incentive compensation as a subset of overall compensation expense. This exercise furthers the balancing of the objectives of delivering returns for shareholders, while providing appropriate rewards to motivate superior individual performance.

GLOBAL REGULATORY PRINCIPLES

The Company's compensation practices are subject to oversight by our regulators in the U.S. and internationally. For example, the Company is subject to the Federal Reserve Board's (Federal Reserve) guidance that is designed to help ensure that incentive compensation paid by banking organizations does not encourage imprudent risk-taking that threatens the organizations' safety and soundness. The Company is also subject to the compensation-related provisions of the Dodd-Frank Act, as well as the remuneration code of the U.K. Financial Conduct Authority and the U.K. Prudential Regulation Authority (U.K. PRA) Rulebook, which prescribes the compensation structure for certain employees who are identified as material risk takers.

TAX DEDUCTIBILITY

Section 162(m) of the Internal Revenue Code (Section 162(m)) limits the tax deductibility of compensation for certain executive officers that is more than $1 million. The CMDS Committee continues to have the flexibility to pay nondeductible compensation if it believes it is in the best interests of the Company.

3.2 Evaluating Company and Individual Performance for Alignment with Executive Compensation

As set forth in Section 1.3, in determining the annual incentive compensation of the CEO and other NEOs, the CMDS Committee weighed the Company's overall financial performance and, as applicable, business unit performance and achievement of its long-term strategic objectives. Management reviewed the Company's forecasted 2021 financial performance with the CMDS Committee in December 2021, and the CMDS Committee assessed full-year actual financial results before finalizing compensation decisions in January 2022.

COMPANY FINANCIAL PERFORMANCE AND STRATEGIC OBJECTIVES

In 2021, Morgan Stanley's strategic progress and financial performance were reflected in the Company's record financial results. The CMDS Committee considered these results, as well as the performance indicated below, in determining compensation for our NEOs.

Company	• Achieved record net revenues of $59.8 billion up 23% from 2020, net income of $15 billion up 37% from 2020, and EPS of $8.03 up 24% from 2020
	• Delivered ROTCE of 19.8% (or 20.2% excluding integration costs) and Expense Efficiency Ratio of 67% (or 66% excluding integration costs)
	• Met or exceeded 2-year performance objectives for ROTCE, Efficiency Ratio and Wealth Management Pre-Tax Margin early
	• Ended the year with combined client assets of $6.5 trillion, demonstrating scale and momentum
	• Doubled annualized dividend to $2.80 per share and executed share repurchases of $11 billion while maintaining excess capital, ending the year with a Common Equity Tier 1 Ratio of 16.0%
Institutional Securities	• Delivered record net revenues of $29.8 billion, up 13% from 2020
	• Demonstrated operating leverage with a Pre-Tax Margin of 40%, up from 35% in 2020, notwithstanding losses related to a single client event in the first quarter
	• Record results in Advisory, Underwriting and Equity reflected the strength of our integrated investment bank, global footprint and balance across business lines
Wealth Management	• Delivered record net revenues of $24.2 billion, up 27% from 2020, with Pre-Tax Margin of 25.5% (or 26.9% excluding integration costs) compared with 23% (or 24.2% excluding integration costs) in 2020
	• Client assets grew nearly $1 trillion to $4.9 trillion, with $438 billion in net new assets, 15 million client relationships and deposits of $346 billion, each a significant increase from prior years
	• Results reflected higher asset management revenues and incremental revenues as a result of the E*TRADE acquisition, with strong client demand across all channels (advisor-led, self-directed and workplace)
Investment Management	• Net revenues of $6.2 billion were up 67% from 2020, primarily due to higher asset management and related fees, including incremental revenues related to the Eaton Vance acquisition
	• Results reflected record asset management revenues (up 85% from 2020) driven by record assets under management of $1.6 trillion and net flows of $114.5 billion and strong investment performance
	• The acquisition of Eaton Vance brought highly complementary platforms in key secular areas, and 2021 results demonstrated the diversification of the business and a greater contribution from more durable management fee revenue

INDIVIDUAL PERFORMANCE

In addition to the performance factors discussed above, the Committee considered the following individual contributions of the CEO and each other NEO:

James P. Gorman Chief Executive Officer	• Continued execution of the Company's long-term strategy and delivered record financial performance in terms of revenues, profits before tax and earnings per share • Achieved top performance in total shareholder return versus peers over 3- and 5-year periods; during 2021, the Morgan Stanley share price increased by 43% and market value grew 40% to $174 billion • Increased returns to shareholders by doubling the annualized dividend to $2.80, with dividends of $3.8 billion in 2021 • Drove significant growth across the Company with record revenues of $29.8 billion in Institutional Securities, net new assets of $438 billion and total client assets of $4.9 trillion in Wealth Management, and net revenues of $6.2 billion in Investment Management • Attained full year ROTCE of 19.8%, expense efficiency ratio of 67%, and Wealth Management Pre-Tax Margin of 25.5%, or 26.9% excluding integration expenses, in each case meeting or exceeding the Company's two-year objectives • Integrating E*TRADE and Eaton Vance following their acquisitions, significantly increasing the scale and breadth of the Company's Wealth Management and Investment Management franchises as combined client assets were $6.5 trillion at year end • Thoughtful development of senior leadership, including through important changes to the executive leadership structure in 2021 • Continued to focus on the health and wellbeing of employees with enhancements to employee wellness offerings, including enhanced parental leave policies, paid leave benefits for family care, and financial wellness programs • Continued the Company's commitment to diversity and inclusion by driving workforce diversity, investing in underserved communities, and enhancing engagement with diverse-led businesses
Sharon Yeshaya Chief Financial Officer	• Named Chief Financial Officer in June 2021 • Maintained a strong focus on managing expenses and optimizing workforce strategy, enabling the Company to continue to enhance its operating leverage • Led the Company's adoption of the standardized approach for counterparty credit risk (SA-CCR) and the budget and planning process • Effectively managed the Company's liquidity/balance sheet • Ensured the Finance organization was working efficiently in a hybrid work model, maintaining a strong control environment, and executing on all regulatory requirements • Actively engaged with research analysts, media, shareholders, regulators, and clients globally to clearly communicate the Company's strategy • Dedicated to building an inclusive culture with regular participation in recruitment, diversity efforts and mentorship throughout the Company

Jonathan M. Pruzan
Chief Operating Officer

- Named Chief Operating Officer of the Company in June 2021 and ensured the smooth transition of the Chief Financial Officer role to maintain the stability of the Company

- As Head of Finance, continued to provide strong leadership to the Company's Finance function and as Head of Corporate Strategy, led the Company's Strategy function with a focus on supporting the integration of two significant and transformative acquisitions, E*TRADE and Eaton Vance

- As Chief Operating Officer, assumed responsibility for overseeing Technology, Operations and Firm Resilience, our U.S. Banks, Finance, and Corporate Services, ensuring alignment with the Company's strategy

- Enhanced the strategic plan for the U.S. Banks to support the Company's growth while maintaining a strong control environment

- Maintained focus modernizing the Company through process optimization and automation

- Continued engagement with regulators, research analysts, media, shareholders, and clients globally

- Continued focus on recruiting and developing talent, with a strong emphasis on diversity and inclusion and retention

Edward N. Pick
Co-President, Head of Institutional Securities and Co-Head of Corporate Strategy

- Named Co-President of Morgan Stanley, as well as Co-Head of Corporate Strategy, in June 2021, with leadership of our international operations along with continued oversight of the Company's Institutional Securities business

- Focused on continued leadership of the Institutional Securities businesses, achieving record net revenues of $29.8 billion (up 13%) with strong revenues across Advisory, Underwriting, and Equity, notwithstanding losses related to a single client event in the first quarter

- Drove strong performance across Investment Banking with revenues up 43% from 2020 and continued standout performance of Global Equities

- Continued execution of Institutional Securities' growth objectives, including increasing Pre-Tax Margin to 40% and wallet share to 15%

- Continued execution of the Company's strategy to foster collaboration with the Wealth Management and Investment Management segments to grow relationships and revenues

- Continued focus on talent, including committing to and executing on strategic initiatives that have resulted in the recruitment and development of diverse employees, and sponsoring mentorship programs preparing junior analysts for long-term careers at the Company

Andrew M. Saperstein
Co-President and Head of
Wealth Management

- Named Co-President of Morgan Stanley in June 2021, responsible for leadership of all Wealth Management channels, including Financial Advisors, E*TRADE, and Morgan Stanley at Work

- Continued execution of our strategic transformation including the successful integration of E*TRADE, driving the scale of Wealth Management, and positioning the business as an industry leader in all client channels

- Delivered strong results for the business, including record revenues of $24.2 billion, Pre-Tax Margin of 25.5% (26.9% excluding integration-related expenses) and $346 billion of deposits

- Grew total client assets under management to $4.9 trillion, up 23% from 2020, with $438 billion in net new assets

- Focused on technological enhancements, data protection and the overall client experience

- Continued commitment to attracting and developing talent, with a strong emphasis on diversity and inclusion and retention

Daniel A. Simkowitz
Head of Investment
Management and Co-Head
of Corporate Strategy

- Achieved record revenues of $6.2 billion driven by strong durable asset management fees on record assets under management of $1.6 trillion and full year $114.5 billion of net flows. Maintained strong client focus and commitment to deliver differentiated client value

- Led closing and integration of Eaton Vance, transforming Investment Management platform into a premier asset manager. Defined and implemented combined organization structure

- Strengthened position across areas of secular growth including customization, sustainability and alternatives

- Focused on continued growth by leveraging combined distribution platform, along with the world class equity franchise and value-added fixed income platform

- Strengthened commitment to culture, talent and diversity. Launched Next Level Fund focused on multi-cultural and women-led companies. Continued division-wide talent and diversity development programs, as well as wellness initiatives focused on employee and family mental wellbeing

4. Compensation Decisions and Program Elements

4.1 Compensation Decisions

The table below shows the CMDS Committee's 2021 compensation decisions for the NEOs, which is different from the SEC required disclosure in the "2021 Summary Compensation Table." The compensation reported in rows 1 and 2 below are also reported in the "2021 Summary Compensation Table." The awards reported in rows 3 and 4 are not reportable in the "2021 Summary Compensation Table" because they were not granted in 2021; they will be reportable next year in the summary compensation table, in accordance with SEC rules.

Consistent with previous years' compensation and shareholder feedback over the years, 75% of Mr. Gorman's incentive compensation is deferred over three years and is subject to cancellation, and 100% of Mr. Gorman's deferred incentive compensation is delivered in the form of equity awards, aligning his compensation with shareholders' interests. For 2021, the portion of Mr. Gorman's incentive compensation delivered in performance-vested LTIP was increased from 50% to 60%. In addition, as discussed in Section 4.2, the CMDS Committee increased the MS Average ROTCE threshold of the 2022–2024 LTIP awards to earn a maximum payout of 1.5 times this portion of the award, reflecting the transformative changes to the business last year.

For other NEOs, the amount of incentive compensation that is deferred is based on a deferral table, which results in a more significant deferral at higher incentive compensation levels. For 2021, the portion of each NEOs incentive compensation delivered in a performance-vested LTIP award was increased to 35% for the Co-Presidents, Messrs. Pick and Saperstein, and to 25% for all other NEOs.

	Mr. Gorman	Ms. Yeshaya[a]	Mr. Pruzan	Mr. Pick	Mr. Saperstein	Mr. Simkowitz
1. Base Salary	$ 1,500,000	$ 834,521	$ 1,000,000	$ 1,000,000	$ 1,000,000	$ 1,000,000
2. Cash Bonus	$ 8,375,000	$ 3,645,418	$ 6,737,500	$ 9,887,500	$ 7,787,500	$ 7,437,500
3. Deferred Equity Award (RSUs)[b]	$ 5,025,000	$ 2,478,692	$ 6,012,500	$ 7,012,500	$ 5,212,500	$ 6,812,500
4. 2022–2024 Performance-Vested LTIP Award[c]	$ 20,100,000	$ 2,041,370	$ 4,250,000	$ 9,100,000	$ 7,000,000	$ 4,750,000
Total (sum of rows 1-4):	**$35,000,000**	**$9,000,000**	**$18,000,000**	**$27,000,000**	**$21,000,000**	**$20,000,000**

[a] *Effective June 1, 2021, Ms. Yeshaya became Chief Financial Officer. Ms. Yeshaya's base salary was increased to $1,000,000 when she became Chief Financial Officer.*

[b] *Mr. Gorman received 50,189 RSUs, Ms. Yeshaya received 24,757 RSUs, Mr. Pruzan received 60,052 RSUs, Mr. Pick received 70,040 RSUs, Mr. Saperstein received 52,062 RSUs and Mr. Simkowitz received 68,043 RSUs (in each case, calculated using the volume-weighted average price of Company common stock of $100.1202 on January 20, 2022, the grant date). The RSUs are scheduled to vest and convert to shares of Company common stock (and cancellation provisions lift) on January 27, 2025, except that 50% of Mr. Gorman's RSU award is scheduled to vest and convert to shares on January 27, 2024, consistent with his deferral schedule for his 2020 compensation.*

[c] *The target number of performance stock units underlying the LTIP award granted to Mr. Gorman is 200,758 stock units, to Ms. Yeshaya is 20,389 stock units, to Mr. Pruzan is 42,448 stock units, to Mr. Pick is 90,890 stock units, to Mr. Saperstein is 69,915 stock units and to Mr. Simkowitz is 47,442 stock units (in each case, calculated using the volume-weighted average price of Company common stock of $100.1202 on January 20, 2022, the grant date).*

4.2 Compensation Program Elements

The following chart provides a summary of the principal elements of the Company's 2021 compensation program for our NEOs. Each NEO receives a base salary and is eligible to receive discretionary annual incentive compensation for prior year performance. Annual incentive compensation is intended to reward NEOs for achievement of the Company's financial and strategic objectives over the prior year and is delivered in a mix of a cash bonus and deferred incentive compensation in the form of deferred equity. The amount of incentive compensation that is deferred is based on a deferral table, which provides for a more significant deferral at higher incentive compensation levels. For 2021, the Committee did not grant deferred cash-based awards and instead granted RSUs, resulting in 100% of each NEO's deferred incentive compensation being equity-based, further aligning compensation with shareholders' interests. The LTIP awards, which are deferred equity awards that are subject to future achievement of specified financial objectives over a three-year period, are described in more detail in Section 4.3 "Long-Term Incentive Program."

	Purpose	Features
Base Salary	• Reflects level of experience and responsibility • Intended to be competitive with salaries for comparable positions at competitors	• Reviewed periodically and is subject to change for, among other reasons, a change in responsibilities or the competitive environment • Unchanged for NEOs in 2021, except for Ms. Yeshaya whose base salary increased to $1 million when she became Chief Financial Officer

	Purpose	Features
Cash Bonus	• Aligned with competitive pay approaches	• Intended to be consistent with practice among the Comparison Group • Higher-compensated employees continue to be subject to higher deferral levels
Deferred Equity Incentive Compensation Award — RSUs	• Link realized value to shareholder returns • Terms of awards support retention objectives and mitigate excessive risk-taking over a three-year deferral period	• Subject to cancellation for competition, cause (i.e., any act or omission that constitutes a breach of obligation to the Company, including failure to comply with internal policies, or compliance, ethics or risk management standards, and failure or refusal to perform duties satisfactorily, including supervisory and management duties), disclosure of proprietary information, and solicitation of employees or clients
Performance-Vested Incentive Compensation Award — LTIP	• Link realized value to future performance against strategic objectives and shareholder returns • Terms of awards support retention objectives and mitigate excessive risk-taking over a three-year performance period	• Subject to clawback if an employee's act or omission (including with respect to direct supervisory responsibilities) causes a restatement of the Company's consolidated financial results, constitutes a violation of the Company's global risk management principles, policies and standards, or causes a loss of revenue associated with a position on which the employee was paid and the employee operated outside of internal control policies • For Operating Committee members (including executive officers), also subject to clawback if the CMDS Committee determines that the Operating Committee member had significant responsibility for a material adverse outcome for the Company or any of its businesses or functions • For the LTIP, see also Section 4.3 "Long-Term Incentive Program"

4.3 Long-Term Incentive Program

The 2022–2024 LTIP awards tie a meaningful portion of each NEO's compensation to the Company's long-term financial performance and reinforce the NEO's accountability for the achievement of the Company's financial and strategic objectives by directly linking the ultimate realizable award value to prospective performance against core financial measures over a three-year period.

GENERAL TERMS

The 2022–2024 LTIP awards will vest and convert to shares of the Company's common stock at the end of the three-year performance period upon the Company's achievement of predetermined performance objectives with respect to ROTCE and relative TSR, as set forth below, over the period beginning on January 1, 2022 and ending on December 31, 2024. These performance objectives are consistent with, and drive, Morgan Stanley's long-term strategy, reflective in the strategic objectives in Section 1.3 and the performance priorities in Section 3.1. While each participant was awarded a target number of performance stock units, the actual number of units earned could vary from zero, if performance objectives are not met, to up to 1.5 times target, if performance objectives are meaningfully exceeded. No participant will receive any portion of the LTIP award if the threshold performance objectives are not met.

The LTIP awards remain subject to cancellation upon certain events until they are converted to shares of Company common stock. If, after conversion of the LTIP awards, the CMDS Committee determines that the performance certified by the CMDS Committee was based on materially inaccurate financial statements, then the shares delivered will be subject to clawback by the Company.

PERFORMANCE OBJECTIVES

One-half of the target LTIP award is earned based on the Company's average ROTCE over the three-year performance period (MS Average ROTCE). The other half of the target LTIP award is earned based on the Company's TSR over the three-year period (MS TSR) relative to the TSR of the S&P 500 Financials Index over the same three-year period (Index Group TSR). The number of stock units ultimately earned will be determined by multiplying each half of the target award by a multiplier as follows (for performance between two thresholds, straight-line interpolation applies):

MS Average ROTCE*	Multiplier	Relative TSR**	Multiplier
16% or more	1.50	25% or more	1.50
13%	1.00	0%	1.00
8%	0.50	-50%	0.50
Less than 8%	0.00	Less than -50%	0.00

* MS Average ROTCE, for this purpose, excludes: (a) the impact of debt valuation adjustment; (b) certain gains or losses associated with the sale of specified businesses; (c) certain gains or losses associated with specified legal settlements relating to business activities conducted prior to January 1, 2011; and (d) specified cumulative catch-up adjustments resulting from changes in, or application of, a new accounting rule that are not applied on a full retrospective basis.

** Relative TSR is determined by subtracting the Index Group TSR from the MS TSR; however, if performance for the period is negative, the multiplier may not exceed 1.00.

The CMDS Committee increased the MS Average ROTCE threshold of the 2022–2024 LTIP awards from 15% to 16% in order to earn a maximum payout of 1.5 times this portion of the award, reflecting the transformative changes to the business last year.

As described in further detail in note 2 to the "2021 Grants of Plan-Based Awards" table, each of our NEOs, except for Ms. Yeshaya, received an LTIP award in 2021 on similar terms as described above.

The CMDS Committee has consistently set challenging performance objectives for our LTIP awards. The variability over time of the percentage of our LTIP awards that have been earned demonstrates a strong pay-for-performance link. Since the inception of the program in 2009, the average of the payouts of all ten LTIP awards up to and including the 2019 LTIP awards is 103% of target.

LTIP PROGRAM PERFORMANCE



As described in note 3 to the "2021 Stock Vested" table, LTIP awards granted in 2019 (2019 LTIP award) vested at 150% of target, based on performance over the three-year performance period ended December 31, 2021.

4.4 Additional Compensation Practices

ROBUST CLAWBACK POLICIES AND PROCEDURES

Throughout the year, employee conduct matters are reviewed to determine whether they present situations that could require clawback or cancellation of previously awarded compensation, as well as downward adjustments to current-year compensation. Clawbacks of previously awarded compensation are reviewed with the Employee Discipline Oversight Committee (a committee of senior management currently composed of the Chief Operating Officer, Chief Legal Officer, Chief Risk Officer, Chief Audit Officer, Chief Human Resources Officer and Chief Compliance Officer) (the "EDOC") and reported to the CMDS Committee. In addition, the Global Incentive Compensation Discretion Policy adopted by the CMDS Committee sets forth standards for managers on the use of discretion when making annual compensation decisions and considerations for assessing risk management and outcomes. Further, the Company's control functions conduct a semiannual review of employee conduct with respect to risk and control matters, and are asked to identify inappropriate behavior that may not be captured through other Company processes. The results of the reviews are reported to the EDOC and are reflected in performance feedback and considered in promotion and compensation decisions.

NO CHANGE IN CONTROL TAX GROSS-UP PROTECTION

NEOs are not contractually entitled to any golden parachute excise tax protection upon a change in control of Morgan Stanley and are not entitled to severance pay upon termination of employment in excess of broad-based benefits.

HEALTH AND INSURANCE BENEFITS

All NEOs are eligible to participate in Company-sponsored health and insurance benefit programs available in the relevant jurisdiction to similarly situated employees. In the U.S., higher compensated employees pay more to participate in the Company's medical plan. NEOs are also eligible to participate in Morgan Stanley's Executive

Health Program, under which each NEO is eligible to receive Company-funded access to a private primary care physician offering on-call services and an annual executive healthcare assessment. Upon retirement, NEOs are eligible for Company-paid retiree health coverage for themselves and eligible dependents.

NO EXECUTIVE PENSIONS

Company-provided retirement benefits in the U.S. include a tax-qualified 401(k) plan (401(k) Plan) and a frozen tax-qualified pension plan (the Employees Retirement Plan (ERP)). No NEO is awarded with credited service in excess of his/her actual service under the ERP. Pension and retirement benefits provided to NEOs are discussed in further detail under "2021 Pension Benefits."

NO EXCESSIVE PERQUISITES

The Company provides personal benefits to certain of the NEOs for competitive and security reasons. The Company's Board-approved policy authorizes the CEO to use the Company's aircraft. As of January 1, 2010, Mr. Gorman entered into a time-share agreement with the Company permitting him to reimburse the Company for the incremental cost of his personal use of the Company's aircraft. In 2021, for health and safety reasons, NEOs were authorized to use the Company's aircraft and certain NEOs entered into time-share agreements with the Company permitting them to reimburse the Company in part for their personal use of the Company's aircraft. Beginning in 2022, the CEO will again reimburse the Company for the incremental cost of his personal use of the Company's aircraft and other NEOs are generally not authorized to use the Company's aircraft for personal reasons unless they receive prior permission from both the CEO and the Chief Legal Officer and reimburse the Company for the incremental cost of their personal use of the Company's aircraft. Personal benefits provided to NEOs are discussed in further detail under "2021 Summary Compensation Table."

NO HEDGING OR PLEDGING

Company policy prohibits NEOs from pledging, selling short, engaging in hedging strategies, or trading derivatives involving Morgan Stanley securities. See also "Ownership of Our Stock—Company Prohibition Against Pledging and Hedging."

STOCK OWNERSHIP COMMITMENT

NEOs are subject to an Equity Ownership Commitment, which is discussed in detail in "Ownership of Our Stock—Executive Equity Ownership Commitment."

RISK MANAGEMENT

The Company maintains strong risk and control policies and considers the risk attributes of the Company's incentive compensation arrangements and risk management factors in making compensation decisions. See also "Compensation Governance and Risk Management."

INDEPENDENT ADVICE

The CMDS Committee makes decisions in consultation with its independent compensation consultant. The role of the independent compensation consultant is discussed in further detail in "Compensation Governance and Risk Management."

SHARE USAGE

Morgan Stanley pays a significant portion of incentive compensation as deferred equity awards, which aligns the interests of the Company's employees with those of its shareholders. The Company strives to maximize employee and shareholder alignment through the use of deferred equity awards, while minimizing dilution. The Company's share repurchase program offsets the dilutive impact of these additional shares.

5. Explanatory Notes

The following explanatory notes are an integral part of the Company's financial and operating performance described in this CD&A. A detailed analysis of the Company's financial and operational performance for 2021 is contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of the 2021 Form 10-K. The comparisons of current and prior periods are impacted by the financial results of the E*TRADE acquisition, which closed on October 2, 2020 (reported in the Wealth Management segment), and the Eaton Vance acquisition, which closed on March 1, 2021 (reported in the Investment Management segment).

Results for 2019 and 2020 reflect updates to our financial presentation implemented in the first quarter of 2021, with provision for credit losses on loans and lending commitments presented as a separate line item.

Information provided in this CD&A may include certain non-GAAP financial measures that we believe to be useful to us, investors, analysts and other stakeholders by providing further transparency about, or an additional means of assessing, our financial condition and operating results. The definition of such financial measures and/or the reconciliation of such measures to the comparable GAAP figures is included in the 2021 Form 10-K.

- **Annualized dividend** is based on fourth quarter of each respective year. The quarterly dividend was increased from $0.35 to $0.70 in the second quarter of 2021 and the annual dividend for full-year 2021 was $2.10.

- **Common Equity Tier 1 Ratio (CET1 Ratio)** is based on the Basel III Standardized Approach to Fully Phased-in rules for all periods.

- **Debt valuation adjustment (DVA)** represents the change in fair value resulting from the fluctuations in the Company's credit spreads and other credit factors related to liabilities carried at fair value under the fair value option, primarily certain long-term and short-term borrowings. Effective January 1, 2016, pursuant to accounting guidance that the Company adopted, gains and losses from debt valuation adjustment are presented in other comprehensive income (i.e., a component of common equity).

- **Earnings per Share (EPS)** represents earnings applicable to Morgan Stanley common shareholders divided by diluted common shares outstanding.

- **Expense Efficiency Ratio (Efficiency Ratio)** represents total non-interest expenses as a percentage of net revenues.

- **Expense Efficiency Ratio, excluding integration-related expenses,** represents total non interest expenses less integration-related expenses associated with the acquisitions of E*TRADE and Eaton Vance as a percentage of net revenues. The Efficiency Ratio as adjusted to exclude the impact of integration-related expenses is a non-GAAP financial measure.

- **Global Peers** are the following eight companies: Goldman Sachs, JP Morgan Chase, Bank of America, Citigroup, Barclays, UBS Group, Deutsche Bank and Credit Suisse.

- **Institutional Securities Wallet Share** represents aggregated reported net revenues of Morgan Stanley and the following peers: Bank of America, Barclays, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase, and UBS Group. Morgan Stanley's Institutional Securities segment wallet share represents total segment net revenues. Peer wallet includes revenues that represent Investment Banking, Equity Sales & Trading and Fixed Income Sales & Trading, where applicable. For firms that disclose results between multiple segments, assumptions have been made based on company disclosures. Morgan Stanley's 2014 Wallet Share is calculated as the percentage of Morgan Stanley's net revenues, excluding positive DVA ($651 million) to the Wallet and has been restated to conform with current reporting methodology. Peer data for 2014 has been adjusted for DVA, where it is reported and where applicable.

- **Integration-related expenses** relate to the acquisitions of E*TRADE and Eaton Vance.

- **Investment Management assets under management** represents reported assets under management (AUM) of Morgan Stanley Investment Management as of period end.

- **Investment Management net flows** include the equity, fixed income and alternative and solutions asset classes and excludes the liquidity and overlay services asset class.

- **Net Income** represents net income applicable to Morgan Stanley.
- **Pre-Tax Margin** represents income (loss) from continuing operations before income taxes divided by net revenues. Pre-Tax Margin, excluding integration-related expenses represents income before income taxes less integration-related expenses associated with the acquisition of E*TRADE. Wealth Management Pre-Tax Margin adjusted for integration-related expenses is a non-GAAP financial measure.
- **Return on average tangible common equity (ROTCE)** represents net Income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity. Average tangible common equity represents average common equity adjusted to exclude goodwill and intangible assets net of allowable mortgage servicing rights deduction. ROTCE, excluding integration-related expenses, is adjusted in both the numerator and the denominator to exclude the integration-related expenses associated with the acquisitions of E*TRADE and Eaton Vance. ROTCE and ROTCE adjusted for integration-related expenses are non-GAAP financial measures. For the separate calculation of MS average ROTCE over the three-year performance period for purposes of the performance-vested equity incentive awards, see Section 4.3 of this CD&A.
- **Tangible Common Equity** equals common equity less goodwill and net intangible assets and is a non-GAAP financial measure.
- **Total shareholder return (TSR)** represents the change in share price over a period of time plus the dividends paid during such period, expressed as a percentage of the share price at the beginning of such period. TSR percentages and averages are calculated by Bloomberg. For the separate calculation of relative TSR over the three-year performance period for purposes of the performance-vested equity incentive awards, see Section 4.3 of this CD&A.
- **U.S. Banks** are Morgan Stanley Bank, N.A. and Morgan Stanley Private Bank, National Association.
- **Wealth Management Net New Assets** represents client inflows (including dividend and interest, and asset acquisitions) less client outflows (excluding activity from business combinations/divestitures and the impact of fees and commissions). The comparisons of current and prior periods are impacted by an asset acquisition in the third quarter of 2021.
- **Wealth Management client relationships** include advisor-led households, self-directed households, stock plan participants and retirement and financial wellness participants excluding overlap as of December 31, 2021.

Compensation, Management Development and Succession Committee Report

We, the Compensation, Management Development and Succession Committee of the Board of Directors of Morgan Stanley, have reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on such review and discussions, we have recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC.

Respectfully submitted,

Dennis M. Nally, Chair
Thomas H. Glocer
Stephen J. Luczo
Rayford Wilkins, Jr.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2021, Messrs. Nally, Glocer, Luczo, Ms. Olayan and Mr. Wilkins served on our Compensation, Management Development and Succession Committee. No director who served on the CMDS Committee during fiscal year 2021 is, or has been, employed by us or any of our subsidiaries. None of our executive officers serve as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board or CMDS Committee.

Executive Compensation

The following tables summarize the compensation of our NEOs in the format specified by the SEC.

2021 Summary Compensation Table

Pursuant to SEC rules, the following table is required to include for a particular year only those stock awards and option awards granted **during** the year, rather than awards granted **after** year end that were awarded for performance in that year. Our annual equity awards relating to performance in a year are made shortly after year end. Therefore, compensation in the table includes not only non-equity compensation awarded for services in the applicable year but, in the case of stock awards granted in the years reported in the table, compensation awarded for performance in prior years and forward-looking performance-vested compensation. A summary of the CMDS Committee's decisions on the compensation awarded to our NEOs for 2021 performance can be found in the CD&A.

Name and Principal Position	Year	Salary ($)[2]	Bonus ($)[2][3]	Stock Awards ($)[4][5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
James P. Gorman Chairman and Chief Executive Officer	2021	1,500,000	8,375,000	24,553,943	2,487	510,205	34,941,635
	2020	1,500,000	7,875,000	20,048,178	13,833	121,513	29,558,524
	2019	1,500,000	6,375,000	23,708,083	17,925	41,387	31,642,395
Sharon Yeshaya*[1] Executive Vice President and Chief Financial Officer	2021	834,521	3,645,418	787,500	—	11,600	5,279,039
Jonathan M. Pruzan* Executive Vice President and Chief Operating Officer (Former Chief Financial Officer and Head of Corporate Strategy)	2021	1,000,000	6,737,500	9,168,932	—	143,562	17,049,994
	2020	1,000,000	6,037,500	4,955,756	55,582	47,563	12,096,401
	2019	1,000,000	7,232,500	4,980,250	60,586	28,067	13,301,403
Edward N. Pick*[1] Co-President, Head of Institutional Securities Group, and Co-Head of Corporate Strategy	2021	1,000,000	9,887,500	16,584,344	—	167,782	27,639,626
	2020	1,000,000	9,887,500	8,760,132	60,686	—	19,708,318
Andrew M. Saperstein*[1] Co-President and Head of Wealth Management	2021	1,000,000	7,787,500	10,170,472	—	259,951	19,217,923
	2020	1,000,000	6,562,500	5,625,839	14,787	54,900	13,258,026
Daniel A. Simkowitz Head of Investment Management and Co-Head of Corporate Strategy	2021	1,000,000	7,437,500	10,170,472	—	157,974	18,765,946
	2020	1,000,000	6,562,500	5,849,199	70,197	116,028	13,597,924
	2019	1,000,000	8,382,500	4,980,250	80,002	14,729	14,457,481

* Effective June 1, 2021, Ms. Yeshaya was elected Chief Financial Officer, Mr. Pruzan was elected Chief Operating Officer, and Messrs. Pick and Saperstein were elected Co-Presidents in addition to their roles as business unit heads, and Messrs. Pick and Simkowitz were elected Co-Heads of Corporate Strategy in addition to their roles as business unit heads.

[1] Ms. Yeshaya became an executive officer in 2021 and was not a NEO for 2020 or 2019; Messrs. Pick and Saperstein became executive officers in 2020 and were not NEOs for 2019.

[2] Includes any elective deferrals to the Company's employee benefit plans.

[3] For 2021, consists of 2021 annual cash bonus paid in February 2022 for performance in 2021.

(4) For 2021, consists of RSUs granted on January 21, 2021 for performance in 2020 (2020 RSUs) and, other than for Ms. Yeshaya, forward-looking LTIP awards granted on January 21, 2021 (2021 LTIP awards), the realizable value of which is dependent entirely on the satisfaction of predetermined performance goals over a three-year performance period. For further details on 2020 RSUs and 2021 LTIP awards, see "2021 Grants of Plan-Based Awards."

(5) Represents aggregate grant date fair value of stock unit awards granted during the applicable period for service during the prior year, as well as forward-looking performance-based compensation.

The following table lists the aggregate grant date fair value of stock unit awards granted to the NEOs during 2021. The aggregate grant date fair value of the 2020 RSUs granted to the NEOs is based on the volume-weighted average price (VWAP) of the Company's common stock on the grant date, and the aggregate grant date fair value of 2021 LTIP awards included in the table is based on the VWAP of the Company's common stock on the grant date and the probable outcome of the performance conditions as of the grant date. The value of the 2021 LTIP awards on the grant date, assuming that the highest level of performance conditions will be achieved, is: $23,625,001 for Mr. Gorman; $5,250,000 for Mr. Pruzan; $12,000,001 for Mr. Pick; $5,925,000 for Mr. Saperstein; and $5,925,000 for Mr. Simkowitz.

Name	Stock Unit Awards Granted During 2021 ($)		
	2020 RSUs	2021 LTIP Awards	Total
James P. Gorman	7,875,000	16,678,943	24,553,943
Sharon Yeshaya	787,500	—	787,500
Jonathan M. Pruzan	5,462,500	3,706,432	9,168,932
Edward N. Pick	8,112,500	8,471,844	16,584,344
Andrew M. Saperstein	5,987,500	4,182,972	10,170,472
Daniel A. Simkowitz	5,987,500	4,182,972	10,170,472

For further information on the valuation of the Company's RSU and LTIP awards, see notes 2 and 20 to the consolidated financial statements included in the 2021 Form 10-K.

(6) Represents an increase in the NEO's pension value for 2021 (2021 Change in Pension Value). No NEO had above-market earnings on nonqualified deferred compensation awards in 2021. The 2021 Change in Pension Value equals the aggregate change from December 31, 2020 to December 31, 2021 in the actuarially determined present values of the accumulated benefits under the Company-sponsored defined benefit pension plans during the measurement period. These present values generally decreased during 2021, mainly due to the increase in discount rates noted below, partially offset by other factors. The present values at December 31, 2021 use 91% of the Pri-2012 white collar mortality tables (amounts-weighted), with no mortality before retirement. These tables are projected generationally from 2012, using the standard version of Scale MP-2021. The present values reflect discount rates of 3.02% for the Morgan Stanley Employees Retirement Plan (ERP). The present values at December 31, 2020 used the Pri-2012 white collar mortality tables (amounts-weighted), with no mortality before retirement. These tables were projected generationally from 2012, using the standard version of Scale MP-2020. The present values reflect discount rates of 2.71% for the ERP. Benefits are assumed to commence at the earliest age that the NEO can receive unreduced benefits (or current age, if later).

(7) The "All Other Compensation" column for 2021 includes (a) contributions made by the Company under our defined contribution plans with respect to such period and (b) the incremental cost to the Company of perquisites and other personal benefits, as detailed below. In addition, our NEOs may participate on the same terms and conditions as other investors in investment funds that we may form and manage primarily for client investment, except that we may waive or lower applicable fees and charges for our employees.

(a) Includes a matching contribution in the 401(k) Plan for 2021 of $11,600 for each NEO.

(b) Includes the incremental cost to the Company of use of a Company car or car service, assistance with travel arrangements and in-office meals and, for Messrs. Gorman and Saperstein, costs related to the Company's Executive Health Program. For Mr. Gorman, also includes the filing fee paid in connection with Mr. Gorman's stock ownership in the Company, in compliance with the Hart-Scott-Rodino Antitrust Improvements Act; the amount of this filing fee was also imputed as income to Mr. Gorman and was not grossed up. Also includes the variable costs associated with use of the Company's aircraft, less amounts reimbursed by the NEO for such flights. For health and safety reasons, in 2021, NEOs were authorized to use the Company's aircraft for personal purposes and the NEOs reimbursed the Company for a portion of the costs associated with such use. Beginning in 2022, the CEO will again reimburse the Company for the incremental cost of his personal use of the Company's aircraft and other NEOs are generally not authorized to use the Company's aircraft for personal reasons unless they receive prior permission from both the CEO and the Chief Legal Officer and reimburse the Company for the incremental cost of their personal use of the Company's aircraft. Variable costs for use of the Company's aircraft include landing, parking and flight planning expenses; repositioning expenses; crew travel expenses, supplies and catering; aircraft fuel and oil expenses per hour of flight; maintenance, parts and external labor per hour of flight; and customs, foreign permits and similar fees, and does not include fixed costs of leasing and operating the aircraft. The variable costs associated with the use of the Company's aircraft are: $422,754 for Mr. Gorman, $122,560 for Mr. Pruzan, $152,260 for Mr. Pick, $223,534 for Mr. Saperstein, and $137,964 for Mr. Simkowitz.

2021 Grants of Plan-Based Awards[(1)]

The following table sets forth information with respect to RSUs granted to the NEOs in January 2021 for 2020 performance (2020 RSUs) and LTIP awards granted in January 2021 for forward-looking performance (2021 LTIP awards).

| Name | Grant Date | Approval Date | Estimated Future Payouts Under Equity Incentive Plan Awards[(2)] | | | All Other Stock Awards: Number of Shares of Stock or Units (#)[(3)] | Grant Date Fair Value of Stock Awards ($)[(4)] |
			Threshold (#)	Target (#)	Maximum (#)		
James P. Gorman	1/21/2021	1/7/2021	0	210,376	315,564	—	16,678,943
	1/21/2021	1/7/2021	—	—	—	105,188	7,875,000
Sharon Yeshaya	1/21/2021	—	—	—	—	10,518	787,500
Jonathan M. Pruzan	1/21/2021	1/7/2021	0	46,750	70,124	—	3,706,432
	1/21/2021	1/7/2021	—	—	—	72,963	5,462,500
Edward N. Pick	1/21/2021	1/7/2021	0	106,858	160,286	—	8,471,844
	1/21/2021	1/7/2021	—	—	—	108,360	8,112,500
Andrew M. Saperstein	1/21/2021	1/7/2021	0	52,761	79,140	—	4,182,972
	1/21/2021	1/7/2021	—	—	—	79,976	5,987,500
Daniel A. Simkowitz	1/21/2021	1/7/2021	0	52,761	79,140	—	4,182,972
	1/21/2021	1/7/2021	—	—	—	79,976	5,987,500

[(1)] The 2021 LTIP awards included in this table are also disclosed in the "Stock Awards" column of the "2021 Summary Compensation Table" and "2021 Outstanding Equity Awards at Fiscal Year End." The 2020 RSUs included in this table are also disclosed in the "Stock Awards" column of the "2021 Summary Compensation Table," "2021 Stock Vested" and "2021 Nonqualified Deferred Compensation." The 2021 LTIP awards and 2020 RSUs were granted under the Morgan Stanley Equity Incentive Compensation Plan. All 2020 RSUs and 2021 LTIP awards are subject to cancellation if a cancellation event occurs at any time prior to the scheduled conversion date. For further details on cancellation and clawback of awards, see "Potential Payments upon Termination or Change in Control."

[(2)] The 2021 LTIP awards are scheduled to vest and convert to shares in 2024 only if the Company satisfies predetermined performance goals over the three-year performance period consisting of 2021, 2022 and 2023. One-half of the target 2021 LTIP award is earned based on the Company's average ROTCE over the three-year performance period (MS Average ROTCE). The other half of the target 2021 LTIP award is earned based on the Company's TSR over the three-year period (MS TSR) relative to the TSR of the S&P 500 Financials Index over the three-year period (Index Group TSR). The number of stock units ultimately earned will be determined by multiplying each half of the target award by a multiplier as follows (for performance between two thresholds, straight-line interpolation applies):

MS Average ROTCE*	Multiplier
15% or more	1.50
13%	1.00
8%	0.50
Less than 8%	0.00

Relative TSR**	Multiplier
25% or more	1.50
0%	1.00
-50%	0.50
Less than -50%	0.00

* MS Average ROTCE, for this purpose, excludes (a) the impact of debt valuation adjustments (see Section 5 "Explanatory Notes" of the CD&A, for the definition of debt valuation adjustments), (b) certain gains or losses associated with the sale of specified businesses, (c) certain gains or losses associated with specified legal settlements relating to business activities conducted prior to January 1, 2011, and (d) specified cumulative catch-up adjustments resulting from changes in accounting principles that are not applied on a full retrospective basis.

** Relative TSR will be determined by subtracting the Index Group TSR from the MS TSR; however, if performance for the period is negative, the multiplier may not exceed 1.0.

Each NEO is entitled to receive cash dividend equivalents on the 2021 LTIP awards, subject to the same vesting, cancellation and payment provisions as the underlying award.

[(3)] The 2020 RSUs are scheduled to convert to shares on January 27, 2024, except that 50% of Mr. Gorman's 2020 RSUs are scheduled to convert to shares on January 27, 2023. Each NEO, other than Ms. Yeshaya, was retirement-eligible under the award terms at grant and, therefore, their awards are considered vested at grant for purposes of this proxy statement. Ms. Yeshaya became retirement-eligible under the RSU award terms on April 29, 2021, and, therefore, her RSUs are considered vested for purposes of this proxy statement as of such date. The NEOs are entitled to receive dividend equivalents in the form of additional RSUs, subject to the same vesting, cancellation and payment provisions as the underlying award.

(4) Represents the aggregate grant date fair value of the 2020 RSUs and 2021 LTIP awards. The aggregate grant date fair value of the 2020 RSUs is based on $74.8657, the volume-weighted average price (VWAP) of the Company's common stock on the grant date. The aggregate grant date fair value of 2021 LTIP awards is based on the VWAP of the Company's common stock on the grant date as well as the probable outcome of the performance conditions as of the grant date. For further information on the valuation of the Company's RSUs and LTIP awards, see notes 2 and 20 to the consolidated financial statements included in the 2021 Form 10-K.

2021 Outstanding Equity Awards at Fiscal Year End

The following table discloses the number of shares covered by unvested stock awards held by our NEOs on December 31, 2021. None of our NEOs held any unexercised stock options on December 31, 2021.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[1]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
James P. Gorman	—	—	650,804	63,883,190
Sharon Yeshaya	—	—	—	—
Jonathan M. Pruzan	—	—	138,486	13,594,039
Edward N. Pick	—	—	298,326	29,283,848
Andrew M. Saperstein	—	—	159,334	15,640,498
Daniel A. Simkowitz	—	—	163,278	16,027,642

(1) Consists of performance stock units underlying LTIP awards held by the NEOs. In accordance with SEC rules, the number of performance stock units reflected in the table represents the maximum number of units that may be earned under the LTIP awards granted on January 17, 2020 (2020 LTIP award) and the 2021 LTIP awards, and is based on Company performance through December 31, 2021. However, the NEOs may ultimately earn less than the maximum number of performance stock units, and possibly no portion of the awards, depending upon the Company's performance over the applicable performance period. The 2020 LTIP awards and 2021 LTIP awards are scheduled to vest and convert to shares in 2023 and 2024, respectively, only if the Company satisfies the predetermined performance goals (see note 2 to "2021 Grants of Plan-Based Awards" for 2021 LTIP award performance goals).

(2) The value is based on $98.16, the closing price of the Company's common stock on December 31, 2021.

2021 Stock Vested

The following table contains information about the RSUs and LTIP awards held by our NEOs that vested during 2021. No stock options were exercised by our NEOs during 2021.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)
James P. Gorman	105,188	7,875,000[2]
	476,386	46,723,359[3]
Sharon Yeshaya	29,203[4]	2,385,249[4]
Jonathan M. Pruzan	72,963	5,462,500[2]
	100,474	9,854,379[3]
Edward N. Pick	108,360	8,112,500[2]
	220,870	21,662,647[3]
Andrew M. Saperstein	79,976	5,987,500[2]
	90,080	8,834,962[3]
Daniel A. Simkowitz	79,976	5,987,500[2]
	100,474	9,854,379[3]

[1] Except as set forth in note 4 for Ms. Yeshaya, consists of the 2020 RSUs, which are considered vested at grant for purposes of this proxy statement due to the NEOs' retirement eligibility and, performance stock units underlying the LTIP awards granted on January 18, 2019 (2019 LTIP awards), which are considered vested on December 31, 2021 (the last day of the three-year performance period) for purposes of this proxy statement, based on the Company's performance over the performance period. For further details on the 2020 RSUs, see note 3 to "2021 Grants of Plan-Based Awards."

[2] The aggregate grant date fair value of the 2020 RSUs is based on $74.8657, the volume-weighted average price (VWAP) of the Company's common stock on the grant date.

[3] The value realized is based on $98.0785, the VWAP of the Company's common stock on December 31, 2021, which is the last day of the 2019 LTIP awards' performance period, for the maximum number of units underlying the 2019 LTIP awards. The 2019 LTIP awards converted to shares of common stock on February 24, 2022.

[4] Consists of 4,791 RSUs that vested on January 21, 2021, the scheduled vesting date of the award, and 24,412 RSUs that are considered vested for purposes of this proxy statement as of April 29, 2021, the date on which Ms. Yeshaya became retirement-eligible pursuant to the award terms. The value realized with respect to the RSUs that vested on January 21, 2021 is based on $74.8657, the volume-weighted average price of the Company's common stock on such date, and the value realized with respect to the RSUs that vested on April 29, 2021 is $83.0097, the volume-weighted average price of the Company's common stock on such date. The RSUs convert to shares of the Company's common stock on their respective scheduled conversion dates, subject to cancellation and clawback.

2021 Pension Benefits

The table below discloses the present value of accumulated benefits payable to each NEO and the years of service credited to each NEO under the Company's defined benefit retirement plans as of December 31, 2021.

Name	Plan Name	Number of Years Credited Service[1]	Retirement Age for Full Benefits[2]	Present Value of Accumulated Benefit ($)[3]	Payments During Last Fiscal Year ($)
James P. Gorman	Morgan Stanley Employees Retirement Plan	4	65	130,684	—
Sharon Yeshaya	Morgan Stanley Employees Retirement Plan	10	65	128,502	—
Jonathan M. Pruzan	Morgan Stanley Employees Retirement Plan	15	65	340,378	—
Edward N. Pick	Morgan Stanley Employees Retirement Plan	17	65	367,319	—
Andrew M. Saperstein	Morgan Stanley Employees Retirement Plan	4	65	95,313	—
Daniel A. Simkowitz	Morgan Stanley Employees Retirement Plan	19	65	485,485	—

[1] After December 31, 2010, no further benefit accruals occur under the Morgan Stanley Employees Retirement Plan (ERP). No NEO is awarded credited service under the ERP exceeding his actual service.

[2] The Retirement Age for Full Benefits is the earliest age at which the executive can receive unreduced benefits (or current age, if later).

[3] The present values at December 31, 2021 use 91% of the Pri-2012 white collar mortality tables (amounts-weighted), with no mortality before retirement. These tables are projected generationally from 2012, using the standard version of Scale MP-2021. The present values reflect discount rates of 3.02% for the ERP.

Eligible U.S. employees of the Company and its U.S. affiliates hired before July 1, 2007 were covered after one year of service by the Employees Retirement Plan, a non-contributory defined benefit pension plan that is qualified under Section 401(a) of the Internal Revenue Code. Effective after December 31, 2010, the ERP was frozen and no further benefit accruals will occur. Benefits are generally payable as an annuity at age 65 (or earlier, subject to certain reductions in the amounts payable). Under the pre-2004 provisions of the ERP, benefits are payable in full at age 60 and reduced 4% per year for retirement between ages 55 and 60 for employees who retire after age 55 with 10 years of service. Before the ERP was frozen, annual benefits were equal to 1% of eligible earnings plus 0.5% of eligible earnings in excess of Social Security covered compensation for each year of service. Eligible earnings generally included all taxable compensation, other than certain equity-based and non-recurring amounts, up to $170,000 per year. ERP participants who, as of January 1, 2004, had age plus service equal to at least 65 and who had been credited with five years of service, received benefits determined under the ERP's pre-2004 benefit formula, if greater. Pre-2004 benefits equaled 1.15% of final average salary, plus 0.35% of final average salary in excess of Social Security covered compensation, in each case multiplied by credited service up to 35 years, where final average salary was base salary, up to specified limits set forth in the ERP, for the highest paid 60 consecutive months of the last 120 months of service.

2021 Nonqualified Deferred Compensation

The following table contains information with respect to the participation of the NEOs in the Company's unfunded cash deferred compensation plans that provide for the deferral of compensation on a basis that is not tax-qualified, as well as with respect to RSUs granted to the NEOs that are vested but have not yet converted to shares of Morgan Stanley common stock. NEOs participate in the plans on the same terms and conditions as other similarly situated employees. The material terms and conditions of these plans are described below.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last FYE ($)[4]
James P. Gorman	Restricted Stock Units[5]	7,875,000	—	9,702,971	7,971,280	30,549,218
Sharon Yeshaya	Morgan Stanley Compensation Incentive Plan	—	—	40	326,386	337,307
	Restricted Stock Units[5]	2,026,529	—	296,156	—	2,322,685
Jonathan M. Pruzan	Morgan Stanley Compensation Incentive Plan	—	—	469,876	5,339,460	5,562,699
	Restricted Stock Units[5]	5,462,500	—	4,446,254	2,566,030	14,763,142
Edward N. Pick	Morgan Stanley Compensation Incentive Plan	—	—	922	7,554,094	8,012,943
	Restricted Stock Units[5]	8,112,500	—	6,721,736	13,005,446	19,905,156
Andrew M. Saperstein	Morgan Stanley Compensation Incentive Plan	—	—	(20,849)	4,105,545	5,294,766
	Restricted Stock Units[5]	5,987,500	—	4,662,067	2,166,564	15,683,612
Daniel A. Simkowitz	Morgan Stanley Compensation Incentive Plan	—	—	633	4,435,390	5,639,608
	Pre-Tax Incentive Program	—	—	126,965	—	1,706,810
	Restricted Stock Units[5]	5,987,500	—	4,814,687	3,107,525	15,919,659

[1] RSU contributions represent the 2020 RSUs that are considered vested at grant for purposes of this proxy statement, and with respect to Ms. Yeshaya, also represent the RSU awards granted in previous years that are considered vested for purposes of this proxy statement as of April 29, 2021 (the date on which she became retirement-eligible under the award terms), but, in all cases, are subject to cancellation until the scheduled conversion dates of such awards. The value of the 2020 RSUs in this column (which are also included in the "Stock Awards" column of the "2021 Summary Compensation Table" for 2021, "2021 Grants of Plan-Based Awards," and "2021 Stock Vested") is based on $74.8657, the volume-weighted average price (VWAP) of the Company's common stock on the grant date, and the value of Ms. Yeshaya's RSUs is based on $83.0097, the VWAP of the common stock on April 29, 2021.

[2] With respect to our cash-based nonqualified deferred compensation plans, represents the change in (i) the balance of the NEO's account reflected on the Company's books and records at December 31, 2021, without giving effect to any withdrawals or distributions, compared to (ii) the sum of the balance of the NEO's account reflected on the Company's books and records at December 31, 2020.

With respect to the RSUs, represents (i) the change in the closing prices of the Company's common stock on December 31, 2021 (or, if applicable, the earlier distribution date) compared to December 31, 2020 (or, if applicable, the later contribution date), as well as (ii) the amount of the dividend equivalents in the form of additional RSUs credited in 2021 with respect to the award (which are paid to the award holder at the time that the underlying award converts to shares, subject to the same cancellation provisions as the underlying award).

[3] Represents distributions from our cash-based nonqualified deferred compensation plans and with respect to the RSUs, conversions based on the closing price of the Company's common stock on the conversion date.

[4] With respect to our cash-based nonqualified deferred compensation plans, represents the balance of the NEO's account reflected on the Company's books and records at December 31, 2021. With respect to the RSUs, represents the number of vested units held by the NEO on December 31, 2021 multiplied by the closing price of the Company's common stock on December 31, 2021.

[5] Consists of RSUs that as of December 31, 2021 had vested but had not reached their scheduled conversion date and remained subject to cancellation.

The following is a description of the material terms with respect to contributions, earnings and distributions applicable to each of the following cash nonqualified deferred compensation plans and the RSUs referenced in the table above.

MORGAN STANLEY COMPENSATION INCENTIVE PLAN (MSCIP)

Prior to 2020 year end, a portion of a participant's year-end deferred incentive compensation may be granted under MSCIP. Earnings on MSCIP awards are based on the performance of notional investments available under the plan and selected by the participants. Participants may reallocate such balances periodically, as determined by the plan administrator. Until MSCIP awards reach their scheduled distribution date, they are subject to cancellation and clawback by the Company. The cancellation and clawback events applicable to MSCIP awards held by our NEOs are described in the CD&A and in "Potential Payments upon Termination or Change in Control."

PRE-TAX INCENTIVE PROGRAM (PTIP)

Under PTIP, participants were permitted to defer a portion of their cash bonus or commissions for one or more fiscal years. The plan has been closed to new contributions since 2003. Earnings on PTIP contributions are based on the performance of notional investments available under the plan and selected by the participants. Participants could generally elect the commencement date for distributions of their contributions and earnings and the number of annual installments over which to receive distributions (generally, 5, 10, 15 or 20 years). Subject to earlier distribution on death or termination of employment due to disability, no distributions may begin prior to the attainment of age 55, and no distribution may begin prior to termination of employment.

RESTRICTED STOCK UNITS (RSUs)

RSUs are granted under the Morgan Stanley Equity Incentive Compensation Plan or another Company equity plan as determined by the CMDS Committee. Each RSU constitutes a contingent and unsecured promise of the Company to pay the holder one share of Company common stock on the conversion date of the RSU. The RSUs included in this table are considered vested; however, the RSUs are subject to cancellation and clawback if a cancellation or clawback event occurs at any time prior to the scheduled conversion date. The cancellation and clawback events applicable to RSUs held by our NEOs are described in the CD&A and in "Potential Payments upon Termination or Change in Control."

Potential Payments upon Termination or Change in Control

This section describes and quantifies the benefits and compensation to which each NEO would have been entitled under our existing plans and arrangements if the NEO's employment had terminated or if the Company had undergone a change in control, in each case on December 31, 2021.

1. General Policies

NO SPECIAL SEVERANCE PAYMENTS

Our NEOs would be entitled to a cash severance payment under the broad-based Morgan Stanley Severance Pay Plan (Severance Plan) in connection with an involuntary termination of employment other than for cause, on the same basis as all other employees, and subject to the NEO executing a release agreement in a form satisfactory to the Company. The NEOs are not entitled to any additional or enhanced cash severance payments upon any termination of employment under the Severance Plan or otherwise, or to excise tax protection upon a change in control of the Company.

NO ENHANCED TERMINATION PAYMENTS OR BENEFITS

NEOs are entitled to receive post-termination benefits that are generally available to all salaried employees, such as death, disability and post-retirement welfare benefits, and are eligible for Company-paid retiree medical coverage under the Morgan Stanley Grandfathered Retiree Medical Plan for themselves and eligible dependents following any termination of employment with three years of service. Following termination of employment, the NEOs are also entitled to amounts, to the extent vested, due under the terms of our pension arrangements, as described under "2021 Pension Benefits," and our nonqualified deferred compensation plans, as described under "2021 Nonqualified Deferred Compensation." Our NEOs are not entitled to special or enhanced termination benefits under our pension and nonqualified deferred compensation plans as compared to other employees.

CANCELLATION AND CLAWBACK OF DEFERRED COMPENSATION

Even if an NEO is considered vested in a deferred incentive compensation award, the award may be subject to cancellation through the distribution date in the event the NEO engages in a cancellation event or if a clawback event occurs. In general, a cancellation event includes: engaging in competitive activity during a specified period following a voluntary termination of employment; engaging in cause (i.e., a breach of the NEO's obligation to the Company, including a failure to comply with internal compliance, ethics or risk management standards and failure or refusal to perform duties satisfactorily, including supervisory and management duties); improper disclosure of the Company's proprietary information; solicitation of Company employees, clients or customers during, and within a specified period following termination of, employment; the making of unauthorized disclosures or disparaging or defamatory comments about the Company; resignation from employment without providing the Company proper advance notice; or the failure to cooperate with or assist the Company in connection with investigations, regulatory matters, lawsuits or arbitrations following termination of employment.

Clawback of deferred compensation awards by the Company can be triggered through the applicable scheduled distribution date if the NEO had significant responsibility for a material adverse outcome for the Company or any of its businesses or functions, even absent misconduct, or if the NEO's act or omission (including with respect to direct supervisory responsibilities) causes a restatement of the Company's consolidated financial results, violates the Company's global risk management principles, policies and standards, or causes a loss of revenue associated with a position on which the NEO was paid and the NEO operated outside of internal control policies. Further, shares resulting from the conversion of LTIP awards are subject to clawback by the Company in the event the Company's achievement of the specified goals was based on materially inaccurate financial statements or other performance metric criteria.

NOTICE AND NON-SOLICITATION AGREEMENTS

In addition to the cancellation and clawback events described above, each NEO is party to a Notice and Non-Solicitation Agreement that provides for injunctive relief and cancellation of deferred compensation awards if the NEO does not provide 180 days' advance notice prior to a resignation or if the NEO improperly solicits the Company's employees, clients or customers at any time during employment or the 180 days following termination of employment.

2. Termination of Employment / Change in Control

The table below sets forth, as of December 31, 2021, the value of the outstanding unvested deferred compensation awards held by the NEOs, cash severance entitlements, and the present value of coverage under the Morgan Stanley Grandfathered Retiree Medical Plan.

Termination Reason	Name	Unvested RSUs and Unvested MSCIP Awards[1] ($)	Unvested LTIP Awards and Related Dividend Equivalents[2] ($)	Retiree Health Coverage[3] ($)	Cash Severance (Involuntary only)[4] ($)
Involuntary (not due to a cancellation event) / Disability / Retirement / In connection with a Change in Control / Death / Governmental Service Termination	James P. Gorman	—	64,808,032	248,199	200,000
	Sharon Yeshaya	—	—	1,525,772	200,000
	Jonathan M. Pruzan	—	13,778,087	1,021,202	200,000
	Edward N. Pick	—	29,640,767	1,065,952	200,000
	Andrew M. Saperstein	—	15,858,858	1,021,446	200,000
	Daniel A. Simkowitz	—	16,259,806	788,779	200,000

[1] Our NEOs are retirement-eligible for purposes of their outstanding RSU and MSCIP awards, which are therefore considered vested for purposes of this proxy statement. Amounts are payable on the scheduled distribution dates, subject to cancellation and clawback provisions, except that RSUs and MSCIP awards are payable upon a termination in connection with a change in control and all awards are payable upon death or a governmental service termination. Amounts payable with respect to a termination in connection with a change in control are conditioned upon the termination occurring within 18 months of the change in control as a result of (i) the Company terminating the NEO's employment under circumstances not involving any cancellation event, (ii) the NEO resigning from employment due to a materially adverse alteration in job responsibilities, or (iii) a change in the NEO's principal place of employment of more than 75 miles from the current location. A "change in control" generally means a significant change in the share ownership of the Company or composition of the Board. Governmental service termination treatment is conditioned upon satisfactory proof of a conflict of interest that necessitates divestiture of the awards and executing an agreement to repay amounts vested in connection with such termination if the NEO engages in any cancellation event.

[2] Our NEOs are retirement-eligible for purposes of their LTIP awards; however, such awards are not considered vested for purposes of this proxy statement until the end of the performance period because these awards only deliver value if the Company achieves objective performance goals over such performance period. Amounts shown in the table reflect performance through December 31, 2021 (the quarter ending simultaneously with the effective date of the termination), which, with the exception of a termination in connection with a change in control, is a substitute for performance through the three-year performance period, which would not be known until the end of such period. To facilitate timely payment of LTIP awards upon death or a governmental service termination as of December 31, 2021, amounts payable with respect to the 2020 LTIP awards would instead reflect Company performance through September 30, 2021 (the quarter ending with or before the date of the termination for which the Company's earnings information has been released), and amounts payable with respect to the 2021 LTIP awards would instead reflect the awards' target value, per the award terms, as follows: $55,173,037 for Mr. Gorman; $11,636,977 for Mr. Pruzan; $24,746,801 for Mr. Pick; $13,442,463 for Mr. Saperstein; and $13,843,411 for Mr. Simkowitz. For purposes of valuing LTIP awards, we have assumed a per share value of $98.16, the closing price of the Company's common stock on December 31, 2021.

[3] Each NEO, having met the service requirement, is eligible to elect retiree medical, dental and/or vision coverage under the Company's Grandfathered Retiree Medical Plan and Health Benefits and Insurance Plan for themselves and their eligible dependents following a termination of employment for any reason. The present value is calculated assuming each NEO began retiree medical, dental and vision coverage on December 31, 2021 and elected their current dependent coverage type. The present value is based on the Pri-2012 white collar mortality tables (headcount-weighted), projected generationally from 2012 to 2017 using Scale MP-2021, then multiplied by a factor of 91%, and projected generationally from 2017 using the standard version of Scale MP-2021, a discount rate of 2.85%, a medical inflation rate for 2022-2023 of 6.10% pre-65 and 6.45% post-65 with ultimate rates of 4.48% pre-65 and 4.46% post-65 reached by 2031, an annual dental inflation rate of 3.0%, and an annual vision inflation rate of 3.0%.

[4] Represents amounts payable under the Company's broad-based Severance Pay Plan and due only upon an involuntary termination not involving cause, subject to the NEO signing a release in a form satisfactory to the Company.

Compensation Ratio Disclosure

The ratio between the CEO's total annual compensation and the median annual total compensation of all other employees of the Company reported below is a reasonable estimate calculated in a manner consistent with SEC rules based on the Company's compensation records and the methodology described below. Because SEC rules for identifying the median compensated employee for purposes of this disclosure allow companies to adopt various methodologies and utilize various assumptions, the ratio reported by other companies may not be comparable to the ratio reported by the Company.

For 2021, our last completed fiscal year, the median of the annual total compensation of all employees of the Company (other than the CEO) was $137,069 and the annual total compensation of our CEO, as reported in the "2021 Summary Compensation Table," was $34,941,635. Based on this information, for 2021, the ratio of the annual total compensation of the CEO to the median of the annual total compensation of all other employees of the Company was 255 to 1.

To identify the median of the annual total compensation of all employees of the Company, we took the following steps:

1. The pay ratio rule gives companies the ability to make the median employee determination only once every three years, and we did not make a new median employee determination for 2021. The median employee determination for 2020 is described below.

   - We measured the employee population of the Company as of December 31, 2020 and included all employees of Morgan Stanley and its consolidated subsidiaries globally. We did not include independent contractors and leased employees. Although our employee population varies slightly from the employee population in our December 31, 2020 determination, there have not been any changes that we reasonably believe would significantly impact our pay ratio disclosure.

   - We selected annual total reward awarded in respect of 2020 as the consistently applied compensation measure used to identify the employee with the median of the annual total compensation of all employees (the "median employee"). Annual total reward consists of fixed compensation (e.g., base salary and allowances) and annual incentive compensation delivered in cash or equity and other variable compensation analogous to annual incentive compensation (e.g., commissions). We annualized the compensation of all permanent employees who were employed for less than the full fiscal year. We did not make any cost-of-living adjustments in identifying the median employee. Our median employee for 2020 served in a similar role in 2021 and had his or her compensation adjusted based on his or her performance in that role. We determined that changes in our median employee's compensation arrangements for 2021 did not result in a significant change to our pay ratio disclosure and, therefore, that it was reasonable to utilize our median employee for our pay ratio disclosure for 2021.

2. Once we identified that our median employee selected in 2020 was still reasonable for 2021 disclosure, we calculated the median employee's annual total compensation for 2021 in accordance with the Summary Compensation Table requirements.

Commitment to Equitable Compensation Practices

Attracting, retaining and advancing under-represented talent is a priority for the Company, and a key aspect to this is ensuring that women and all other under-represented groups are rewarded equitably. Morgan Stanley has robust compensation practices that help ensure that compensation and reward decisions are made fairly and consistently and are based on an individual's role, performance and experience. The Company reviews compensation decisions for employees on an ongoing basis, including at the point of hire as well as during our annual compensation process, to help ensure that individual compensation decisions are in line with this philosophy. A diverse workforce is key to our success, and consistent with that, we are committed to continually assessing our rewards structure and decisions to help ensure equity in pay for all employees.

Ownership of Our Stock

Executive Equity Ownership Commitment

Members of the Company's Operating Committee are subject to an Equity Ownership Commitment. The Equity Ownership Commitment requires each of our CEO, CFO and Co-Presidents (collectively, Covered Officers) to achieve ownership of a number of shares of common stock and equity awards with a value equal to a specified multiple of his base salary within five years. Our CEO is required to achieve ownership of shares of common stock and equity awards with a value equal to 10 times his base salary and each other Covered Officer is required to achieve ownership of shares of common stock and equity awards with a value equal to six times his or her base salary. In addition, Operating Committee members (including all executive officers) are required to hold common stock and equity awards equal to a percentage of common stock received from equity awards (less allowances for the payment of any option exercise price and taxes) granted to them for service on the Operating Committee (Equity Award Shares) as follows:

- Our CEO is required to retain 75% of Equity Award Shares.
- Each of our other Operating Committee members is required to retain 50% of Equity Award Shares acquired from equity awards granted beginning in January 2016 and thereafter, and 75% of Equity Award Shares acquired from equity awards granted prior to January 2016; provided that Operating Committee members who are Covered Officers must retain 75% of all Equity Award Shares until the applicable ownership requirement is met.

This commitment ties a portion of our Operating Committee members' net worth to the Company's stock price and provides a continuing incentive for them to work toward superior long-term stock price performance. Exceptions to the Equity Ownership Commitment are subject to the approval of the CMDS Committee. None of our executive officers currently have prearranged trading plans under SEC Rule 10b5-1.

Director Equity Ownership Requirement

Our Corporate Governance Policies require each independent director to retain ownership of a number of shares of Morgan Stanley common stock and equity awards with a value equal to five times the annual cash Board retainer, and to retain 100% of his or her Morgan Stanley stock unit awards (on an after-tax basis) until such ownership requirement is met. In addition, as discussed under "Director Compensation," our independent directors generally receive an equity award upon initial election to the Board and receive an annual equity award thereafter with a grant date fair value of $250,000 (prorated in the case of the initial award) as part of their director compensation. Fifty percent of each equity award granted to our independent directors does not become payable until the director retires from the Board (and may be deferred beyond retirement at the director's election). We believe these equity ownership opportunities and requirements enhance the alignment of independent directors' interests with the long-term interests of our shareholders.

Prohibition Against Pledging and Hedging

Company policy prohibits directors, officers as defined by Section 16 of the Securities Exchange Act of 1934, including the Company's executive officers, and other members of the Company's Operating Committee from pledging, selling short, engaging in hedging strategies or trading derivatives involving Morgan Stanley securities, including securities granted in connection with compensation or otherwise held. Company policy permits other employees to transact in covered calls and protective puts with respect to currently owned and saleable Morgan Stanley shares, subject to varying holding and window period requirements. No employee may hedge or pledge the value of outstanding restricted stock units, performance stock units or other equity-based compensation awards.

Stock Ownership of Executive Officers and Directors

The following table sets forth the beneficial ownership of common stock as of February 28, 2022 by our CEO and the other executive officers named in the "2021 Summary Compensation Table" (our NEOs), directors, the director nominee and by all of our directors and executive officers as a group. As of February 28, 2022, none of the common stock beneficially owned by our directors and current executive officers was pledged.

Name	Common Stock[1]	Underlying[2] Stock Units	Subject to Rights To Acquire Within 60 Days	Total[3]
NAMED EXECUTIVE OFFICERS				
James P. Gorman	1,154,823	218,009	49,564[4]	1,422,396
Sharon Yeshaya	4,895	41,424		46,319
Jonathan M. Pruzan	163,910	175,823	—	339,733
Edward N. Pick	509,112	240,192	—	749,304
Andrew M. Saperstein[5]	47,387	178,479	—	225,866
Daniel A. Simkowitz	155,077	195,729	—	350,806
DIRECTORS AND DIRECTOR NOMINEE				
Elizabeth Corley	—	28,706	—	28,706
Alistair Darling	10,705	22,272	—	32,977
Thomas H. Glocer	7,389	87,480	—	94,869
Robert H. Herz	23,274	59,461	—	82,735
Nobuyuki Hirano[6]	—	—	—	—
Erika H. James	—	806	—	806
Hironori Kamezawa[6]	—	—	—	—
Shelley B. Leibowitz[7]	32,516	4,332	—	36,848
Stephen J. Luczo	204,449	7,886	—	212,335
Jami Miscik	21,429	28,281	—	49,710
Dennis M. Nally	13,669	17,414	—	31,083
Mary L. Schapiro	3,152	20,480	—	23,632
Perry M. Traquina	—	62,750	—	62,750
Rayford Wilkins, Jr.	27,381	33,369	—	60,750
ALL DIRECTORS AND EXECUTIVE OFFICERS AS OF FEBRUARY 28, 2022 AS A GROUP (23 PERSONS)	2,772,139	1,693,799	49,564	4,515,502

[1] Each director, NEO and executive officer has sole voting and investment power with respect to his or her shares of common stock beneficially owned.

[2] Shares of common stock held in a trust (Trust) corresponding to outstanding RSUs. Directors and executive officers may direct the voting of the shares corresponding to such RSUs. Voting by executive officers is subject to the provisions of the Trust, as described in "Information about the Annual Meeting — How Do I Submit Voting Instructions for Shares Held in Employee Plans?" Excludes LTIP awards because executive officers may not direct the voting of any shares corresponding to such awards prior to settlement of the award.

[3] Each NEO and director beneficially owned less than 1% of the shares of common stock outstanding. All executive officers and directors as a group as of February 28, 2021 beneficially owned less than 1% of the common stock outstanding.

[4] Shares of common stock held in a trust with an independent trustee with respect to which Mr. Gorman has the right to exchange for other assets.

[5] Mr. Saperstein also holds 100 depositary shares each representing 1/100th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series N. Mr. Saperstein beneficially owns less than 1% of such depositary shares.

[6] Messrs. Hirano and Kamezawa were designated by MUFG and elected to the Board pursuant to the Investor Agreement. Neither director is compensated by Morgan Stanley for his Board service. See "Principal Shareholders" regarding MUFG's beneficial ownership of Company common stock.

[7] Ms. Leibowitz also holds shares of the following series of Floating Rate Non-Cumulative Preferred Stock: Series A – 31 shares; Series E – 90 shares; Series F – 57 shares; Series I – 37 shares; and Series K – 67 shares; and 20 shares of 4.875% Non-Cumulative Preferred Stock, Series L. Ms. Leibowitz beneficially owns less than 1% of the preferred shares of each series.

Principal Shareholders

The following table contains information regarding the only persons we know of that beneficially own more than 5% of our common stock.

Name and Address	Shares of Common Stock Beneficially Owned	
	Number	Percent[1]
MUFG[2] 7-1, Marunouchi 2-chome Chiyoda-ku, Tokyo 100-8330, Japan	378,479,529	21.6%
State Street[3] One Lincoln Street Boston, MA 02111	130,705,102	7.4%
Vanguard[4] 100 Vanguard Boulevard Malvern, PA 19355	117,937,806	6.7%
BlackRock[5] 55 East 52nd Street New York, NY 10055	106,860,261	6.1%

[1] Percentages based upon the number of shares of common stock outstanding as of the record date, March 28, 2022, and the beneficial ownership of the principal shareholders as reported in SEC filings in notes 2 through 5 below.

[2] Based on the Schedule 13D/A filed April 13, 2021 by MUFG (as of April 13, 2021). The Schedule 13D/A discloses that MUFG beneficially owned 378,479,529 shares and had sole voting power and sole dispositive power with respect to such shares. The Schedule 13D/A also disclosed that of the 378,479,529 shares, 1,394,362 shares were held solely in a fiduciary capacity by certain affiliates of MUFG as the trustee of trust accounts or the manager of investment funds, other investment vehicles and managed accounts as of April 6, 2021, and that MUFG disclaims beneficial ownership of such shares.

[3] Based on the Schedule 13G filed February 11, 2022 by State Street and State Street Global Advisors Trust Company, each acting in various fiduciary and other capacities (as of December 31, 2021). The Schedule 13G discloses that State Street had shared dispositive power as to 130,515,256 shares and shared voting power as to 122,903,273 shares and that State Street Global Advisors Trust Company beneficially owned 101,059,413 shares and had shared dispositive power as to 101,051,832 shares and shared voting power as to 96,801,799 shares.

[4] Based on the Schedule 13G dated February 9, 2022 filed by Vanguard (as of December 31, 2021). The Schedule 13G discloses that Vanguard had sole voting power as to zero shares and sole dispositive power as to 112,164,990 shares and shared voting power as to 2,221,879 shares and shared dispositive power as to 5,772,816 shares.

[5] Based on the Schedule 13G dated February 1, 2022 filed by BlackRock (as of December 31, 2021). The Schedule 13G discloses that BlackRock had sole voting power as to 94,296,604 shares and sole dispositive power as to 106,860,261 shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers, and beneficial owners of more than 10% of our common stock to file reports with the SEC indicating their holdings of, and transactions in, our equity securities. Based on a review of these reports, and upon written representations from our executive officers and directors, we believe that all of our executive officers, directors, and 10% owners complied with all Section 16(a) filing requirements for fiscal year 2021, except that a late Form 4 was filed on December 3, 2021 on behalf of a director, Mr. Traquina, to report a 2020 gift of 400 depositary shares each representing a 1/100th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series N.

Shareholder Proposal

The Company sets forth below a shareholder proposal and the proponent's supporting statement. The Board and the Company accept no responsibility for the text of this proposal and supporting statement. The Board recommends that you vote against the shareholder proposal. A proposal may be voted on at the annual meeting only if properly presented by the shareholder proponent or the proponent's qualified representative.

Item 4

Shareholder Proposal Requesting Adoption of a Policy to Cease Financing New Fossil Fuel Development

☒   Our Board unanimously recommends that you vote **"AGAINST"** this proposal.

The Sierra Club Foundation, 2101 Webster Street, Suite 1250, Oakland, CA 94612, beneficial owner of 95 shares of common stock, has notified the Company that it intends to present the following proposal and related supporting statement at the annual meeting.

Resolved: Shareholders request that the Board of Directors adopt a policy by the end of 2022 committing to proactive measures to ensure that the company's lending and underwriting do not contribute to new fossil fuel development, consistent with fulfilling the United Nations Environmental Program Finance Initiative recommendations to the G20 Sustainable Finance Working Group, and the International Energy Agency's Net Zero Emissions by 2050 Scenario, for credible net zero commitments.

Supporting Statement

Morgan Stanley "recognizes that climate change is occurring, and acknowledges the scientific consensus…that greenhouse gases emitted by human activities are the primary driver. We recognize the benefits of helping to reduce greenhouse gas emissions as climate change poses significant risks to the global economy."[1] Morgan Stanley is a member of the Net Zero Banking Alliance (NZBA), for which our CEO committed to align with pathways consistent with a maximum temperature rise of 1.5 degrees Celsius above pre-industrial levels, utilizing decarbonization scenarios from "credible and well-recognized sources."[2]

However, membership in the Alliance does not necessarily equate with alignment with global climate goals. The United Nations Environmental Program Finance Initiative (UNEP FI), which convenes the NZBA, published an Input Paper to the G20 Sustainable Finance Working Group which defines credible net zero commitments of financial institutions, including: "A financial institution establishing a net-zero commitment should begin aligning with the required assumptions and implications of IPCC 1.5°C no/low overshoot pathways as soon as possible….All no/low overshoot scenarios indicate an immediate reduction in fossil fuels, signaling that investment in new fossil fuel development is not aligned with 1.5°C."[3] Another of the world's most credible sources, the International Energy Agency (IEA), in its Net Zero Emissions by 2050 Scenario (NZE), states that "no fossil fuel exploration is required and no new oil and natural gas fields are required beyond those that have already been approved for development."[4] Morgan Stanley has restricted financing for new coal operations and Arctic drilling, but has no policy to halt financing any new oil and gas exploration and development. Morgan Stanley is the fifth-highest U.S. financier or facilitator of companies expanding fossil fuels, according to the Banking on Climate Chaos report.[5]

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[1]   https://www.morganstanley.com/about-us-governance/Environmental_and_Social_Policy_Statement_December_2020.pdf, at 10.

[2]   https://www.unepfi.org/wordpress/wp-content/uploads/2021/04/UNEP-FI-NZBA-Commitment-Statement.pdf

[3]   https://g20sfwg.org/wp-content/uploads/2021/10/2021-UNEP-FI.-Recommendations-for-Credible-Net-Zero-Commitments.pdf, at 15.

[4]   https://iea.blob.core.windows.net/assets/88dec0c7-3a11-4d3b-99dc-8323ebfb388b/WorldEnergyOutlook2021.pdf, at 100.

[5]   https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf, at 38.

Morgan Stanley faces two associated problems: first, its prominence in asserting climate leadership flies in the face of its actions, creating reputational risk from accusations of greenwashing; second, in underwriting projects which are unneeded under the UNEP FI recommendations or the IEA NZE scenario, it is knowingly loading potentially stranded assets onto its clients' balance sheets, creating litigation risk.[6] In this regard, investors need to know that Morgan Stanley's lending and underwriting policies are consistent with its own net zero commitment.

Statement of the Board Recommending a Vote Against this Proposal

The Board believes that this proposal is not in the best interest of Morgan Stanley or its shareholders and opposes this proposal for the reasons discussed below:

- **Morgan Stanley supports the transition to a low-carbon economy. We have already committed to a climate transition path, including to achieve Net-Zero financed emissions ("Net-Zero") by 2050, and have announced multiple commitments to help facilitate this transition.**
  - **In 2020, we were the first major U.S. headquartered global financial services firm to commit to achieve Net-Zero financed emissions by 2050.** This commitment was reviewed by our Board and is consistent with our membership in the United Nations-convened Net-Zero Banking Alliance.
  - **In 2021, we publicly announced our 2030 interim financed emissions targets for auto manufacturing, energy and power, which we identified as the most emissions-intensive sectors in our corporate lending portfolio.** Our reduction targets, which cover client Scope 1, Scope 2 and Scope 3 emissions and all greenhouse gases, inclusive of the corporate lending portfolio, are consistent with, and sourced from, the emissions pathways for these sectors as modeled in the International Energy Agency ("IEA") Net-Zero Emissions by 2050 Scenario that is requested by the proposal.
  - **Commitment to mobilize capital toward the transition.** In 2021, we committed to mobilize $750 billion to support advancing low carbon solutions by 2030, tripling our pledge from 2018. Our enhanced commitment is part of Morgan Stanley's larger goal to mobilize $1 trillion towards sustainability solutions in support of the United Nations Sustainability Goals by 2030.
  - **Commitment to be carbon neutral in 2022.** We aim to source 100 percent of our global operational needs from renewable energy and offset any remaining emissions.
- **Our Board oversees Morgan Stanley's policies with respect to emissions-intensive sectors, including as outlined in our Environmental and Social Policy Statement, which was adopted by the Nominating and Governance Committee of the Board and is available on our website at www.morganstanley.com/ content/dam/msdotcom/en/about-us-governance/pdf/Environmental_and_Social_Policy_Statement.pdf. Our Policy Statement is reviewed and updated regularly and includes meaningful commitments relating to our financing and other activities focused on emissions-intensive sectors. Our efforts include restrictions on certain activities, enhanced due diligence, and other undertakings/assurances to address the risks that these sectors pose as summarized below.**
  - ***Coal-Fired Power Generation:*** We seek to reduce the proportion of our energy financing to coal-fired power generation and will not finance transactions globally that directly support the development of new or physical expansions of coal-fired power generation to provide financing for a stand-alone coal-fired power plant, unless there is carbon capture and storage or equivalent carbon emissions reduction technology.
  - ***Thermal Coal Mining:*** We have reduced and will continue to reduce our exposure to thermal coal mining globally.
    - We will not provide financing: (i) where the specified use of proceeds would be directed toward mountaintop removal mining ("MTR"); (ii) for companies that rely on MTR for anything more than a

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6   https://www.justice.gov/opa/pr/goldman-sachs-agrees-pay-more-5-billion-connection-its-sale-residential-mortgage-backed

limited portion of their annual coal production and do not have a plan to eliminate existing MTR operations in the foreseeable future; and (iii) where the specified use of proceeds would be directed toward new thermal coal mine development or expansion of existing mines.

- By 2025, we will not provide lending, capital markets or advisory services to any company with greater than 20% of revenue from thermal coal mining, unless such company has a public diversification strategy or the transaction being provided by our lending, capital markets or advisory services facilitates diversification.
- By 2030, we will phase out our remaining credit exposure to companies with greater than 20% of revenue from thermal coal mining globally.
  - *Arctic Oil and Gas:* We will not directly finance new oil and gas exploration and development in the Arctic, including the Arctic National Wildlife Refuge. Any other potential transactions in the Arctic region require escalation and senior management approval.
  - *Oil and Gas:* We will engage with clients in the oil and gas sector to understand their greenhouse gas reduction initiatives, Net-Zero commitments and other relevant strategies. We will also conduct enhanced due diligence when considering transactions related to certain activities in these sectors.

- **Morgan Stanley believes it is well positioned to help companies make progress in addressing the transition to a low-carbon economy by providing our knowledge to support our clients on their transition journey.**
  - Morgan Stanley believes there is a benefit to us and our stakeholders in helping the companies in the emissions-intensive sectors transition to the low carbon economy, leveraging our existing client relationships and expertise.
  - We want to support our clients and understand that the transition to a low-carbon economy may pose different challenges and opportunities to different companies. Such opportunities may include transition to low-carbon fuel development, electrification of upstream operations and investment in assets that reduce emissions. Fossil-fuel clients that seek financial solutions to implement these changes present an opportunity for near-term partnership with our firm, to the benefit of Morgan Stanley and our stakeholders, as well as the climate.
  - Morgan Stanley's approach to being an advocate for thoughtfully managing climate risk and contributing to decarbonization, which we have developed within our own organization, facilitates the path for other companies to meet their climate risk management objectives.
  - If we were to cease funding to certain types of industries, it is likely that financing will be provided by others without our level of commitment to climate transition.

- **The transition to a low-carbon economy is complex, and requires intentional balancing of risks and opportunities. The proposal unnecessarily restricts Morgan Stanley's ability to conduct our operations by inherently limiting lending and underwriting activities that "contribute to" fossil fuel expansion, potentially affecting a broad array of clients. The proposal could lead to far-reaching consequences that could affect our business decisions, require meaningful resources to implement, and impact our relationships with our clients and other stakeholders.**
  - Morgan Stanley recognizes the societal risks posed by climate change. As discussed above, despite Morgan Stanley's existing public commitments to transition to a low-carbon economy, the proposal seeks to impose specific measures and dictate a prescribed method to achieve such policy that limits Morgan Stanley's discretion. Implementation of the proposal could require Morgan Stanley to take measures to avoid new financings, and cease all forms of ongoing financings, to our clients that are involved in, or otherwise indirectly contribute to, fossil fuel development.
  - Lending and underwriting form a significant part of Morgan Stanley's Institutional Securities core business. Consequently, decisions around the provision of financial services, including the extension of credit, to our clients are fundamental to management's ability to run our business in a manner that is in the best interest of Morgan Stanley and our stakeholders.
  - The proposal's "one size fit all" approach to the complicated objective of reducing carbon emissions does not leave room for Morgan Stanley management to weigh the complex variables, and manage associated risks, that are needed in deciding whether to enter into new businesses or manage our existing obligations. The

proposal also deprives us of the flexibility to consider the diverse nature, businesses and regulatory circumstances of our clients within the United States and globally as well as the best decarbonization strategy for our various clients. For instance, the proposal relies on the assumption that demand for fossil fuel production will decline quickly and steadily; however this may not be the case.

○ From a risk perspective, we have been intensely focused on integrating climate risk considerations into our risk management processes. We believe our Net-Zero commitment and our interim targets discussed above will help reduce our exposure to transition risk from the most emissions-intensive companies over time.

- We expect to reduce our transition risk through sound client engagement and risk management processes that support our clients' transition to more sustainable, lower-carbon business models that may be less vulnerable to changes in policy, technology and consumer sentiments.

- We are best positioned to work toward these objectives with continued discretion to maintain our business relationships with our clients.

○ While we have utilized the most relevant part of IEA Program Finance Initiative to guide our financed emissions pathway, we did not commit to completely instituting every aspect of the initiative as it is critical that we adapt the initiative to what is best for Morgan Stanley and our stakeholders.

- While this framework calls for an immediate end to fossil fuel expansion, we believe that there must be a balancing of the potential impacts on Morgan Stanley, the economy and on society.

- At this time, we believe immediately removing support from key sectors like energy (or even providing in a policy for removal of support by a future date) would also likely undermine a smooth climate transition and the role that Morgan Stanley can play.

- **For the foregoing reasons, the Board believes the policy requested by the proposal is unnecessary in light of our Net-Zero commitment, interim financed emissions targets and other public commitments; robust risk management programs and policies; and ability to assist clients in their transition to a low-carbon economy.**

- **The Board also believes management should have the ability to weigh the complex variables that are needed in the course of Morgan Stanley's business and have the flexibility to decide the best way for Morgan Stanley to contribute to a low-carbon economy in a manner that is in the best interests of Morgan Stanley, our clients and our stakeholders.**

Our Board unanimously recommends that you vote "AGAINST" this proposal. Proxies solicited by the Board will be voted "AGAINST" this proposal unless otherwise instructed.

Information About the Annual Meeting

Questions and Answers

Where is the Annual Meeting?

In furtherance of Morgan Stanley's commitment to reduce our carbon footprint and facilitate shareholder participation regardless of physical location, we will hold our annual meeting virtually this year at www.virtualshareholdermeeting.com/MS2022. Your vote is important. Whether or not you plan to attend the annual meeting, we urge you to vote and submit your proxy in advance of the meeting.

How Do I Attend the Annual Meeting?

You are entitled to attend and participate in the annual meeting only if you were a shareholder of record as of the close on the record date, March 28, 2022, or hold a valid proxy for the meeting. To attend the annual meeting, log into www.virtualshareholdermeeting.com/MS2022, and enter the 16-digit control number found on your Notice or proxy card or the voting instructions you received within the body of the email you received containing the proxy statement. We encourage you to access the webcast prior to the scheduled start time of the annual meeting. If you encounter any difficulties accessing the virtual annual meeting, please call the technical support number that will be posted on the virtual annual meeting log-in page at www.virtualshareholdermeeting.com/MS2022. By your attendance, you acknowledge that you have received and agreed to abide by the rules of conduct for our annual meeting that will be made available at the virtual meeting site at www.virtualshareholdermeeting.com/MS2022. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest but you will not be able to participate.

How Can I Ask Questions at the Annual Meeting?

We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate in our virtual annual meeting as they would at an in-person meeting. Shareholders as of our record date who attend and participate in our virtual annual meeting will have an opportunity to submit questions live via the Internet through the virtual meeting platform at www.virtualshareholdermeeting.com/MS2022. We will respond to questions during a designated portion of the meeting. In accordance with the rules of conduct for our annual meeting available at the virtual meeting site at www.virtualshareholdermeeting.com/MS2022, shareholders should include their name in the field provided and limit themselves to two questions in order to give as many shareholders as possible the opportunity to ask questions. If we receive substantially similar questions from multiple shareholders, we may group such questions together and provide a single response to avoid repetition. Only questions that comply with the rules of conduct for our annual meeting will be answered.

Who Can Vote at the Annual Meeting?

You may vote all shares of Morgan Stanley's common stock that you owned as of the close of business on March 28, 2022, the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting. Each share of common stock entitles you to one vote on each matter voted on at the annual meeting. On the record date, 1,756,160,543 shares of common stock were outstanding.

What Is the Quorum to Hold the Meeting?

The holders of a majority of the voting power of the outstanding shares of common stock, represented in person or by proxy, constitute a quorum for the annual meeting of shareholders. Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. Virtual attendance at our annual meeting constitutes presence in person for purposes of a quorum at the meeting.

What Vote Is Required and How Will My Votes Be Counted?

The following table sets forth the vote standard applicable to each proposal, as determined by the Company's bylaws and applicable regulatory guidance, at a meeting at which a quorum is present.

Proposal	Board's Recommendation	Vote Required to Adopt Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"
Election of Directors	FOR	Majority of votes cast (for and against) with respect to such director*	No Effect	No Effect
Ratification of Appointment of Auditor	FOR	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon (for, against and abstain)	Vote Against	Not Applicable
Non-Binding Advisory Vote to Approve Executive Compensation	FOR	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon (for, against and abstain)	Vote Against	No Effect
Shareholder Proposal	AGAINST	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon (for, against and abstain)	Vote Against	No Effect

* Under Delaware law, if a director does not receive a majority of votes cast in an uncontested election, the director will continue to serve on the Board. Pursuant to the bylaws, each director has submitted an irrevocable letter of resignation that becomes effective, contingent on the Board's acceptance, if the director does not receive a majority of votes cast in an uncontested director election. In such case, if a director does not receive a majority of votes cast, the Board will make a determination to accept or reject the resignation and publicly disclose its decision within 90 days after the certification of the election results.

Is My Vote Confidential?

Our bylaws provide that your vote is confidential and will not be disclosed to any officer, director or employee, except in certain limited circumstances such as when you request or consent to disclosure. Voting of the shares held in the 401(k) Plan also is confidential.

How Do I Submit Voting Instructions for Shares Held Through a Broker?

If you hold shares through a broker, follow the voting instructions you receive from your broker. If you do not submit voting instructions to your broker, your broker may still be permitted to vote your shares in certain cases. NYSE member brokers may vote your shares as described below:

- **Non-discretionary Items. All items, other than the ratification of the appointment of Morgan Stanley's independent auditor, are "non-discretionary" items. It is critically important that you submit your voting instructions if you want your shares to count for non-discretionary items.** Your shares will remain unvoted for such items if your NYSE member broker does not receive voting instructions from you.
- **Discretionary Item.** The ratification of the appointment of Morgan Stanley's independent auditor is a "discretionary" item. NYSE member brokers that do not receive instructions from beneficial owners may vote on this proposal in their discretion.

If you do not submit voting instructions, the broker will submit a proxy for your shares voting discretionary items, but will not vote non-discretionary items. This results in a "broker non-vote" for non-discretionary items.

How Do I Submit Voting Instructions for Shares Held in My Name?

If you hold shares as a record shareholder, you may have your shares voted by submitting a proxy for your shares by mail, telephone or the Internet as described on the proxy card. If you submit your proxy via the Internet, you may incur Internet access charges. Submitting your proxy will not limit your right to vote at the annual meeting. A properly completed and submitted proxy will be voted in accordance with your instructions, unless you subsequently revoke your proxy in accordance with the procedures described below (see "How Can I Revoke My Proxy?").

If you submit a signed proxy card without indicating your voting instructions, the person voting the proxy will vote your shares according to the Board's recommendations.

How Do I Submit Voting Instructions for Shares Held in Employee Plans?

If you hold shares in, or have been awarded stock units under, certain employee plans, you will separately receive directions on how to submit your voting instructions. Shares held in the following employee plans also are subject to the following rules:

401(k) Plan. The Northern Trust Company (Northern Trust), the 401(k) Plan's trustee, must receive your voting instructions for the common stock held on your behalf in the 401(k) Plan on or before May 23, 2022. If Northern Trust does not receive your voting instructions by that date, it will vote such shares together with other unvoted, forfeited and unallocated shares in the 401(k) Plan in the same proportion as the voting instructions that it receives from other participants in the 401(k) Plan. On March 28, 2022, there were 29,341,044 shares in the 401(k) Plan.

Other Equity-Based Plans. State Street Global Advisors Trust Company acts as trustee for the Trust that holds shares of common stock underlying stock units awarded to employees under several of Morgan Stanley's equity-based plans. Employees allocated shares held in the Trust must submit their voting instructions for receipt by the trustee on or before May 23, 2022. If the trustee does not receive your instructions by that date, it will vote such shares, together with shares held in the Trust that are unallocated or held on behalf of former Morgan Stanley employees and employees in certain jurisdictions outside the U.S., in the same proportion as the voting instructions that it receives for shares held in the Trust in connection with such plans. On March 28, 2022, 65,834,084 shares were held in the Trust in connection with such plans.

How Can I Revoke My Proxy?

You can revoke your proxy at any time before your shares are voted by (1) delivering a written revocation notice prior to the annual meeting to Martin M. Cohen, Corporate Secretary, Morgan Stanley, 1585 Broadway, Suite C, New York, New York 10036; (2) submitting a later dated proxy that we receive no later than when the polls close during the annual meeting; or (3) voting at the annual meeting. Attending the annual meeting does not revoke your proxy unless you vote at the meeting.

Why Did I Receive a One-Page Notice Regarding the Internet Availability of Proxy Materials?

Pursuant to SEC rules, we are mailing to certain of our shareholders a Notice about the availability of proxy materials on the Internet instead of paper copies of the proxy materials. This process allows us to expedite our shareholders' receipt of proxy materials, lower the costs of distribution and reduce the environmental impact of our annual meeting. All shareholders receiving the Notice will have the ability to access the proxy materials and submit a proxy over the Internet. **It is important that you submit your proxy to have your shares voted.**

Instructions on how to access the proxy materials over the Internet or to request a paper copy of the proxy materials may be found in the Notice. The Notice is not a proxy card and cannot be returned to submit your vote. You must follow the instructions on the Notice to submit your proxy to have your shares voted.

Other Business

We do not know of any other matters that may be presented for action at the meeting other than those described in this proxy statement. If any other matter is properly brought before the meeting, the proxy holders will vote on such matter in their discretion as permitted under SEC rules.

How Can I Submit a Shareholder Proposal or Nominate a Director for the 2023 Annual Meeting?

Shareholders intending to present a proposal at the 2023 annual meeting and have it included in our proxy statement for that meeting must submit the proposal in writing to Martin M. Cohen, Corporate Secretary, 1585 Broadway, Suite C, New York, New York 10036 or by email to shareholderproposals@morganstanley.com. We must receive the proposal no later than December 9, 2022.

Shareholders intending to present a proposal at the 2023 annual meeting (but not to include the proposal in our proxy statement) or to nominate a person for election as a director (but not to include such nominee in our proxy materials) must comply with the requirements set forth in our bylaws. The bylaws require, among other things, that our Corporate Secretary receive written notice from the record shareholder of intent to present such proposal or nomination no earlier than the close of business on the 120th day and no later than the close of business on the 90th day prior to the anniversary of the preceding year's annual meeting. Therefore, the Company must receive notice of such a proposal or nomination for the 2023 annual meeting no earlier than the close of business on January 26, 2023 and no later than the close of business on February 25, 2023. The notice must contain the information required by the bylaws.

As described under "Corporate Governance Matters — Corporate Governance Practices — Shareholder Rights and Accountability," we have adopted proxy access. Under our bylaws, shareholders who meet the requirements set forth in our bylaws may nominate a person for election as a director and include such nominee in our proxy materials. The bylaws require, among other things, that our Corporate Secretary receive written notice of the nomination no earlier than the close of business on the 150th day and no later than the close of business on the 120th day prior to the anniversary of the mailing date of the proxy statement for the preceding year's annual meeting. Therefore, the Company must receive notice of such a nomination for the 2023 annual meeting no earlier than the close of business on November 9, 2022 and no later than the close of business on December 9, 2022.

Our bylaws are available at www.morganstanley.com/about-us-governance or upon request to our Corporate Secretary.

What Are the Costs of Soliciting Proxies for the Annual Meeting?

We will pay the expenses for the preparation of the proxy materials and the solicitation by the Board of your proxy. Our directors, officers and employees, who will receive no additional compensation for soliciting, and D.F. King & Co., Inc. (D.F. King) may solicit your proxy, in person or by telephone, mail, or other means of communication. We will pay D.F. King fees not exceeding $25,000 plus expenses. We will also reimburse brokers, including our subsidiary broker-dealers and other nominees, for costs they incur mailing proxy materials.

What if I Share an Address with Another Shareholder?

"Householding" reduces our printing and postage costs by permitting us to send one annual report and proxy statement to shareholders sharing an address (unless we have received contrary instructions from one or more of the shareholders sharing that address). Shareholders may request to discontinue or begin householding by contacting Broadridge Financial Services at (866) 540-7095 or by sending a written request to Broadridge Financial Services, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Any householded shareholder may request prompt delivery of a copy of the annual report or proxy statement by contacting us at (212) 762-8131 or may write to us at Investor Relations, 1585 Broadway, New York, NY 10036.

How Can I Consent to Electronic Delivery of Annual Meeting Materials?

This proxy statement and the annual report are available on our website at www.morganstanley.com/2022ams. You can save the Company postage and printing expense by consenting to access these documents over the Internet. If you consent, you will receive notification next year when these documents are available with instructions on how to view them and submit voting instructions. You may sign up for this service through enroll.icsdelivery.com/ms. If you hold your shares through a bank, broker or other holder of record, contact the record holder for information regarding electronic delivery of materials. Your consent to electronic delivery will remain in effect until you revoke it. If you choose electronic delivery, you may incur costs, such as cable, telephone and Internet access charges, for which you will be responsible.

Our Core Values

Long-term and enduring success lies in having a strong culture and talented employees who live our values. At Morgan Stanley, our culture guides our employees, and our values inform everything we do.

James P. Gorman, Chairman and Chief Executive Officer

DO THE RIGHT THING

- Act with integrity
- Think like an owner to create long-term shareholder value
- Value and reward honesty and character

PUT CLIENTS FIRST

- Keep the client's interests first
- Work with colleagues to deliver the best of the Firm to every client
- Listen to what the client is saying and needs

LEAD WITH EXCEPTIONAL IDEAS

- Win by breaking new ground
- Leverage different perspectives to gain new insight
- Drive innovation
- Be vigilant about what we can do better

COMMIT TO DIVERSITY & INCLUSION

- Value individual and cultural differences as a defining strength
- Champion an environment where all employees feel a sense of belonging—are heard, seen and respected
- Expect everyone to challenge behavior counter to our culture of inclusion
- Attract, develop and retain talent reflecting the full diversity of society

GIVE BACK

- Serve our communities generously with our expertise, time and money
- Build a better firm for the future by contributing to our culture
- Develop our talent through mentoring and sponsorship

 

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